As Filed With The United States Securities and Exchange Commission on March 10, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Spark Networks plc
(Exact name of Registrant as specified in its charter)

England and Wales	7375	98-0200628
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

8383 Wilshire Boulevard, Suite 800
Beverly Hills, CA 90211
(323) 836-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David E. Siminoff
Spark Networks plc
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211
Telephone: (323) 836-3000
Fax: (323) 836-3333

Copies to:

Thomas J. Poletti, Esq	Edward Sonnenschein, Jr., Esq.
Katherine J. Blair, Esq	Gregory M. Pettigrew, Esq.
Anh Q. Tran, Esq	Michael Triessl, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP	Latham & Watkins LLP
10100 Santa Monica Boulevard, 7th Floor	633 West Fifth Street, Suite 4000
Los Angeles, California 90067	Los Angeles, California 90071
Telephone: (310) 552-5000	Telephone: (213) 485-1234
Fax: (310) 552-5001	Fax: (213) 891-8763

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check following box:    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price (2)(3)	Registration Fee(4)

Ordinary Shares, par value 1p per share(1)	$75,000,000	$8,828

(1)	Consists of (i) ordinary shares that are to be offered and sold in the form of American Depositary Shares and (ii) ordinary shares that the underwriters may purchase in the form of American Depositary Shares to cover over-allotments, if any. The American Depositary Shares, each representing one ordinary share, evidenced by American Depositary Receipts upon deposit of the ordinary shares registered hereby, are being registered under a separate registration statement on Form F-6.
(2)	Includes ordinary shares that the underwriters may purchase in the form of American Depositary Shares to cover over-allotment, if any.
(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(4)	Pursuant to Rule 457(p), the registration fee is being offset by a previously paid filing fee of $12,670 paid in connection with the filing on August 4, 2004 by MatchNet, Inc. of a registration statement on Form S-1 (file number 333-117940).
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                    , 2005

American Depositary Shares
SPARK NETWORKS PLC
Representing                                 Ordinary Shares
$               per American Depositary Share

•	Spark Networks plc is offering ordinary shares in the form of American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering ADSs. We will not receive any net proceeds from the sale of our shares by the selling shareholders.
•	Each ADS represents the right to receive one ordinary share.
•	This is our initial public offering in the United States of America and no public market currently exists for our ADSs.
•	Our ordinary shares in the form of Global Depositary Shares, or GDSs, currently trade on the Frankfurt Stock Exchange under the symbol “MHJG.” The last reported sales price of the GDSs on the Frankfurt Stock Exchange on March 9, 2005 was €7.80 per GDS, or $10.21 per GDS.
•	Proposed trading symbol for the ADSs: Nasdaq National Market — SPRK.

This investment involves risk. See “Risk Factors” beginning on page 5.

	Per ADS	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Spark Networks plc	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters have a 30-day option to purchase up to                     additional ordinary shares in the form of ADSs from us and           additional ordinary shares in the form of ADSs from certain selling shareholders to cover over-allotments, if any.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Piper Jaffray
             Thomas Weisel Partners LLC
ThinkEquity Partners LLC
The date of this prospectus is                     , 2005

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

PROSPECTUS SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore you should also read the more detailed information set out in this prospectus and the financial statements. You should carefully consider, among other things, the matters discussed in “Risk Factors.” We were incorporated in September 1998 under the laws of England and Wales as a public limited company. Throughout this prospectus, we refer to Spark Networks plc (known as MatchNet plc until January 10, 2005) and our subsidiaries as “we,” “us,” “our,” “our company,” “Spark Networks” and “MatchNet” unless otherwise indicated. Spark Networks, MatchNet, JDate and AmericanSingles are our trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.
Our Business
We are a leading provider of online personals services in the United States and internationally. Our Web sites enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry. We provide this opportunity through the many features on our Web sites, such as detailed profiles, onsite email centers, real-time chat rooms, and instant messaging services. During 2004, we averaged approximately 4.9 million unique monthly visitors to our Web sites in the United States, which, according to comScore Media Metrix, ranked us as the third largest provider of online personals services in the United States. Currently, our key Web sites are JDate.com and AmericanSingles.com. Membership on our sites is free and allows a registered user to post a personal profile and to access our searchable database of member profiles and our 24/7 customer service. The ability to initiate most communication with other members requires the payment of a monthly subscription fee, which represents our primary source of revenue.
We believe that online personals fulfill significant needs for America’s 95.7 million single adults who are looking to meet a companion or date. Traditional methods such as printed personals advertisements, offline dating services and public gathering places often do not meet the needs of time-constrained single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Offline dating services are time-consuming, expensive and offer a smaller number of potential partners. Public gathering places such as restaurants, bars and social venues provide a limited ability to learn about others prior to an in-person meeting. In contrast, online personals services facilitate interaction between singles by allowing them to screen and communicate with a large number of potential companions. With features such as detailed personal profiles, email and instant messaging, this medium allows users to communicate with other singles at their convenience and affords them the ability to meet multiple people in a safe and secure online setting.
As of December 31, 2004, we had more than 10 million members, which we define as individuals who have posted a personal profile or have logged on to any of our Web sites at least once in the last 12 months. For the year ended December 31, 2004, we had approximately 226,100 average paying subscribers, representing an increase of 79.7% from the year ended December 31, 2003.
We intend to grow our business in the following ways:

•	Increasing our base of members in the United States and internationally through integrated and targeted marketing efforts and geographic expansion;

•	Increasing the number and percentage of our members who convert into paying subscribers by offering improved matching technology and communications features and by leveraging our strong customer service focus; and

•	Extending into new vertical affinity markets that we believe will be receptive to paid online personals and are large enough to enable us to attain a required critical mass of members and paying subscribers.
Office Location
Our principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211. Our telephone number at that location is (323) 836-3000. Our registered office is located at 73 Abbey Road, London NW8 0AE, England. Our corporate Web site address is www.spark.net. This is a textual reference only. We do not incorporate the information on our Web site into this prospectus, and you should not consider any information on, or that can be accessed through, our Web site as part of this prospectus.
The Offering
ADSs offered:

By Spark Networks plc	ADSs

By selling shareholders	ADSs

Total	ADSs

Total ordinary shares outstanding after the offering, including ordinary shares underlying ADSs and GDSs	Ordinary Shares

Offering price	$ per ADS

Use of Proceeds	We intend to use the net proceeds of this offering to expand our marketing efforts, for general corporate purposes, including a potential rescission offer, and for potential investments and acquisitions. We will not receive any of the net proceeds from the sale of our shares by the selling shareholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SPRK
The total number of ordinary shares to be outstanding immediately after this offering is based on 24,587,351 ordinary shares outstanding as of December 31, 2004. This information excludes:

•	8,996,759 ordinary shares issuable upon the exercise of outstanding options as of December 31, 2004, with exercise prices ranging from $0.96 to $12.01 per share and a weighted average exercise price of $3.81 per share;

•	783,000 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2004, with exercise prices ranging from $1.44 to $2.81 and a weighted average exercise price of $2.75 per share;

•	15,503,000 ordinary shares available for issuance under our share option schemes; and

•	ordinary shares in the form of ADSs available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.

Summary Consolidated Financial Data
The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein.

	Year ended December 31,(1)

	2002	2003	2004

	(in thousands, except per share and average
	paying subscriber data)
Consolidated Statements of Operations Data:
Net revenues	$16,352	$36,941	$65,052
Direct marketing expenses	5,396	18,395	31,240

Contribution margin	10,956	18,546	33,812
Operating expenses:
Indirect marketing	403	907	2,451
Customer service	1,207	2,536	3,379
Technical operations	1,587	4,341	7,162
Product development	603	959	2,013
General and administrative (excluding share-based compensation)(2)	7,996	16,885	27,727
Share-based compensation	—	1,871	1,704
Amortization of intangible assets other than goodwill	524	555	860
Impairment of long-lived assets	—	1,532	208

Total operating expenses	12,320	29,586	45,504

Operating loss	(1,364)	(11,040)	(11,692)
Interest (income) and other expenses, net	(840)	(188)	(66)

Loss before income taxes	(524)	(10,852)	(11,626)
Provision for income taxes	—	—	1

Net loss	$(524)	$(10,852)	$(11,627)

Net loss per share — basic and diluted(3)	$(0.03)	$(0.57)	$(0.51)

Weighted average shares outstanding — basic and diluted (3)	18,460	18,970	22,667

Other Financial Data:
Depreciation	$874	$1,441	$3,065
Additional Information:
Average paying subscribers(4)	58,700	125,800	226,100

	December 31,

	2002	2003	2004

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$7,755	$5,815	$7,423
Total assets	17,461	17,089	27,562
Deferred revenue	1,535	3,232	3,933
Capital lease obligations and notes payable	—	487	1,873
Total liabilities	3,998	11,659	16,872
Shares subject to rescission(5)	—	—	3,819
Accumulated deficit	(21,156)	(32,008)	(43,635)
Total shareholders’ equity	13,463	5,430	6,871
Footnotes on following page.

(1)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain asset and business acquisitions.
(2)	In 2004, general and administrative expenses included an expense of approximately $2.4 million related to an employee severance, $2.1 million related to the United States initial public offering of MatchNet, Inc. that was planned for mid-2004, but which was withdrawn shortly after the related registration statement was filed in the third quarter of 2004, as well as one legal settlement resulting in the recognition of $900,000 in expenses in the third quarter and two legal settlements resulting in the recognition of $2.1 million in expenses in the fourth quarter of 2004. In 2003, general and administrative expenses included a charge of $1.7 million primarily related to a settlement with Comdisco.
(3)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements.
(4)	Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period. Additionally, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of other business metrics we use to evaluate our business.
(5)	Under our 2000 Executive Share Option Scheme (“2000 Option Scheme”), we granted options to purchase ordinary shares to certain of our employees, directors and consultants. The issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from registration and qualification under federal and California state securities laws, and as a result, we may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, we may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares. As of December 31, 2004, assuming every eligible person that continues to hold the securities issued upon exercise of options granted under the 2000 Option Scheme were to accept a rescission offer, we estimate the total cost to us to complete the rescission would be approximately $3.6 million, excluding statutory interest, and $3.8 million including statutory interest at 7% per annum, accrued since the date of exercise of the options. The rescission acquisition price is calculated as equal to the original exercise price paid by the optionee to our company upon exercise of their option.
Presentation of Financial Information
We report our financial statements in U.S. dollars and prepare our financial statements in accordance with generally accepted accounting principles in the United States. In this prospectus, except where otherwise indicated, references to “$” or “U.S. dollars” are to the lawful currency of the United States, references to “€” or “euro” are to the single currency of the European Union, and references to “£” or “pound sterling” are to the currency of the United Kingdom. The exercise prices of options and warrants as outstanding on December 31, 2004 noted in this prospectus are presented on an as converted basis into U.S. dollars at an exchange rate of € 0.73314 per $1.00 or £ 0.51916 per $1.00, each of which is based on the average bid and ask exchange price as reported by OANDA for the day December 31, 2004.

RISK FACTORS
You should carefully consider the risks described below together with all of the other information included in this prospectus and the related registration statement before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that adversely affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our ordinary shares, in the form of ADSs, would decline and you may lose all or part of your investment.
Risks Related To Our Business
We have significant operating losses and we may incur additional losses in the future.
We have historically generated significant operating losses. As of December 31, 2004, we had an accumulated deficit of approximately $43.6 million. We had a net loss of approximately $11.6 million for the fiscal year ended December 31, 2004 and approximately $10.9 million for the year ended December 31, 2003. Our net loss for the three months ended December 31, 2004 was approximately $1.6 million. We expect that our operating expenses will continue to increase during the next several years as a result of the promotion of our services, the hiring of additional key personnel, the expansion of our operations, including the launch of new Web sites, and entering into acquisitions, strategic alliances and joint ventures. Our ability to generate positive cash flow and operating profits will depend on many factors that are difficult to predict. If our revenues do not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant.
Our limited operating history and relatively new business model in an emerging and rapidly evolving market makes it difficult to evaluate our future prospects.
We derive nearly all of our net revenues from online subscription fees for our services, which is an early-stage business model for us that has undergone, and continues to experience, rapid and dramatic changes. As a result, we have very little operating history for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. Our success will depend on many factors that are difficult to predict, such as continued acceptance of online personal services and other factors addressed herein. We may not be able to successfully assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.
If our efforts to attract a large number of members, convert members into paying subscribers and retain our paying subscribers are not successful, our revenues and operating results would suffer.
Our future growth depends on our ability to attract a large number of members, convert members into paying subscribers and retain our paying subscribers. This in turn depends on our ability to deliver a high-quality online personals experience to these members and paying subscribers. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose existing members and paying subscribers and may fail to attract new members and paying subscribers. Our revenue and expenses would also be adversely affected if our innovations are not responsive to the needs of our members and paying subscribers or are not brought to market in an effective or timely manner.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.
Costs for us to acquire paying subscribers are dependent, in part, upon our ability to purchase advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, many of which are beyond our control. Historically, we have used online advertising as the primary means of marketing our services.
In general, the costs of online advertising have recently increased substantially and we expect those costs to continue to increase as long as the demand for online advertising remains robust. If we are not able to reduce our other operating costs, increase our paying subscriber base or increase revenue per paying subscriber to offset these anticipated increases, our profitability will be adversely affected.
Competition presents an ongoing threat to the success of our business.
We expect competition in the online personals business to continue to increase because there are no substantial barriers to entry. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	the size and diversity of our member and paying subscriber bases;

•	the timing and market acceptance of our products and services, including the developments and enhancements to those products and services relative to those offered by our competitors;

•	customer service and support efforts;

•	selling and marketing efforts; and

•	our brand strength in the marketplace relative to our competitors.
We compete with traditional personals services, as well as newspapers, magazines and other traditional media companies that provide personals services. We compete with a number of large and small companies, including vertically integrated Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Yahoo! Personals, Match.com, a wholly-owned subsidiary of InterActiveCorp., and eHarmony, all of which operate primarily in North America. In addition, we face competition from social networking Web sites such as MySpace, a subsidiary of Intermix Media, Inc., and Friendster. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger member and paying subscriber bases than we have. Our competitors may develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. These activities could attract members and paying subscribers away from our Web sites and reduce our market share.
In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establishing cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers, or ISPs, our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause us difficulty in attracting and retaining members and converting members into paying subscribers and could jeopardize our existing affiliate program and relationships with portals, search engines, ISPs and other Web properties.
Our efforts to capitalize upon opportunities to expand into new vertical affinity markets may fail and could result in a loss of capital and other valuable resources.
One of our strategies is to expand into new vertical affinity markets to increase our revenue base. We view vertical affinity markets as identifiable groups of people who share common interests and the desire to meet companions or dates with similar interests, backgrounds or traits. Our planned expansion into such vertical affinity markets will occupy our management’s time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new vertical affinity markets are unpredictable, and there is no guarantee that our efforts will be successful. We face many risks associated with our planned expansion into new vertical affinity markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our improper evaluations of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business and other opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.
If we fail to keep pace with rapid technological change, our competitive position will suffer.
We operate in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing customer demands. Accordingly, our success will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive service and product offerings. There have been occasions when we have not been as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our members and paying subscribers. Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote substantial efforts and funds toward the development of additional technologies and services. For example, in 2003 and 2004 we introduced a number of new Web sites and features, and we anticipate the introduction of additional Web sites and features in 2005. We may not be successful in integrating new technologies into our Web sites on a timely basis or at all, which may degrade the responsiveness and speed of our Web sites. Such technologies, even if integrated, may not function as expected.
Our business depends on establishing and maintaining strong brands and if we are not able to maintain and enhance our brands, we may be unable to expand or maintain our member and paying subscriber bases.
We believe that establishing and maintaining our brands is critical to our efforts to attract and expand our member and paying subscriber bases. We believe that the importance of brand recognition will continue to increase, given the growing number of Internet sites and the low barriers to entry for companies offering online personals services. To attract and retain members and paying subscribers, and to promote and maintain our brands in response to competitive pressures, we intend to substantially increase our financial commitment to creating and maintaining distinct brand loyalty among these groups. If visitors, members and paying subscribers to our Web sites and our affiliate and distribution partners do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such parties, the value of our brands could be diluted, thereby decreasing the attractiveness of our Web sites to such parties.
We may have potential liability under California state and federal securities laws with respect to the grant of certain share options to our employees, directors and consultants and the exercise of these options.
Under our 2000 Executive Share Option Scheme (“2000 Option Scheme”), we granted options to purchase ordinary shares to certain of our employees, directors and consultants. These option grants may not have been exempt from qualification under California state securities laws. As a result, we may have potential liability to those employees, directors and consultants to whom we granted options under the 2000 Option Scheme. In order to address that issue, we may elect to make a rescission offer to the holders of outstanding options under the 2000 Option Scheme to give them the opportunity to rescind the grant of their options.
As of March 3, 2005, assuming every eligible optionee were to accept a rescission offer, we estimate the total cost to us to complete the rescission for the unexercised options would be approximately $4.0 million, excluding statutory interest at 7% per annum. These amounts reflect the costs of offering to rescind the issuance of the outstanding options by paying an amount equal to 20% of the aggregate exercise price for the entire option.
In addition, issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from registration and qualification under federal and California state securities laws. As a result, we may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, we may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares. With respect to option grants under the 2000 Option Scheme where the holder exercised all or a portion of the options and sold all of the securities issued upon the exercise of such options on the Frankfurt Stock Exchange following exercise, we believe that each of these persons sold for prices in excess of the applicable option exercise prices. Therefore, we do not believe that any such person has a claim for damages under federal or California state securities laws.
As of March 3, 2005, assuming every eligible person that continues to hold the securities issued upon exercise of options granted under the 2000 Scheme were to accept a rescission offer, we estimate the total cost to us to complete the rescission for such issued securities would be approximately $3.6 million, excluding statutory interest. These amounts are calculated by reference to the acquisition price of the shares.
A holder could argue that this process does not represent an adequate remedy for issuance of an option and securities issued upon exercise of an option in violation of California state or federal securities laws and, if a court were to impose a greater remedy, our financial exposure could be greater. In addition, the Securities Act of 1933 does not provide that a rescission offer will extinguish a holder’s right to rescind the issuance of securities that were not registered or exempt from the registration requirements under the Securities Act of 1933. If we do not elect to make a rescission offer, we may continue to be liable under California state and federal securities laws for the grant of the options and the purchase price of the ordinary shares that are subject to the rescission offer. Further, claims or actions based on fraud may not be waived or barred pursuant to a rescission offer and there can be no assurance that we will be able to enforce any waivers that we may receive in connection with the rescission offer in order to bar such claims or other causes of action until the applicable statute of limitations has run. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

We intend to file a registration statement on Form S-8 to cover the issuance of future shares upon exercise of presently unexercised options under the 2000 Option Scheme. We believe that the grant and exercise of options under our 2004 Share Option Scheme complies with applicable exemptions under federal and California state securities laws.
If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or such personnel do not work well together, our growth prospects and profitability will be harmed.
Our performance and success is largely dependent on the talents and efforts of highly skilled individuals. We have recently recruited many of our executive officers and other key management talent, some of which have limited or no experience in the online personals industry. For example, David E. Siminoff, our President and Chief Executive Officer, joined us in August 2004 and each of our Chief Financial Officer, General Counsel and Chief Technology Officer joined us in October 2004. Because members of our executive management have only worked together as a team for a limited time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships. In the event that the members of our executive management team are unable to work well together or agree on certain operating principles, business direction or business transactions or are unable to provide cohesive leadership, our business could be harmed and one or more of those individuals may discontinue their service to our company, and we would be forced to find a suitable replacement. The loss of any of our management or key personnel could seriously harm our business.
As we become a more mature company, we may find our recruiting efforts more challenging. Competition in our industry for personnel is intense, and we are aware that certain of our competitors have directly targeted our employees. We do not have non-competition agreements with most employees and, even in cases where we do, these agreements are of limited enforceability in California. We also do not maintain any key-person life insurance policies on our executives. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past. If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively.
Our inability to effectively manage our growth could have a materially adverse effect on our profitability.
We have experienced rapid growth and demand for our services since inception. The growth and expansion of our business and service offerings places a continuous significant strain on our management, operational and financial resources. We are required to manage multiple relations with various strategic partners, technology licensors, members, paying subscribers and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems, procedures or internal controls may not be adequate to support our operations and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base. If we fail to do so, our management, operational and financial resources could be overstrained and adversely impacted.
We expect our growth rates to decline and our operating margins could deteriorate.
We believe our revenue growth rate will decline as our net revenues increase to higher levels. It is possible that our operating margin will deteriorate if revenue growth does not exceed planned increases in expenditures for all aspects of our business in an increasingly competitive environment, including sales and marketing, general and administrative and technical operations expenses.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; our current failover may be inadequate to prevent an interruption in the availability of our services.
The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and members to our Web sites, to convert them into paying subscribers and to retain paying subscribers. An unexpected and/or substantial increase in the use of our Web sites could strain the capacity of our systems, which could lead to a slower response time or system failures. Although we have not yet experienced many significant delays, any future slowdowns or system failures could adversely affect the speed and responsiveness of our Web sites and would diminish the experience for our visitors, members and paying subscribers. We face risks related to our ability to scale up to our expected customer levels while maintaining superior performance. If the usage of our Web sites substantially increases, we may need to purchase additional servers and networking equipment and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of our Web sites could reduce traffic on our Web sites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce revenue and negatively impact our operating results.
Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally. If these hardware systems or software applications fail, it would adversely affect our ability to provide our services. If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation. We have experienced occasional systems interruptions in the past as a result of unexpected increases in usage, and we cannot assure you that we will not incur similar or more serious interruptions in the future.
In addition, we do not currently have adequate disaster recovery systems in place, which means in the event of any catastrophic failure involving our Web sites, we may be unable to serve our Web traffic for a significant period of time. Our servers primarily operate from only a single site in Southern California and the absence of a backup site could exacerbate this disruption. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our Web sites and services or a decrease in responsiveness of our services would result in reduced visitor traffic, reduced revenue and would adversely affect our reputation and brands.
The failure to establish and maintain affiliate agreements and relationships could limit the growth of our business.
We have entered into, and expect to continue to enter into, arrangements with affiliates to increase our member and paying subscribers bases, bring traffic to our Web sites and enhance our brands. If any of our current affiliate agreements is terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement. We cannot assure you that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to us.
We rely on a number of third-party providers and their failure or unwillingness to continue to perform could harm us.
We rely on third parties to provide important services and technologies to us, including third parties that manage and monitor our offsite data center located in Southern California, ISPs, search engine marketing providers and credit card processors. In addition, we license technologies from third parties to facilitate our ability to provide our services. Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using the licensed technology, and we could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. Except to the extent of the terms of our contracts with such third party providers, we exercise little or no control over them, which increases our vulnerability to problems with the services and technologies they provide and license to us. In addition, if any fees charged by third-party providers were to substantially increase, such as if ISPs began charging us for email sent by our paying subscribers to other members or paying subscribers, we could incur significant additional losses.
If we fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We have, in the past, discovered and may, in the future, discover areas of our internal controls over financial reporting that need improvement. For example, during our audit of 2003 results, our external auditors brought to our attention a need to restate 2001 and 2002 results and also noted, in a letter to management, certain conditions involving internal controls and operations. While the external auditor’s letter to management in connection with our audit of our 2004 results did not note any reportable conditions, we are continuing to take steps to address the previously noted conditions and otherwise to improve our internal controls. For example, we are continuing to hire additional accounting staff and are making plans to replace our current automated accounting system by the end of the third quarter of 2005.
As a public company we will be subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Beginning December 31, 2006, we will be required to annually assess and report on our internal controls over financial reporting. If we are unable to adequately establish or improve our internal controls over financial reporting, we may report that our internal controls are ineffective and our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal controls. Ineffective internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities or could affect our ability to access the capital markets and which could result in regulatory proceedings against us by, among others, the U.S. Securities Exchange Commission.
We face risks related to our recent accounting restatements, which could result in costly litigation or regulatory proceedings against us.
Our ordinary shares in the form of GDSs trade on the Frankfurt Stock Exchange in Germany. Pursuant to the laws governing this exchange, we publicly report our quarterly and annual operating results. On April 28, 2004, we publicly announced that we had discovered accounting inaccuracies in previously reported financial statements. As a result, following consultation with our new auditors, we restated our financial statements for the nine months ended September 30, 2003 and for each of the years ended December 31, 2001 and 2002 to correct inappropriate accounting entries.
The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements are in accordance with United States generally accepted accounting principles and pertain primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. The impact on net loss for 2001 and 2002 was an increase of $1.5 million and $1.0 million, respectively.
The restatement of the financial statements may lead to litigation claims and/or regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement. The occurrence of any of the foregoing could divert our resources, harm our reputation and cause the price of our securities to decline.
Acquisitions could result in operating difficulties, dilution and other harmful consequences.
We plan, during the next few years, to further extend and develop our presence, both within the United States and internationally, partially through acquisitions of entities offering online personals services and related businesses. We have a limited amount of experience acquiring companies and the companies we have acquired have been small. We have evaluated, and continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions, some of which may divert significant resources away from our daily operations. In addition, the process of integrating an acquired company, business or technology is risky and may create unforeseen operating difficulties and expenditures. For example, we have been engaged in significant litigation in the past, but which has since settled, with respect to our acquisition of SocialNet, Inc. in 2001. Some areas where we may face risks include:

•	the need to implement or remediate controls, procedures and policies of acquired companies that lacked appropriate controls, procedures and policies prior to the acquisition;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	retaining employees from the businesses we acquire; and

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.
The anticipated benefit of many of our acquisitions may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.
We may not be successful in protecting our Internet domain names or proprietary rights upon which our business relies or in avoiding claims that we infringe upon the proprietary rights of others.
We regard substantial elements of our Web sites and the underlying technology as proprietary, and attempt to protect them by relying on trademark, service mark, copyright, patent and trade secret laws, and restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants, and generally seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar or superior technology independently. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult. Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results.
We believe that our Web sites, services, trademarks, patent and other proprietary technologies do not infringe upon the rights of third parties. However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We are aware that other parties utilize the “Spark” name, or other marks that incorporate it, and those parties may have rights to such marks that are superior to ours. From time to time, we have been, and expect to continue to be, subject to claims in the ordinary course of business including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our products, services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks, patents or technologies in the future. Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention away from our day-to-day business.
We currently hold various Web domain names relating to our brands and in the future may acquire new Web domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire. Any such inability to protect ourselves could cause us to lose a significant portion of our members and paying subscribers to our competitors.
We may face potential liability, loss of users and damage to our reputation for violation of our privacy policy.
Our privacy policy prohibits the sale or disclosure to any third party of any member’s personal identifying information, except to the extent expressly set forth in the policy. Growing public concern about privacy and the collection, distribution and use of information about individuals may subject us to increased regulatory scrutiny and/or litigation. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. If we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts of financial and managerial resources to defend against these accusations and we may face potential liability. Our membership database holds confidential information concerning our members, and we could be sued if any of that information is misappropriated or if a court determines that we have failed to protect that information.
We may be liable as a result of information retrieved from or transmitted over the Internet.
We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on our Web sites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and, therefore, may be inadequate to protect us against them. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occurs, our revenues could be materially adversely affected or we could incur significant additional expense, and the market price of our securities may decline.
Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.
Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our ordinary shares and depositary shares. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. Factors that may affect our quarterly results include:

•	the demand for, and acceptance of, our online personals services and enhancements to these services;

•	the timing and amount of our subscription revenues;

•	the introduction, development, timing, competitive pricing and market acceptance of our Web sites and services and those of our competitors;

•	the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

•	the cost and timing of online and offline advertising and other marketing efforts;

•	the maintenance and development of relationships with portals, search engines, ISPs and other Web properties and other entities capable of attracting potential members and paying subscribers to our Web sites;

•	technical difficulties, system failures, system security breaches, or downtime of the Internet, in general, or of our products and services, in particular;

•	costs related to any acquisitions or dispositions of technologies or businesses; and

•	general economic conditions, as well as those specific to the Internet, online personals and related industries.
As a result of the factors listed above and because the online personals business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.
We may need additional capital to finance our growth or to compete.
We currently anticipate that the net proceeds from this offering, existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may need to raise additional capital in the future to fund expansion, whether in new vertical affinity or geographic markets, develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.
Our limited experience outside the United States increases the risk that our international expansion efforts and operations will not be successful.
One of our strategies is to expand our presence in international markets. Although we currently have offices in Germany, Israel and the United Kingdom and Web sites that serve the Australian, Canadian, German, Israeli and United Kingdom markets, we have only limited experience with operations outside the United States. Our primary international operations are in Israel, which carries additional risk for our business as a result of continuing hostilities there. Expansion into international markets requires management time and capital resources. In addition, we face the following additional risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	our need to create and increase our brand recognition and improve our marketing efforts internationally and build strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.
Our international operations subject us to risks associated with currency fluctuations.
Our foreign operations may subject us to currency fluctuations and such fluctuations may adversely affect our financial position and results. However, sales and expenses to date have occurred primarily in the United States. For this reason, we have not engaged in foreign exchange hedging. In connection with our planned international expansion, currency risk positions could change correspondingly and the use of foreign exchange hedging instruments could become necessary. Effects of exchange rate fluctuations on our financial condition, operations, and profitability may depend on how successfully we manage our foreign currency risks. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuation.
Our business could be significantly impacted by the occurrence of natural disasters and other catastrophic events.
Our operations depend upon our ability to maintain and protect our network infrastructure, hardware systems and software applications, which are housed primarily at a data center located in Southern California that is managed by a third party. Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism. We currently lack adequate redundant network infrastructure, hardware and software systems supporting our services at an alternate site. As a result, outages and downtime caused by natural disasters and other events out of our control, which affect our systems or primary data center, could adversely affect our reputation, brands and business.

Accounting for employee share options using the fair value method, could significantly reduce our net income or increase our losses.
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment”, a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123R”). SFAS 123R requires U.S. public companies to recognize compensation expense based on the fair value, at the date of grant, of stock options and other stock-based compensation, eliminating the use of the intrinsic value method. SFAS 123R is effective for public companies for interim or annual reporting periods beginning after June 15, 2005. Consequently, it will apply to us for the quarter commencing on July 1, 2005. Accordingly, our net income will be smaller than it would have been in the absence of SFAS 123R. The resulting lower reported income could negatively impact the future price of our shares, adversely impact our ability to utilize broad-based employee stock plans to reward employees and make it more difficult for us to attract and retain the personnel necessary for us to grow effectively.
It has been and may continue to be expensive to obtain and maintain an appropriate level of insurance coverage.
We contract for insurance to cover potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, we may have to pay very high prices for the coverage we do get, or we may not be able to acquire any insurance for certain types of business risk or may have gaps in coverage for certain risks. This could leave us exposed to potential uninsured claims for which we could have to expend significant amounts of capital resources. Consequently, if we were found liable for a significant uninsured claim in the future, we may be forced to expend a significant amount of our operating capital to resolve the uninsured claim.
Our services are not well-suited to many alternate Web access devices, and as a result the growth of our business could be negatively affected.
The number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. The lower resolution, functionality and memory currently associated with such mobile devices may make the use of our services through such mobile devices more difficult and generally impairs the member experience relative to access via desktop and laptop computers. If we are unable to attract and retain a substantial number of such mobile device users to our online personals services or if we are unable to develop services that are more compatible with such mobile communications devices, our growth could be adversely affected.
Risks Related to Our Industry
The percentage of canceling paying subscribers in comparison to other subscription businesses requires that we continuously seek new paying subscribers to maintain or increase our current level of revenue.
Internet users in general, and users of online personals services specifically, freely navigate and switch among a large number of Web sites. Monthly subscriber churn represents the ratio expressed as a percentage of (a) the number of paying subscriber cancellations during the period divided by the average number of paying subscribers during the period and (b) the number of months in the period. The number of average paying subscribers is calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months. For the fiscal years ended December 31, 2003 and 2004, the monthly subscriber churn for (1) the JDate segment was 22.4% and 25.8%, respectively, (2) the AmericanSingles segment was 32.1% and 35.6%, respectively, and (3) the Web sites in our Other Businesses segment was 33.4% and 26.8%, respectively. We cannot assure you that our monthly average subscriber churn will remain at such levels, and it may increase in the future. This makes it difficult for us to have a stable paying subscriber base and requires that we constantly attract new paying subscribers at a faster rate than subscription terminations to maintain or increase our current level of revenue. If we are unable to attract new paying subscribers on a cost-effective basis, our business will not grow and our profitability will be adversely affected.
Our network is vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.
Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce services, like ours, in particular. Our failure to successfully prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations or damage our brand and reputation. Such breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or governmental enforcement proceeding. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which could have a detrimental impact on our potential customer base.
Computer viruses may cause delays or other service interruptions and could damage our reputation, affect our ability to provide our services and adversely affect our revenues. The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future members and paying subscribers.
We face certain risks related to the physical and emotional safety of our members and paying subscribers.
The nature of online personals services is such that we cannot control the actions of our members and paying subscribers in their communication or physical actions. There is a possibility that one or more of our members or paying subscribers could be physically or emotionally harmed following interaction with another of our members or paying subscribers. We warn our members and paying subscribers that we do not and cannot screen other members and paying subscribers and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between members or paying subscribers arranged following contact initiated via our Web sites. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on one of our Web sites or a Web site of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online personals industry in general. Any such incident involving one of our Web sites could damage our reputation and our brands. This, in turn, could adversely affect our revenues and could cause the value of our ordinary shares and depositary shares to decline. In addition, the affected members or paying subscribers could initiate legal action against us, which could cause us to incur significant expense, whether we were successful or not, and damage our reputation.

We face risks of litigation and regulatory actions if we are deemed a dating service as opposed to an online personals service.
We supply online personals services. In many jurisdictions, companies deemed dating service providers are subject to additional regulation, while companies that provide personals services are not generally subject to similar regulation. Because personals services and dating services can seem similar, we are exposed to potential litigation, including class action lawsuits, associated with providing our personals services. In the past, a small percentage of our members have alleged that we are a dating service provider, and, as a result, they claim that we are required to comply with regulations that include, but are not limited to, providing language in our contracts that may allow members to (1) rescind their contracts within a certain period of time, (2) demand reimbursement of a portion of the contract price if the member dies during the term of the contract and/or (3) cancel their contracts in the event of disability or relocation. If a court holds that we have provided and are providing dating services of the type the dating services regulations are intended to regulate, we may be required to comply with regulations associated with the dating services industry and be liable for any damages as a result our past and present non-compliance.
Three separate yet similar class action complaints have been filed against us. On June 21, 2002, Tatyana Fertelmeyster filed an Illinois class action complaint against us in the Circuit Court of Cook County, Illinois, based on an alleged violation of the Illinois Dating Referral Services Act. On September  12, 2002, Lili Grossman filed a New York class action complaint against us in the Supreme Court in the State of New York based on alleged violations of the New York Dating Services Act and the Consumer Fraud Act. On November 14, 2003, Jason Adelman filed a nationwide class action complaint against us in Los Angeles Superior Court alleging violation of California Civil Code section 1694 et seq., which regulates businesses that provide dating services. In addition, Huebner v. InterActiveCorp. involves a similar action brought against InterActiveCorp’s Match.com that has been ruled related to the Adelman case, but the two cases have not been consolidated. The Adelman and Huebner cases each seek to certify a nationwide class action based on their complaints.
We have prevailed in the Grossman case in New York and believe that each of the other plaintiffs’ purported class action lawsuits against us is without merit and we will defend against each of them vigorously. No assurance can be given, however, that these matters will be resolved in our favor.
We are exposed to risks associated with credit card fraud and credit payment, which, if not properly addressed, could increase our operating expenses.
We depend on continuing availability of credit card usage to process subscriptions and this availability, in turn, depends on acceptable levels of chargebacks and fraud performance. We have suffered losses and may continue to suffer losses as a result of subscription orders placed with fraudulent credit card data, even though the associated financial institution approved payment. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. Our failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and, therefore, increase our operating expenses and may preclude us from accepting credit cards as a means of payment.
We face risks associated with our dependence on computer and telecommunications infrastructure.
Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime. There have been instances where regional and national telecommunications outages have caused us, and other Internet businesses, to experience systems interruptions. Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers. The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue. Additionally, the telecommunications industry is subject to regulatory control. Amendments to current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.
In addition, if any of our current agreements with telecommunications providers were terminated, we may not be able to replace any terminated agreements with equally beneficial ones. There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to us.
Our business depends, in part, on the growth and maintenance of the Internet.
Our success will depend, in part, on the continued growth and maintenance of the Internet. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our members and paying subscribers rely upon. There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our members and paying subscribers could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our members could adversely affect our ability to provide services reliably to our members and paying subscribers. The temporary or permanent loss of all, or a portion, of our services on the Internet, the Internet infrastructure generally, or our members’ and paying subscribers’ ability to access the Internet could disrupt our business activities, harm our business reputation, and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to federal, state and foreign governmental regulation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.
We are subject to burdensome government regulations and legal uncertainties affecting the Internet that could adversely affect our business.
Legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the Internet or slow the growth of the Internet, any of which could increase our expenses, reduce our revenues or cause our revenues to grow at a slower rate than expected and materially adversely affect our business, financial condition and results of operations. Laws and regulations related to Internet communications, security, privacy, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet, generally, and decrease the acceptance of the Internet as a communications, commercial, entertainment, recruiting and advertising medium. In addition to new laws and regulations being adopted, existing laws that are not currently being applied to the Internet may subsequently be applied to it and, in several jurisdictions, legislatures are considering laws and regulations that would apply to the online personals industry in particular. Many areas of law affecting the Internet and online personals remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet or to our services.
In the normal course of our business, we handle personally identifiable information pertaining to our members and paying subscribers residing in the United States and other countries. In recent years, many of these countries have adopted privacy, security, and data protection laws and regulations intended to prevent improper uses and disclosures of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for noncompliance. These laws may impose costly administrative requirements, limit our handling of information, and subject us to increased government oversight and financial liabilities. Privacy laws and regulations in the United States and foreign countries are subject to change and may be inconsistent, and additional requirements may be imposed at any time. These laws and regulations, the costs of complying with them, administrative fines for noncompliance and the possible need to adopt different compliance measures in different jurisdictions could materially increase our expenses and cause the value of our securities to decline.
Risks Related to this Offering
The price of our ADSs may be volatile, and if an active trading market for our ADSs does not develop, the price of our ADSs may suffer and may decline below the offering price.
Prior to this offering, there has been no public market for our securities in the United States. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our ADSs will not decline below the offering price. The public offering price for our ADSs will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price at which our ADSs will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control.
In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price for the stock of many technology, communications and entertainment and media companies. Those market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our securities.
The requirements of being a public company may strain our resources and distract our management.
As a public reporting company in the United States, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules promulgated in response to the Sarbanes-Oxley Act of any national exchange on which our securities may be quoted or listed. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other thing, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required, particularly in light of the conditions noted by our auditors in their letter to management in connection with the 2004 audit of our company. As a result, our management’s attention may be diverted from other business concerns, which could have a material adverse effect on our company. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, including staff dedicated to internal controls and related documentation and reporting, and we may not be able to do so in a timely fashion or at all. The rules of any national securities exchange or the Nasdaq National Market on which our securities may be quoted or listed require that a majority of our Board of Directors be comprised of independent directors and certain committees of our Board of Directors be comprised solely of independent directors. As a public company that will be required to satisfy these rules, resignations or other changes in the composition of the Board could make it difficult for us to continue to comply with these rules in a timely manner.
Our principal shareholders can exercise significant influence over us.
As of January 31, 2005, Joe Y. Shapira, Alon Carmel, and Tiger Technology Management, L.L.C. and their respective affiliates beneficially owned, in the aggregate, 56.0% of our outstanding share capital and, after giving effect to this offering, these shareholders will beneficially own approximately      % of our outstanding share capital. As a result, these shareholders possess significant influence over our company. Such share ownership and control may have the effect of delaying or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.
Management will have broad discretion over the use of proceeds from this offering.
We intend to use the net proceeds from this offering to expand our marketing efforts and for general corporate purposes, including a potential rescission offer. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.
A substantial number of our shares will be eligible for sale shortly after this offering.
If our shareholders sell a substantial number of our shares, including those represented by ADSs and GDSs, in the public market following this offering, the market price of our ADSs could fall. These sales also might make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate. Based on 24,816,101 ordinary shares outstanding as of January 31, 2005, upon completion of this offering, we will have                     ordinary shares outstanding. Of these ordinary shares, the                     ordinary shares, represented by ADSs, being offered hereby, or approximately      %, will be freely tradable without restriction or further registration under the Securities Act, unless these ordinary shares in the form of ADSs are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares and GDSs will become eligible for sale in the public market pursuant to Rule 144. Our ordinary shares in the form of GDSs are freely tradeable on the Frankfurt Stock Exchange. Notwithstanding the foregoing, the ordinary shares and any ADSs or GDSs, or any security convertible into ordinary shares, ADSs or GDSs, held by executives, directors or selling shareholders are subject to contractual restrictions with the underwriters that prevent them from being sold until 180 days after the date of this prospectus without the consent of Piper Jaffray & Co. Piper Jaffray may, in its sole discretion, at any time without notice, release all or any portion of the securities subject to the lock-up agreements, which would result in more securities being available for sale in the public market at an earlier date. Sales of ordinary shares by existing shareholders in the public market, or the availability of such ordinary shares for sale, could materially and adversely affect the market price of our securities. We intend to file a registration statement on Form S-3 at some point in time after we become eligible under the rules and regulations under the Securities Act to do so, in order to register the ordinary shares underlying our GDSs under the Securities Act. Upon effectiveness, such registration statement would have the effect of allowing holders of our GDSs to convert their GDSs to ADSs and publicly trade such ADSs in the United States subject to volume and manner of sales limitations as set forth in Rule 144 with respect to affiliates who have agreed to be contractually bound by such limitations.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
Under the terms of the ADSs, you have a general right to direct the exercise of the votes on the ordinary shares underlying ADSs that you hold, subject to limitations on voting ordinary shares contained in our Memorandum of Association and Articles of Association, as amended. You may instruct the depositary bank, Bank of New York, to vote the ordinary shares underlying our ADSs, but only if we request Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs. However, you may not receive voting materials in time to ensure that you are able to instruct Bank of New York to vote your shares or receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, Bank of New York and its agents may not be able to timely send out your voting instructions or carry out your voting instructions in the manner you have instructed. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.
Investors purchasing ADSs will suffer immediate and substantial dilution.
The public offering price for our ADSs will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. If you purchase ADSs in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets and less total liabilities, divided by the number of ordinary shares then outstanding. To the extent that options or warrants that are currently outstanding or are contingent upon completion of this offering are exercised or converted, there will be further dilution in your shares.
Your right or ability to transfer your ADSs may be limited in a number of circumstances.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our ordinary shares in the form of ADSs or GDSs will be traded on more than one market and this may result in price variations.
Our ordinary shares are currently traded on the Frankfurt Stock Exchange in the form of GDSs and we expect our ordinary shares will be traded on the Nasdaq National Market in the form of ADSs upon completion of this offering. Trading in our ordinary shares in the form of ADSs or GDSs on these markets will be made in different currencies (dollars on the Nasdaq National Market and euros on the Frankfurt Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Germany). The trading prices of our ordinary shares in the form of ADSs or GDSs on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares in the form of ADSs or GDSs on one of these markets could cause a decrease in the trading price of our ordinary shares in the form of ADSs or GDSs on the other market. Any difference in prices of our ordinary shares in the form of ADSs or GDSs on these two markets could create an arbitrage opportunity whereby an investor could take advantage of the price difference by trading between the markets, thereby potentially increasing the volatility of trading prices of our ADSs and having an adverse affect on the price of our ADSs.

If we offer any subscription rights to our shareholders, your right or ability to perform a sale, deposit, cancellation or transfer of any ADSs issued after exercise of rights might be restricted.
If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which the rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings, if any, and may experience dilution of your holdings as a result.
Investors may be subject to both United States and United Kingdom taxes.
Investors are strongly urged to consult with their tax advisors concerning the consequences of investing in our company by purchasing ADSs. Our ADSs are being sold in the United States, but we are incorporated under the laws of England and Wales. A U.S. holder of our ADSs will generally be treated as the beneficial owner of the underlying ordinary shares, as represented by ADSs, for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws will generally apply to ownership and transfer of our ADSs and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.
If you hold shares in the form of ADSs, you may have less access to information about our company and less opportunity to exercise your rights as a shareholder than if you held ordinary shares.
There are risks associated with holding our shares in the form of ADSs, since we are a public company incorporated under the laws of England and Wales. We are subject to the Companies Act 1985, as amended, our Memorandum and Articles of Association, and other aspects of English company law. The depositary, the Bank of New York and/or its various nominees, will appear in our records as the holder of all our shares represented by the ADSs and your rights as a holder of ADSs will be contained in the deposit agreement. Your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be able to participate in rights offers or dividend alternatives if, in the discretion of the depositary, after consultation with us, it is unlawful or not practicable to do so;

•	you may not receive certain copies of reports and information sent by us to the depositary and may have to go to the office of the depositary to inspect any reports issued;

•	the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, each with thirty (30) days notice to you and without your consent in a manner that could prejudice your rights, and

•	the deposit agreement limits our obligations and liabilities and those of the depositary.
Shareholder rights under English law differ materially from shareholder rights in the United States.
Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act 1985, as amended, and other common and statutory laws in England and Wales. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law and statutory laws of England. English law in this area differs from provisions under statutes and judicial precedent in existence in jurisdictions in the United States. In addition, shareholders of English companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our company, management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.
We are required by the Companies Act 1985 to prepare for each financial year audited accounts which comply with the requirements of that Act. These UK audited accounts are filed each year with the Registrar of Companies for England and Wales and are distributed to holders of our ordinary shares in advance of our annual shareholder meeting at which the UK audited accounts are voted on by our shareholders. The UK audited accounts are likely to be materially different to the US GAAP financial statements that are included within this prospectus and which will be filed with the US Securities and Exchange Commission. Our shareholders will not have an opportunity to vote on our US GAAP financial statements. Our ability to pay future dividends will be determined by reference to our UK audited accounts and this may restrict our ability to pay such dividends.
We have never paid any dividend and we do not intend to pay dividends in the foreseeable future.
To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Moreover, companies incorporated under the laws of England and Wales cannot pay dividends unless they have distributable profits as defined in the Companies Act 1985 as amended. As a result, you should not rely on an investment in our shares if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future.
Currency fluctuations may adversely affect the price of the ADSs relative to the price of our GDSs.
The price of our GDSs is quoted in euros. Movements in the euro/ U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our GDSs. For example, if the euro weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our GDSs in euros increases or remains unchanged.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “may,” “will,” “continue,” “should,” “plan,” “predict,” “potential” or the negative of these terms or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in these forward-looking statements, which are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” section and elsewhere in this prospectus, regarding, among other things:

•	our significant operating losses and uncertainties relating to our ability to generate positive cash flow and operating profits in the future;

•	difficulty in evaluating our future prospects based on our limited operating history and relatively new business model;

•	our ability to attract members, convert members into paying subscribers and retain our paying subscribers, in addition to maintain paying subscribers;

•	the highly competitive nature of our business;

•	our ability to keep pace with rapid technological change;

•	the strength of our existing brands and our ability to maintain and enhance those brands;

•	our ability to effectively manage our growth;

•	our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure;

•	risks related to our recent accounting restatements;

•	uncertainties relating to potential acquisitions of companies;

•	the volatility of the price of our ADSs after our public offering;

•	the strain on our resources and management team of being a public company in the United States;

•	the ability of our principal shareholders to exercise significant influence over our company; and

•	other factors referenced in this prospectus and other reports.
The risks included above are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and operating results. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and we cannot predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.
You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the related registration statement with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering will be approximately $           million, at an assumed public offering price of $           per ADS, after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us. We will not receive any proceeds from the sale of ADSs by the selling shareholders. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million.
The principal purposes of this offering are to obtain additional capital, create a public market for our depositary shares in the United States and to facilitate our future access to the U.S. public equity markets.
We intend to use the net proceeds from this offering to expand our marketing efforts and for general corporate purposes, including a potential rescission offer. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. We have no current agreements or commitments with respect to any investment, acquisition or joint venture. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing U.S. government securities.
The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds for other purposes.

PRICE RANGE OF GLOBAL DEPOSITARY SHARES
Our GDSs are currently traded on the Frankfurt Stock Exchange under the symbol “MHJG”.
The following table summarizes the high and low sales prices of our GDSs in euros as reported by the Frankfurt Stock Exchange for the periods noted below, and as translated into U.S. dollars at the currency exchange rate in effect on the date the price was reported on the Frankfurt Stock Exchange. The currency exchange rate is based on the average bid and ask exchange price as reported by OANDA for such date.

	High		Low

Year ended December 31, 2003
First Quarter	€1.73	$1.85	€1.36	$1.45
Second Quarter	€1.79	$2.10	€1.55	$1.69
Third Quarter	€4.05	$4.53	€1.60	$1.85
Fourth Quarter	€5.05	$6.31	€2.85	$3.37
Year ended December 31, 2004
First Quarter	€11.85	$14.68	€4.20	$5.39
Second Quarter	€9.85	$11.79	€6.30	$7.63
Third Quarter	€8.00	$9.62	€2.85	$3.49
Fourth Quarter	€7.33	$9.68	€4.75	$6.06
Year ended December 31, 2005
First Quarter (through March 9, 2005)	€7.81	$10.21	€6.16	$8.02
The last reported sales price of our GDSs on the Frankfurt Stock Exchange on March 9, 2005 was €7.80 per GDS, or $10.21 per GDS.
As of December 31, 2004, there were approximately 91 holders of record of our shares, including holders who are nominees for an undetermined number of beneficial owners. These figures do not include beneficial owners who hold shares in nominee name.
DIVIDEND POLICY
We have never declared or paid cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.
Under English law, any payment of dividends would be subject to the Companies Act 1985, as amended, which requires that all dividends be approved by our board of directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act 1985, as amended, and accounting principles generally accepted in the United Kingdom, which differ in some respects from U.S. GAAP. We also may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends on our ordinary shares. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors. In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying shares in accordance with the deposit agreement. See “Description of Share Capital — Description of Ordinary Shares — Dividends” and “Description of Share Capital — Description of American Depositary Shares — Dividends and Distributions.”

CAPITALIZATION
The following table summarizes our cash, cash equivalents and marketable securities and capitalization as of December 31, 2004, on an actual basis and as adjusted basis to reflect our receipt of estimated net proceeds from the sale of our ordinary shares, represented by ADSs, in this offering, at an assumed public offering price of $           per ADS and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2004

	Actual	As adjusted

	(in thousands except per
	share data)
Cash, cash equivalents and marketable securities	$7,423	$

Notes payable, including current portion	$1,700	$
Capital lease obligations	173
Shares subject to rescission	3,819
Shareholders’ equity:
Ordinary shares, £0.01 par value, 80,000,000 shares authorized; 24,587,351 shares issued and outstanding, and shares issued and outstanding on an as-adjusted basis	401
Additional paid-in-capital	50,423
Deferred share-based compensation	(305)
Accumulated other comprehensive income	(13)
Accumulated deficit	(43,635)

Total shareholders’ equity	6,871

Total capitalization	$12,563	$

The number of our ordinary shares shown above to be outstanding after this offering is based on 24,587,351 shares outstanding as of December 31, 2004. This information excludes:

•	8,996,759 ordinary shares issuable upon the exercise of outstanding options as of December 31, 2004, with exercise prices ranging from $0.96 to $12.01 per share and a weighted average exercise price of $3.81 per share;

•	783,000 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2004, with exercise prices ranging from $1.44 to $2.81 and a weighted average exercise price of $2.75 per share;

•	15,503,000 ordinary shares available for issuance under our share option schemes; and

•	ordinary shares in the form of ADSs available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.

DILUTION
If you invest in our ordinary shares represented by ADSs, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS you will pay in this offering and the net tangible book value per ordinary share immediately after this offering.
Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of December 31, 2004 was $1.7 million, or $0.07 per share. Assuming the sale by us of                     ADSs offered in this offering at an assumed public offering price of $           per ADS, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2004, would have been $ million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to our existing shareholders and an immediate dilution of $           per share to the new investors purchasing ADSs in this offering.
The following table illustrates this per share dilution:

Assumed public offering price per share		$
Net tangible book value per share before the offering	$0.07
Increase per share attributable to new public investors

Net tangible book value per share after this offering

Dilution per share to new public investors		$

The following table sets forth, on an as adjusted basis as of December 31, 2004, the difference between the number of ordinary shares purchased from Spark Networks plc, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $           per ADS:

	Shares Purchased(1)			Total Consideration
Average Price Per
	Number	Percent		Amount	Percent		Share

(in thousands)
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

(1)	The number of shares disclosed for the existing shareholders includes shares being sold by the selling shareholders in this offering. The number of shares disclosed for the new investors does not include those shares.
If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders will be reduced to      % of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to                      shares or      % of the total number of ordinary shares outstanding after this offering. See “Principal and Selling Shareholders.”
The discussion and tables above is based on 24,587,351 ordinary shares issued and outstanding as of December 31, 2004. This information excludes:

•	8,996,759 ordinary shares issuable upon the exercise of outstanding options as of December 31, 2004, with exercise prices ranging from $0.96 to $12.01 per share and a weighted average exercise price of $3.81 per share;

•	783,000 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2004, with exercise prices ranging from $1.44 to $2.81 and a weighted average exercise price of $2.75 per share;

•	15,503,000 ordinary shares available for issuance under our share option schemes; and

•	ordinary shares in the form of ADSs available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.
To the extent that these options and warrants are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA
The following table sets forth our selected consolidated financial data. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, are derived from the audited consolidated financial statements of our company included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from the audited consolidated financial statements of our company not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 2000 are derived from unaudited consolidated financial statements not included in this prospectus. Our ordinary shares in the form of GDSs currently trade on the Frankfurt Stock Exchange, in Germany. Pursuant to the laws governing this exchange, we publicly reported our quarterly and annual operating results. On April 28, 2004, we publicly announced that we had discovered accounting inaccuracies in previously reported financial statements. As a result, following consultation with our new auditors, we restated our financial statements for the first three quarters of 2003 and for each of the years ended December 31, 2002 and 2001 to correct inappropriate accounting entries. Based in part on the fact that our 2001 and 2002 annual and 2003 interim financial statements were restated, it is likely that our 2000 unaudited financial statements would have been subject to adjustments, which could have been material, had they been subjected to an audit and do not reflect accounting treatment or presentation consistent with audited financial statements for the years ended and as of December 31, 2002, 2003 and 2004. You should therefore not rely on data derived from such financial statements. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,(1)

	2000	2001	2002	2003	2004

	(unaudited)
	(in thousands, except per share data and average paying subscriber data)
Consolidated Statements of Operations Data:
Net revenues	$6,670	$10,434	$16,352	$36,941	$65,052
Direct marketing expenses	5,257	2,044	5,396	18,395	31,240

Contribution margin	1,413	8,390	10,956	18,546	33,812
Operating expenses:
Indirect marketing	953	540	403	907	2,451
Customer service	402	641	1,207	2,536	3,379
Technical operations	628	1,772	1,587	4,341	7,162
Product development	138	359	603	959	2,013
General and administrative (excluding share-based compensation) (2)	6,215	5,496	7,996	16,885	27,727
Share-based compensation	—	—	—	1,871	1,704
Amortization of intangible assets other than goodwill	1,127	2,137	524	555	860
Impairment of long-lived assets	—	3,997	—	1,532	208

Total operating expenses	9,463	14,942	12,320	29,586	45,504

Operating loss	(8,050)	(6,552)	(1,364)	(11,040)	(11,692)
Interest (income) and other expenses, net	1,113	1,627	(840)	(188)	(66)

Loss before income taxes	(9,163)	(8,179)	(524)	(10,852)	(11,626)
Provision for income taxes	—	—	—	—	1

Net loss	$(9,163)	$(8,179)	$(524)	$(10,852)	$(11,627)

Net loss per share — basic and diluted(3)	$(0.69)	$(0.47)	$(0.03)	$(0.57)	$(0.51)

Weighted average shares outstanding — basic and diluted(3)	13,213	17,460	18,460	18,970	22,667
Other Financial Data:
Depreciation	$160	$544	$874	$1,441	$3,065

Additional Information:
Average paying subscribers(4)	58,700	125,800	226,100
Footnotes on following page.

	December 31,

	2000	2001	2002	2003	2004

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$11,410	$7,569	$7,755	$5,815	$7,423
Total assets	23,409	16,352	17,461	17,089	27,562
Deferred revenue	362	993	1,535	3,232	3,933
Capital lease obligations and notes payable	—	—	—	487	1,873
Total liabilities	6,156	3,238	3,998	11,659	16,872
Shares subject to rescission(5)	—	—	—	—	3,819
Accumulated deficit	(12,453)	(20,632)	(21,156)	(32,008)	(43,635)
Total shareholders’ equity	17,253	13,114	13,463	5,430	6,871

(1)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain asset and business acquisitions.
(2)	In 2004, general and administrative expenses included an expense of approximately $2.4 million related to an employee severance, $2.1 million related to the United States initial public offering of MatchNet, Inc. that was planned for mid-2004, but which was withdrawn shortly after the related registration statement was filed in the third quarter of 2004, as well as one legal settlement resulting in the recognition of $900,000 in expenses in the third quarter and two legal settlements resulting in the recognition of $2.1 million in expenses in the fourth quarter of 2004. In 2003, general and administrative expenses included a charge of $1.7 million primarily related to a settlement with Comdisco.
(3)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements.
(4)	Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period. Additionally, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of business metrics we use to evaluate our business.
(5)	Under our 2000 Executive Share Option Scheme (“2000 Option Scheme”), we granted options to purchase ordinary shares to certain of our employees, directors and consultants. The issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from registration and qualification under federal and California state securities laws, and as a result, we may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, we may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares. As of December 31, 2004, assuming every eligible person that continues to hold the securities issued upon exercise of options granted under the 2000 Option Scheme were to accept a rescission offer, we estimate the total cost to us to complete the rescission would be approximately $3.6 million, excluding statutory interest, and $3.8 million including statutory interest at 7% per annum, accrued since the date of exercise of the options. The rescission acquisition price is calculated as equal to the original exercise price paid by the optionee to our company upon exercise of their option.

PRO FORMA COMBINED FINANCIAL DATA
The following unaudited pro forma combined financial information gives effect to the acquisition by Spark Networks plc (formerly MatchNet plc) of certain assets of Point Match Ltd., an Israeli corporation, on January 16, 2004, for approximately $6.3 million. This transaction was determined to be a business acquisition, and was recorded under the purchase method of accounting with approximately $5.7 million being allocated to goodwill, $430,000 to member database, $130,000 to paying subscriber databases and $30,000 to domain name.
The unaudited pro forma combined financial information is for illustrative purposes only and reflects certain estimates and assumptions. These unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes, our historical consolidated financial statements and Point Match Ltd.’s historical financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.
The unaudited pro forma combined statement of operations for the year ended December 31, 2004 gives effect to the acquisition of Point Match Ltd. as if it had been completed on January 1, 2004. Our historical December 31, 2004 consolidated balance sheet, which is included elsewhere in this prospectus, already reflects the acquisition in the consolidated results. Our historical combined financial statements include the results of operations of Point Match Ltd. from its acquisition date (January 16, 2004) to December 31, 2004.
The unaudited pro forma combined financial statements are not necessarily indicative of operating results which would have been achieved had the foregoing transaction actually been completed at the beginning of the subject periods and should not be construed as representative of future operating results.

	Year ended December 31, 2004

		Pro Forma		Pro Forma
	Spark(1)	Adjustments		Combined

	(in thousands, except per share amounts)
	(unaudited)
Pro Forma Combined Statement of Operations:
Net revenues	$65,052	$86	(3)	$65,138
Direct marketing expenses	31,240	—		31,240

Contribution margin	33,812	86		33,898
Operating expenses:
Indirect marketing	2,451	18	(3)	2,469
Customer service	3,379	—	(3)	3,379
Technical operations	7,162	13	(3)	7,175
Product development	2,013	17	(3)	2,030
General and administrative (excluding share-based compensation)	27,727	74	(3)	27,801
Share-based compensation	1,704	—		1,704
Amortization of intangible assets other than goodwill	860	8(2)		868
Impairment of long-lived assets	208	—		208

Total operating expenses	45,504	130	(3)	45,634

Operating loss	(11,692)	(44)		(11,736)
Interest (income) and other expenses, net	(66)	—		(66)

Loss before income taxes	(11,626)	(44)		(11,670)
Provision for income taxes	1	—		1

Net loss	$(11,627)	$(44)		$(11,671)

Net loss per share — basic and diluted	$(0.51)			$(0.51)

Weighted average ordinary shares outstanding — basic and diluted	22,667			22,667

(1)	Reflects the operating results of Spark Networks plc for the full year ended December 31, 2004 and the operating results of Point Match Ltd. for period from January 16, 2004 to December 31, 2004. See note 9 of the notes to Point Match Ltd.’s consolidated financial statements included elsewhere in this prospectus for a summary of the assets and operations acquired.
(2)	To record amortization expense based on the fair market value of the intangible assets acquired.
(3)	Reflects the operating results of Point Match Ltd. for the period from January 1, 2004 to January 15, 2004.
Notes to Pro Forma Combined Statement of Operations
On January 16, 2004 we completed the acquisition of certain assets of Point Match Ltd., an Israeli corporation, engaged in the management and operation of online personals sites. The acquisition was deemed to be an acquisition of a business for accounting purposes.
Certain reclassifications have been made to Point Match Ltd.’s financial statements to conform to our financial statements and are reflected in U.S. dollars using the average exchange rate for each of the respective periods.

The purchase price was approximately $6.3 million with $5.7 million being allocated to goodwill, $430,000 to member database, $130,000 to paying subscriber database, and $30,000 to domain name. We valued the identifiable intangible assets acquired based on a valuation performed by an independent valuation advisor. In accordance with United States generally accepted accounting principles, goodwill is not amortized, member database is amortized over a three year period, paying subscriber database is amortized over a three-month period, and the domain name is not amortized as it is considered an indefinite-lived intangible. There were no tangible assets or liabilities acquired.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited and audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “may,” “will,” “continue,” “should,” “plan,” “predict,” “potential” or the negative of these terms or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in these forward-looking statements, which are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” section and elsewhere in this prospectus.
General
We are a public limited company incorporated under the laws of England and Wales and our ordinary shares in the form of GDSs currently trade on the Frankfurt Stock Exchange. We are a leading provider of online personals services in the United States and internationally. Our Web sites enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry.
Our revenues have grown from $659,000 in 1999 to $65.1 million in 2004. As of December 31, 2004 we had more than 10 million members. For the year ended December 31, 2004, we had approximately 226,100 average paying subscribers, representing an increase of 79.7% from the year ended December 31, 2003. We define a member as an individual who has posted a personal profile during the immediately preceding 12 months or an individual who has previously posted a personal profile and has subsequently logged on to one of our Web sites at least once in the preceding 12 months. Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and Web site features beyond those provided to our members, and average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Our key Web sites are JDate.com, which targets the Jewish singles community in the United States, at a current subscription fee of $34.95 for a one month subscription, and AmericanSingles.com, which targets the U.S. mainstream online singles community, at a current subscription fee of $24.95 for a one month subscription. Our subscription fees are charged on a monthly basis, with discounts for longer-term subscriptions ranging from three to twelve months. Longer-term subscriptions are charged up-front and we recognize revenue over the terms of such subscriptions.
We have grown both internally and through acquisitions of entities, and selected assets of entities, offering online personals services and related businesses. As a result of each of these acquisitions, we have been able to combine the target entity’s existing database of online personals customers into one of our Web sites’ databases, with the goal of attracting new members to our Web sites, retaining as many of them as possible and converting them into paying subscribers. Through our business acquisitions, we have expanded into new markets, leveraged and enhanced our existing brands to improve our position within new markets, and gained valuable intellectual property. During the last three years, we made the following acquisitions:

•	In February 2002, we acquired FaceLink Inc., which allowed us to provide photograph sharing capabilities to our members and paying subscribers.

•	In January 2004, we purchased Point Match Ltd., a leading competitor of JDate.co.il in Israel.

•	In September 2004, we purchased a 20% equity interest, with an option to acquire the remaining interest, in Duplo AB, an online provider of social networking products and services in Sweden, with the intent of expanding into new markets and strengthening our existing brands.
Our future success will depend on many factors, including:

•	continued acceptance of online personals services;

•	our ability to attract a large number of new members, retain those members, convert them into paying subscribers and retain those paying subscribers;

•	our ability to increase brand awareness, both domestically and internationally;

•	our ability to sustain and, when possible, increase subscription fees for our services; and

•	our ability to introduce new targeted Web sites, affiliate programs, fee-based services and advertising as additional sources of revenues.
Our ability to compete effectively will depend on the timely introduction and success of our future Web sites, services and features, the ability to address the needs of our members and paying subscribers and the ability to respond to Web sites, services and features introduced by competitors. To address this challenge, we have invested and will continue to invest significant resources in order to enhance our existing services and introduce new services, which may include new Web sites as well as new features designed to increase the probability of communication among our members and paying subscribers and to enhance their online personals experiences.
Critical Accounting Policies, Estimates and Assumptions
Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, prepaid advertising, Web site and software development costs, goodwill, intangible and other long-lived assets, accounting for business combinations, contingencies and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Management has discussed the development and selection of our critical accounting policies, estimates and assumptions with our Board of Directors and the Board has reviewed these disclosures.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparation of our consolidated financial statements:
Revenue Recognition and Deferred Revenue
Substantially all of our revenues are derived from subscription fees. Revenues are presented net of credits and credit card chargebacks. We recognize revenue in accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” Recognition occurs ratably over the subscription period, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed and determinable, and collection is reasonably assured. Paying subscribers primarily pay in advance using a credit card and all purchases are final and nonrefundable. Subscription fees collected in advance are deferred and recognized as revenue, using the straight-line method, over the term of the subscription. We reserve for potential credit card chargebacks based on our historical chargeback experience.
Direct Marketing Expenses
We incur substantial expenses related to our advertising in order to generate traffic to our Web sites. These advertising costs are primarily online advertising, and are directly attributable to the revenues we receive from our subscribers. Our advertising expenses are recognized based on the terms of each individual contract. The majority of our advertising expenses are based on four pricing models:

•	Cost per subscription (CPS), where we pay an online advertising partner a fee based upon the number of new paying subscribers that they generate;

•	Cost per acquisition (CPA) where we pay an online advertising partner a fee based on the number of new member registrations they generate;

•	Cost per click (CPC) where we pay an online advertising partner a fee based on the number of clicks to our Web sites they generate; and

•	Cost per thousand for banner advertising (CPM) where we pay an online advertising partner a fee based on the number of times they display our advertisements.
We estimate in certain circumstances the total clicks or impressions delivered by our vendors in order to determine amounts due under these contracts.
Prepaid Advertising Expenses
In certain circumstances, we pay in advance for Internet-based advertising on other Web sites, and expense the prepaid amounts as direct marketing expenses over the contract periods as the contracted Web site delivers on its commitment. We evaluate the realization of prepaid amounts at each reporting period and expense prepaid amounts if the contracted Web site is unable to deliver on its commitment.
Web Site and Software Development Costs
We capitalize costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP”) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal-use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. We exercise judgment in determining which stage of development a software project is in at any point in time.

In accordance with Emerging Issues Task Force (“EITF”) 00-2 “Accounting for Web Site Development Costs,” we expense costs related to the planning and post-implementation phases of our Web site development efforts. Direct costs incurred in the development phase are capitalized. Costs associated with minor enhancements and maintenance for the Web site are included in expenses in the accompanying consolidated statements of operations.
Capitalized Web site and software development costs are included in internal-use software in property and equipment and amortized over the estimated useful life of the products, which is usually three years. In accordance with the above accounting literature, we estimate the amount of time spent by our engineers in developing our software and enhancements to our Web sites.
On a regular basis, management reviews the capitalized costs of Web sites and software developed to ensure that these costs relate to projects that will be completed and placed in service. Any projects determined not to be viable will be reviewed for impairment in accordance with SFAS No. 144.
Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets
We test goodwill and intangible assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and test property, plant and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the impairment of goodwill, identifiable intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important and which could trigger an impairment review include the following:

•	a significant decline in actual projected revenue;

•	a significant decline in the market value of our depositary shares;

•	a significant decline in performance of certain acquired companies relative to our original projections;

•	an excess of our net book value over our market value;

•	a significant decline in our operating results relative to our operating forecasts;

•	a significant change in the manner of our use of acquired assets or the strategy for our overall business;

•	a significant decrease in the market value of an asset;

•	a shift in technology demands and development; and

•	a significant turnover in key management or other personnel.
When we determine that the carrying value of goodwill, other intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In the case of the other intangible assets and other long-lived assets, this measurement is only performed if the projected undiscounted cash flows for the asset are less than its carrying value. No indicators of impairment in goodwill were present in 2003. We had impairment charges related to long-lived assets of $1.5 million in 2003 in accordance with SFAS No. 144.
Accounting for Business Combinations
We have acquired the stock or specific assets of a number of companies from 1999 through 2004 some of which were considered to be business acquisitions. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.
The judgments made in determining the estimated fair value and expected useful life assigned to each class of assets and liabilities acquired can significantly impact net income. Different classes of assets will have useful lives that differ. For example, the useful life of member database, which is three years, is not the same as the useful life of a paying subscriber list, which is three months, or a domain name, which is indefinite. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period or no amortization for indefinite lived intangibles.
Determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions.
The value of our intangible and other long-lived assets, including goodwill, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends or if future performance is below historical trends. We periodically review intangible assets and goodwill for impairment using the guidance of applicable accounting literature. We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of goodwill, identifiable intangibles and other long-lived assets.
We use the equity method of accounting for our investments in affiliates over which we exert significant influence. Significant influence is generally having a 20% to 50% ownership interest. At December 31, 2004, we owned a 20% interest in Duplo AB which we account for using the equity method.
Legal Contingencies
We are currently involved in certain legal proceedings, as discussed in the notes to the financial statements and under “Business — Legal Proceedings.” To the extent that a loss related to a contingency is reasonably estimable and probable, we accrue an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary, revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.
Accounting for Income Taxes
We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. In accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we record a valuation allowance to reduce deferred tax assets to the amount expected to more likely than not be realized in our future tax returns. As of December 31, 2004 and 2003, we had a valuation allowance that completely offset our deferred tax asset. Should we determine in the future that we will likely realize all or part of our net deferred tax assets, we will adjust the valuation allowance so that we will have a deferred tax asset available that will be realized in our future tax returns.
At December 31, 2004 we had net operating loss carry-forwards of approximately $42.0 million and $38.0 million available to reduce future federal and state taxable income, respectively. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carry-forwards can be limited based on changes in the percentage ownership of our company. Of the net operating losses available, approximately $1.5 million and $800,000 for federal and state purposes, respectively, are attributable to losses incurred by an acquired subsidiary. Such losses are subject to other restrictions on usage including the requirement that they are only available to offset future income of the subsidiary. In addition, the available net operating losses do not include any amounts generated by the acquired subsidiary prior to the acquisition date due to substantial uncertainty regarding our ability to realize the benefit in the future.
Segment Reporting
We divide our business into three operating segments: (1) the JDate segment, which consists of our JDate.com Web site and its co-branded Web sites, (2) the AmericanSingles segment, which consists of our AmericanSingles.com Web site and its co-branded Web sites, and (3) the Other Businesses segment, which consists of all of our other Web sites and businesses.

	Year ended December 31,

	2002	2003	2004

	(in thousands)
Net Revenues:
JDate	$8,372	$16,091	$23,820
AmericanSingles	6,644	19,253	35,224
Other Businesses	1,336	1,597	6,008

Total	$16,352	$36,941	$65,052

Direct Marketing Expenses:
JDate	$224	$739	$1,740
AmericanSingles	3,970	15,887	24,954
Other Businesses	1,202	1,769	4,546

Total	$5,396	$18,395	$31,240

Contribution Margin:
JDate	$8,148	$15,352	$22,080
AmericanSingles	2,674	3,366	10,270
Other Businesses	134	(172)	1,462

Total	$10,956	$18,546	$33,812

Key Business Metrics
We regularly review certain operating metrics in order to evaluate the effectiveness of our operating strategies and monitor the financial performance of our business. The key business metrics that we utilize include the following:

•	Average Paying Subscribers: Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and Web site features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

•	Average Monthly Net Revenue per Paying Subscriber: Average monthly net revenue per paying subscriber represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

•	Direct Subscriber Acquisition Cost: Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

•	Monthly Subscriber Churn: Monthly subscriber churn represents the ratio expressed as a percentage of (1) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (2) the number of months in the period.

Unaudited selected statistical information regarding our key operating metrics for the years ended December 31, 2002, 2003, and 2004 is shown in the table below. The references to “Other Businesses” in this table indicate metrics data for our Other Businesses segment, excluding travel and events.

	Year ended December 31,

	2002	2003	2004

Average Paying Subscribers (in thousands):
JDate	27.7	50.7	69.8
AmericanSingles	29.5	71.5	132.5
Other Businesses	1.5	3.6	23.8

Total	58.7	125.8	226.1

Average Monthly Net Revenue per Paying Subscriber:
JDate	$25.20	$26.44	$28.42
AmericanSingles	18.77	22.43	22.16
Other Businesses	33.17	23.72	16.75
All Segments	22.17	24.09	23.53
Direct Subscriber Acquisition Cost:
JDate	$2.90	$4.39	$8.09
AmericanSingles	38.68	45.70	43.29
Other Businesses	78.43	80.32	34.74
All Segments	25.56	33.84	33.85
Monthly Subscriber Churn:
JDate	18.2%	22.4%	25.8%
AmericanSingles	24.3	32.1	35.6
Other Businesses	32.6	33.4	26.8
All Segments	21.6	28.2	31.7
Results of Operations
The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

The following table presents our historical operating results as a percentage of net revenues for the periods indicated:

	Year ended December 31,

	2002	2003	2004

Consolidated Statements of Operations Data:
Net revenues	100.0%	100.0%	100.0%
Direct marketing expenses	33.0	49.8	48.0

Contribution margin	67.0	50.2	52.0
Operating expenses:
Indirect marketing	2.5	2.5	3.8
Customer service	7.4	6.9	5.2
Technical operations	9.7	11.7	11.0
Product development	3.7	2.6	3.1
General and administrative (excluding share-based compensation)	48.8	45.7	42.7
Share-based compensation	0.0	5.1	2.6
Amortization of intangible assets other than goodwill	3.2	1.5	1.3
Impairment of long-lived assets and goodwill	0.0	4.1	0.3

Total operating expenses	75.3	80.1	70.0

Operating loss	(8.3)	(29.9)	(18.0)
Interest (income) and other expenses, net	(5.1)	(0.5)	(0.1)

Loss before income taxes	(3.2)	(29.4)	(17.9)
Provision for income taxes	0.0	0.0	0.0

Net loss	(3.2)%	(29.4)%	(17.9)%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Business Metrics
Average paying subscribers for JDate increased 37.7%, to approximately 69,800 for the year ended December 31, 2004 from approximately 50,700 for the year ended December 31, 2003. Average paying subscribers for AmericanSingles increased 85.3%, to approximately 132,500 for the year ended December 31, 2004 from approximately 71,500 for the year ended December 31, 2003. Average paying subscribers for Web sites in our Other Businesses segment increased 561.1%, to approximately 23,800 for the year ended December 31, 2004 from approximately 3,600 for the year ended December 31, 2003. The increase in paying subscribers for all of our segments corresponds to the increase in the number of members for the Web sites as well as to an improved rate of conversion of members to paying subscribers.
Average monthly net revenue per paying JDate subscriber increased 7.5%, to $28.42 for the year ended December 31, 2004 from $26.44 for the year ended December 31, 2003. Average monthly net revenue per paying AmericanSingles subscriber decreased 1.2% to $22.16 for the year ended December 31, 2004 from $22.43 for the year ended December 31, 2003. Average monthly net revenue per paying subscriber for Web sites in our Other Businesses segment decreased 29.4%, to $16.75 for the year ended December 31, 2004 from $23.72 for the year ended December 31, 2003. The increase for JDate was primarily due to a price increase which was put into effect in January 2004. The decrease for AmericanSingles was due to an increase in the proportion of subscribers paying for multi-month subscriptions, for which they receive a discount on the monthly rate compared to the single-

month subscription price. The decrease for Web sites in our Other Businesses segment was primarily due to the growth of new Web sites with lower subscription prices than those Web sites that represented our Other Businesses segment in 2003.
Direct subscriber acquisition cost for JDate increased 84.3%, to $8.09 in 2004 from $4.39 in 2003. Direct subscriber acquisition cost for AmericanSingles decreased 5.3%, to $43.29 in 2004 from $45.70 in 2003. Direct subscriber acquisition cost for the Web sites in our Other Businesses segment decreased 56.7%, to $34.74 in 2004 from $80.32 in 2003. The increase in direct subscriber acquisition cost for JDate was due primarily to the cost of new marketing initiatives. The decrease in direct subscriber acquisition cost for AmericanSingles and the Web sites in our Other Businesses segment was due to improved conversion rates.
Monthly subscriber churn for JDate increased to 25.8% for the year ended December 31, 2004 from 22.4% for the year ended December 31, 2003. Monthly subscriber churn for AmericanSingles increased to 35.6% for the year ended December 31, 2004 from 32.1% for the year ended December 31, 2003. Monthly subscriber churn for Web sites in our Other Businesses segment decreased to 26.8% for the year ended December 31, 2004 from 33.4% for the year ended December 31, 2003. The increase in monthly subscriber churn for JDate and AmericanSingles was due primarily to implementation in late 2003 of the pay-to-respond feature which required members to upgrade to paying subscriber status before they could respond to e-mails from other paying subscribers. Members who subscribe specifically to utilize the pay-to-respond feature are less likely to renew their subscriptions than those who subscribe to initiate communications. The decrease in monthly subscriber churn for the Web sites in our Other Business segment was due to growth and maturity of those businesses.
Net Revenues
Substantially all of our net revenues are derived from subscription fees. The remainder of our net revenues, accounting for less than 2% of net revenues for the years ended December 31, 2004 and 2003, are attributable to certain promotional events. Revenues are presented net of credits and credit card chargebacks. We expect net revenues from promotional events to comprise an even smaller percentage of net revenues in the future. We also expect to generate revenues from advertising on our Web sites in the future. Our subscriptions are offered in durations of one, three, six and twelve months. Plans with durations of longer than one month are available at discounted rates. Most subscription programs renew automatically for subsequent periods until subscribers terminate them.
Net revenues for JDate increased 48.0%, to $23.8 million for the year ended December 31, 2004 from $16.1 million for the year ended December 31, 2003. Net revenues for AmericanSingles increased 83.0%, to $35.2 million for the year ended December 31, 2004, compared to $19.3 million for the year ended December 31, 2003. Net revenues for our Other Businesses segment increased 276.2%, to $6.0 million for the year ended December 31, 2004 compared to $1.6 million for the year ended December 31, 2003. The increase in JDate’s net revenues is primarily attributable to an increase in JDate’s monthly subscription price during the first quarter of 2004. The increase in net revenues for AmericanSingles is primarily due to an increase in subscriptions, as discussed above. The increase in net revenues for our Other Businesses segment is due primarily to the growth of our businesses in Israel, whose growth was aided by our acquisition of Point Match Ltd. in the first quarter of 2004.
Direct Marketing Expenses
Direct marketing expenses primarily consist of advertising costs and direct costs to obtain new paying subscribers. Direct marketing expenses for JDate increased 135.5%, to $1.7 million for the year ended December 31, 2004 from approximately $739,000 for the year ended December 31, 2003. Direct marketing expenses for AmericanSingles increased 57.1%, to $25.0 million for the year ended December 31, 2004 compared to $15.9 million for the year ended December 31, 2003. Direct marketing expenses for Web sites in our Other Businesses segment increased 157.0%, to $4.5 million for the year ended December 31, 2004 from $1.8 million for the year ended December 31, 2003. The increases for JDate and AmericanSingles are due to an overall increase in the cost of online advertising, which is our primary source for advertising, as well as new marketing initiatives for JDate. For Web sites in our Other Businesses segment, in addition to the increase in the cost of online advertising, our direct marketing expenses also increased because of the additional expenses associated with the Web site assets acquired in the Point Match Ltd. acquisition. As a percentage of revenues, total direct marketing expenses for all of our segments decreased to 48.0% from 49.8% for the years ended December 31, 2004 and 2003, respectively, largely due to improved conversion rates from members to paying subscribers.
Operating Expenses
Operating expenses primarily consist of indirect marketing, customer service, technical operations, product development and general and administrative expenses. Operating expenses increased 53.8% to approximately $45.5 million in 2004 from approximately $29.6 million in 2003. Stated as a percentage of net revenues, operating expenses decreased to 70.0% for 2004 from 80.1% in 2003. The increase in total dollars was primarily the result of a higher level of general and administrative expenses, as well as an increase in indirect marketing and technical operations as discussed below. The decrease as a percentage of revenues was primarily the result of improved conversion rates from members to paying subscribers, as well as economies of scale in customer service and technical operations costs required to support an increasing revenue base.
Indirect Marketing. Indirect marketing expenses primarily consist of salaries for our sales and marketing personnel and other associated costs such as public relations. Indirect marketing expenses increased 170.2%, to approximately $2.5 million in 2004 compared to $907,000 in 2003. Stated as a percentage of net revenues, indirect marketing expenses increased to 3.8% for 2004 from 2.5% in 2003. The increase in total dollars and as a percentage of net revenues was largely as a result of an increase in headcount in our marketing department. We expect these costs to increase in total dollars as we expand our marketing initiatives but to decrease as a percentage of net revenues as we add additional paying subscribers.
Customer Service. Customer service expenses primarily consist of costs associated with our member service center. Customer service expenses increased 33.2%, to $3.4 million in 2004 compared to $2.5 million in 2003. Stated as a percentage of net revenues, customer service expenses decreased to 5.2% for 2004 from 6.9% in 2003. The increase in total dollars was largely as a result of an increase in headcount, which increase was driven by the larger number of members and paying subscribers. The decrease as a percentage of revenues was primarily the result of increased efficiency of usage of our customer service personnel in supporting a larger member and subscriber base. We expect these costs to continue to increase in total dollars as we support our increasing base of members and subscribers but to decrease as a percentage of net revenues as we add additional paying subscribers.
Technical Operations. Technical operations expenses primarily consist of the people and systems necessary to support our network, Internet connectivity and other data and communication support. Technical operations expenses increased 65.0% to $7.2 million in 2004 from $4.3 million in 2003. Stated as a percentage of net revenues, technical operations expenses decreased to 11.0% in 2004 from 11.7% in 2003. The increase in total dollars was due to an increase in headcount necessary to support the growth in the number of members, paying subscribers and traffic to our Web sites. The decrease as a percentage of revenues was primarily the result of economies of scale in headcount required to support a larger member and subscriber base. We expect technical operations costs to increase in total dollars with any increase in traffic, members or paying subscribers but to decrease as a percentage of net revenues as we add additional paying subscribers.

Product Development. Product development expenses primarily consist of costs incurred in the development, creation and enhancement of our Web sites and services. Product development expenses increased 109.9%, to $2.0 million in 2004 compared to $959,000 in 2003. Stated as a percentage of net revenues, product development expenses increased to 3.1% in 2004 from 2.6% in 2003. The increase in total dollars and as a percentage of net revenues was largely as a result of costs associated with technical enhancements to our Web sites as well as an increase in headcount necessary to support these enhancements. We expense these costs as incurred unless they are required to be capitalized under generally accepted accounting principles in the United States. In addition to the expenses set forth above, our capitalized product development costs were approximately $658,000 and $825,000 in 2004 and 2003, respectively. The amortization of those costs is included in this line item. We expect our product development costs to increase in total dollars as we launch new Web sites and develop additional features and functionality on our Web sites to enhance our members’ experience and satisfaction and increase the number, and percentage, of members that become paying subscribers but to remain constant as a percentage of net revenues as we add additional paying subscribers.
General and Administrative Expenses. General and administrative expenses primarily consist of corporate personnel-related costs, professional fees, credit card processing fees, and occupancy and other overhead costs. General and administrative expenses increased 64.2%, to $27.7 million in 2004 from $16.9 million in 2003. Stated as a percentage of net revenues, general and administrative expenses decreased to 42.7% in 2004 from 45.7% in 2003. The increase in total dollars was largely as a result of an increase in hiring people to support our growth, an employee severance charge of approximately $2.4 million, as well as expenses of $2.1 million related to the United States initial public offering of MatchNet, Inc. that was planned for mid-2004, but which was withdrawn shortly after the related registration statement was filed in the third quarter of 2004, as well as one legal settlement resulting in the recognition of $900,000 in expenses in the third quarter and two legal settlements resulting in the recognition of $2.1 million in expenses in the fourth quarter of 2004. The decrease as a percentage of revenues was primarily the result of economies of scale in supporting a larger member and subscriber base. We expect these general and administrative expenses, excluding the above-referenced severance and expenses related to the withdrawn offering, to increase in total dollars as we continue to hire additional personnel, and as sales and the inherent credit card processing fees increase. We also expect general and administrative expenses to increase in total dollars due to the anticipated increase in professional fees resulting from the filing of this registration statement and related documents and our subsequent obligations as a public reporting company in the United States. However, we expect general and administrative expenses, excluding credit card processing fees, to decrease as a percentage of net revenues as we add additional paying subscribers.
Share-based Compensation. Share-based compensation resulted from the issuance of warrants and options that were treated as variable under accounting principles which, on a quarterly basis, required us to recognize an increase or decrease in compensation expense based upon the then-fair value of the subject securities. Share-based compensation was approximately $1.7 million in 2004, which is net of $1.1 million related to the cancellation of certain warrants and options, compared to $1.9 million in 2003. Stated as a percentage of net revenues, share-based compensation decreased to 2.6% in 2004 from 5.1% in 2003. As a result of recent changes in accounting rules, we expect share-based compensation expenses to increase, beginning in the third quarter of 2005, when we will be required to recognize compensation expense for share options and other share-based compensation, which expenses we had not been required to recognize prior to the change in accounting rules.
Amortization of Intangible Assets Other Than Goodwill. Amortization expenses consist primarily of amortization of intangible assets related to previous acquisitions, primarily SocialNet and PointMatch. Amortization expenses increased 55.0% to $860,000 in 2004, compared to $555,000 in 2003. The increase was primarily due to amortization related to the PointMatch acquisition, which was completed in January 2004.

Impairment of Long-lived Assets. In December 2004, based on changes in management and reevaluation of existing projects we determined that certain internally developed software projects would not be completed. As such, we recorded an impairment charge of $208,000.
Interest Income and Other Expenses, Net. Interest income and other expenses, net primarily consist of gain (loss) associated with temporary investments in interest bearing accounts and marketable securities. Interest income and other expenses, net decreased 64.9%, to approximately $66,000 in 2004 from $188,000 in 2003, principally due to foreign exchange effects.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Business Metrics
Average paying subscribers for JDate increased 83.0% to approximately 50,700 for the year ended December 31, 2003, compared to approximately 27,700 for the year ended December 31, 2002. Average paying subscribers for AmericanSingles increased 142.4%, to approximately 71,500 for the year ended December 31, 2003 from approximately 29,500 for the year ended December 31, 2002. Average paying subscribers for Web sites in our Other Businesses segment increased 140.0%, to approximately 3,600 for the year ended December 31, 2003 from approximately 1,500 for the year ended December 31, 2002. The increase in paying subscribers across all of our segments is primarily due to increases in the number of members on our sites.
Average monthly net revenue per paying JDate subscriber increased 4.9%, to $26.44 in 2003 compared to $25.20 in 2002. Average monthly net revenue per paying AmericanSingles subscriber increased 19.5%, to $22.43 in 2003 from $18.77 in 2002. Average monthly net revenue per paying subscriber for Web sites in our Other Businesses segment decreased 28.5%, to $23.72 in 2003 from $33.17 in 2002. The increase for JDate was due to an increase in the proportion of subscribers paying a one month subscription, as opposed to multi-month subscribers, who receive a lower price per month in exchange for their longer commitment. The increase in AmericanSingles was primarily due to a price increase in 2003. The decrease for Web sites in our Other Businesses segment was primarily due to the growth of new Web sites with lower subscription prices than those Web sites that represented our Other Businesses segment in 2002.
Direct subscriber acquisition cost for JDate increased 51.4%, to $4.39 for 2003 from $2.90 in 2002. Direct subscriber acquisition cost for AmericanSingles increased 18.1%, to $45.70 in 2003 compared to $38.68 in 2002. Direct subscriber acquisition cost for the Web sites in our Other Businesses segment increased 2.4%, to $80.32 in 2003 from $78.43 in 2002. The increase in direct subscriber acquisition cost for all of our segments was due primarily to an increase in online marketing efforts designed to drive additional members to our Web sites.
Monthly subscriber churn for JDate increased to 22.4% in 2003 from 18.2% in 2002. Monthly subscriber churn for AmericanSingles increased to 32.1% in 2003 from 24.3% in 2002. Monthly subscriber churn for the Web sites in our Other Businesses segment increased to 33.4% in 2003 from 32.6% in 2002. The increase in monthly subscriber churn for all of our segments was primarily due to the introduction, in late 2003, of our pay-to-respond feature, which required members to upgrade to paying subscriber status before they could respond to e-mails from other paying subscribers. Members who subscribe specifically to utilize the pay-to-respond feature are less likely to renew their subscriptions than those who subscribe to initiate communications.
Net Revenues
Net revenues for JDate increased 92.2%, to $16.1 million in 2003 from $8.4 million in 2002. Net revenues for AmericanSingles increased 189.8% to $19.3 million in 2003 from $6.6 million in 2002. Net revenues for Web sites in our Other Businesses segment increased 19.5%, to $1.6 million in 2003 from $1.3 million in 2002. The increase in net revenues was due to an increase in the overall use of our services and the increase in the number of paying subscribers. In addition, a portion of the increase in revenues for AmericanSingles is attributable to an increase in AmericanSingles’ monthly subscription price during 2003.
Direct Marketing Expenses
Direct marketing expenses for JDate increased 229.9%, to $739,000 in 2003 from $224,000 in 2002. Direct marketing expenses for AmericanSingles increased 300.2%, to $15.9 million in 2003 from $4.0 million in 2002. Direct marketing expenses for Other Businesses increased 47.2%, to $1.8 million in 2003 from $1.2 million in 2002. This increase was primarily the result of expanded online advertising campaigns. Stated as a percentage of net revenue, total direct marketing expenses for all of our segments increased to 49.8% from 33.0% in 2003 and 2002, respectively, largely as a result of growth in the AmericanSingles member/ subscriber base and growth in marketing spending for that product, which has a lower conversion rate than JDate.
Operating Expenses
Operating expenses increased 140.1%, to $29.6 million in 2003 from $12.3 million in 2002. Stated as a percentage of net revenues, operating expenses increased to 80.1% in 2003 compared to 75.3% in 2002. The increase in total dollars and as a percentage of net revenues was primarily the result of continued investment in customer service and technical infrastructure, as well as an increase in general and administrative expenses as discussed below.
Indirect Marketing. Indirect marketing expenses increased 125.1%, to approximately $907,000 in 2003 from approximately $403,000 in 2002. Stated as a percentage of net revenues, indirect marketing expenses remained constant at 2.5% in 2003 and 2002. The increase in total dollars was largely as a result of an increase in staffing for the marketing department.
Customer Service. Customer service expenses increased 110.1%, to $2.5 million in 2003 from $1.2 million in 2002. Stated as a percentage of net revenues, customer service expenses decreased to 6.9% in 2003 from 7.4% in 2002. The increase in total dollars was largely as a result of an increase in headcount due required to support our larger numbers of members and paying subscribers. The decrease as a percentage of net revenues was primarily the result of increased efficiency of usage of our customer service personnel in supporting a larger member and subscriber base.
Technical Operations. Technical operations expenses increased 173.5%, to $4.3 million in 2003 from $1.6 million in 2002. Stated as a percentage of net revenues, technical operations expenses increased to 11.7% in 2003 from 9.7% in 2002. The increase in total dollars and as a percentage of net revenues was largely as a result of the growth in the number of members and traffic to our Web sites.
Product Development. Product development expenses increased 59.0%, to $959,000 in 2003 from $603,000 in 2002. Stated as a percentage of net revenues, product development expenses decreased to 2.6% in 2003 from 3.7% in 2002. The increase in total dollars was largely as a result of costs associated with technical enhancements to our Web sites. The decrease as a percentage of net revenues was primarily the result of economies of scale as additional product enhancements costs are spread over a larger subscriber/ member base. We expense these costs as incurred, unless they are required to be capitalized. Capitalized costs in 2003 and 2002 were approximately $825,000 and $572,000, respectively. The amortization of these costs are included in this line item.
General and Administrative Expenses. General and administrative expenses increased 111.2%, to $16.9 million in 2003 from $8.0 million in 2002. Stated as a percentage of net revenues, general and administrative expenses decreased to 45.7% in 2003 from 48.8% in 2002. The increase in total dollars was largely as a result of an increase in hiring people to support our growth and the addition of new Web sites, as well as an increase in credit card processing fees as sales grew. The decrease as a percentage of net revenues was primarily the result of economies of scale in supporting a larger member and subscriber base. General and administrative expenses for 2003 also included $1.7 million in charges primarily related to a settlement with Comdisco.
Share-based Compensation. Share-based compensation was $1.9 million in 2003 compared to zero in 2002. The 2003 charge reflected non-cash expenses associated with the issuance of share options and warrants to advisors. We treated these options and warrants as variable in accordance with SFAS No. 123 and, as a result, were required to recognize an increase or decrease in operating expense based on the fair value of such options and warrants on a quarterly basis.
Amortization of Intangible Assets Other Than Goodwill. Amortization expenses consist primarily of amortization of purchased intangible assets related to previous acquisitions. Amortization expenses increased 5.9% to $555,000 in 2003, compared to $524,000 in 2002. The increase was primarily due to purchases of various databases.
Impairment of Long-lived Assets. In October 2003, based on business developments that took place in 2003 and on management’s opinion that rapid changes in technology reduced the fair value of some of our property and equipment, mostly computer equipment and capitalized software costs, we recorded an impairment charge of approximately $1.5 million.
Interest Income and Other Expenses, Net. Interest income and other expenses, net decreased 77.6%, to income of approximately $188,000 in 2003 from income of approximately $840,000 in 2002. Interest income and other expenses, net in 2002 was positively affected by a gain of approximately $400,000 recognized on the sale of domain names.
Quarterly Results of Operations
You should read the following tables presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on substantially the same basis as our audited consolidated financial statements which, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for the presentation of the results of operations for such periods. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended(1)

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003(2)	2003(2)	2003(2)	2003	2004	2004	2004	2004

	(in thousands except per share data and Additional Information)
Consolidated Statements of Operations Data:
Net revenues	$7,036	$8,423	$9,792	$11,690	$15,050	$15,812	$17,138	$17,052
Direct marketing expenses	3,576	4,680	3,955	6,184	6,539	9,325	8,748	6,628

Contribution margin	3,460	3,743	5,837	5,506	8,511	6,487	8,390	10,424
Operating expenses:
Indirect marketing	(61)	131	488	349	529	522	881	519
Customer service	563	458	736	779	975	903	723	778
Technical operations	819	994	1,024	1,504	1,344	1,974	1,861	1,983
Product development	168	229	82	480	340	531	505	637
General and administrative (excluding share-based compensation)	2,483	2,628	6,025	5,749	6,383	5,695	8,469	7,180
Footnotes on following page.

	Three months ended(1)

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003(2)	2003(2)	2003(2)	2003	2004	2004	2004	2004

	(in thousands except per share data and Additional Information)
Share-based compensation	—	—	—	1,871	1,712	689	(1,239)	542
Amortization of intangible assets other than goodwill	131	58	200	166	244	238	188	190
Impairment of long-lived assets	—	—	—	1,532	—	—	—	208

Total operating expenses	4,103	4,498	8,555	12,430	11,527	10,552	11,388	12,037

Income from operations	(643)	(755)	(2,718)	(6,924)	(3,016)	(4,065)	(2,998)	(1,613)
Interest (income) and other expenses, net	(53)	(57)	(22)	(56)	4	28	(46)	(52)

Income (loss) before income taxes	(590)	(698)	(2,696)	(6,868)	(3,020)	(4,093)	(2,952)	(1,561)
Income taxes	1	39	—	(40)	1	—	—	—

Net income (loss)	$(591)	$(737)	$(2,696)	$(6,828)	$(3,021)	$(4,093)	$(2,952)	$(1,561)

Net income (loss) per share — basic(3)	$(0.03)	$(0.04)	$(0.14)	$(0.35)	$(0.14)	$(0.18)	$(0.13)	$(0.06)
Weighted average shares outstanding — basic(3)	18,707	18,736	18,960	19,449	21,286	22,264	23,356	24,234
Other Financial Data:
Depreciation	$287	$333	$405	$416	$579	$790	$839	$857
Additional Information:
Average Paying Subscribers (4)	94,700	118,000	130,700	160,000	207,400	228,400	239,600	229,000
Average monthly net revenue per paying subscriber(5)	$24.50	$23.55	$24.20	$24.14	$23.83	$22.74	$23.50	$24.06
Subscriber churn(6)	27.9%	28.9%	29.6%	26.8%	32.1%	30.6%	31.6%	32.4%
Average direct subscriber acquisition cost(7)	$33.49	$38.38	$31.32	$32.69	$27.82	$40.53	$37.41	$29.37

(1)	Certain financial information for prior periods has been reclassified to conform to the 2004 periods’ presentation.
(2)	These amounts in consolidated statements of operations data are restated amounts from amounts contained in previously filed quarterly reports with the Frankfurt Stock Exchange. See “Risk Factors — We Face Risks Related to Our Recent Accounting Restatements.”
(3)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements.
(4)	Represents average paying subscribers calculated as the sum of the average paying subscribers for each month, divided by the number of months. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two.
(5)	Represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.
(6)	Represents the ratio expressed as a percentage of (i) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (ii) the number of months in the period. On a monthly basis, the average number of paying subscribers is calculated as the sum of the paying subscribers at the beginning and end of the period divided by two.
(7)	Represents direct marketing expense divided by the gross number of subscribers added during the period. The historic direct subscriber acquisition cost we reported included indirect marketing costs.

Restatement of Previous Consolidated Financial Statements for the Nine Months Ended September 30, 2003
In previous periods, we incorrectly recognized a full month of revenue in the month in which members paid in advance for their membership subscription fees, regardless of the effective date of the subscription, and deferred the balance of the fees for multi-month subscriptions. In July 2003, we began to defer and recognize revenue on a daily basis, based on the effective date of the subscription, and restated prior periods financial statements to reflect that policy.
In previous periods we had capitalized bounty costs, which represented amounts paid to third parties for members acquired on an individual basis through third party Web sites or email campaigns. These costs were being amortized over a three year period, on an accelerated basis. In July 2003, we determined that these costs should be expensed as incurred, and that we should restate the prior years’ financial statements to conform to U.S. generally accepted accounting principles. The reason for the change was that bounty costs were meant to drive free memberships or registrations and any resulting member was not required to become a paying subscriber. Therefore, those expenses should be recognized immediately, since a conversion from non-paying member to a paying subscriber is not guaranteed. Accordingly, we have restated the consolidated financial statements to expense these costs as incurred.
From 1998 through 2002, we acquired several businesses and assets. At the time of those acquisitions, the fair values of the intangible assets acquired were not properly determined. In 2004, we hired a valuation expert to measure the fair value of such assets at the date of each acquisition. As a result of this process, we determined that certain allocations previously reported were inappropriate.
In addition, we did not properly and timely accrue for some services provided and we identified certain errors in prior years’ consolidation process.
Liquidity and Capital Resources
As of December 31, 2004, we had cash, cash equivalents and marketable securities of approximately $7.4 million. We have historically financed our operations with internally generated funds and offerings of equity securities. We have no revolving or term credit facilities.
Net cash used in operating activities was $1.5 million for the year ended December 31, 2004. Net cash provided by operating activities was $2.2 million and $2.1 million in 2003 and 2002, respectively.
Net cash used in investing activities was $11.2 million in 2004, compared to $1.5 million in 2003 and $5.2 million in 2002. Cash related to investing activities in 2004 was used primarily for the acquisition of Point Match Ltd., requiring approximately $6.3 million of which $2.0 million was on deposit in 2003, and capital expenditures of approximately $5.5 million in 2004.
Net cash provided by financing activities was approximately $14.8 million in 2004, which consisted primarily of net proceeds from the issuance of ordinary shares of approximately $15.2 million offset by payments of capital lease obligations of $314,000. Net cash provided by financing activities was approximately $895,000 and $790,000 in 2003 and 2002, respectively.
We will fund any costs related to our rescission offer from the proceeds of this offering. We do not believe our rescission offer would affect our ability to obtain financing in the future, due to our belief that it is unlikely that the rescission offer will be accepted by our stockholders or option holders in an amount that would represent a material expenditure by us. This belief is based on the fact that our rescission offer will offer to repurchase shares at a weighted average price of $2.09 and to repurchase options with a weighted average exercise price of $3.04, while our initial public offering price is $          .
We believe that net proceeds of this offering, existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may be required or find it desirable prior to such time to raise additional funds through bank financing or through the issuance of debt or equity.
The following table describes our contractual commitments and obligations as of December 31, 2004:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

	(in thousands)
Capital leases	$173	$—	$—	$—	$173
Operating leases	711	674	—	—	1,385
Other commitments and obligations	817	408	—	—	1,225

Total contractual obligations	$1,701	$1,082	$—	$—	$2,783

Other commitments and obligations is comprised of contracts with software licensing, communications, computer hosting, and marketing service providers. These amounts totaled $817,000 for less than one year and $408,000 between one and three years. Contracts with other service providers are for 30 day terms or less.
Off-Balance Sheet Arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes.
Interest Rate Risk
Our exposure to market rate risk for changes in interest rates relates primarily to our cash, cash equivalents and marketable securities. We have not used derivative financial instruments to mitigate such risk. We invest our excess cash in debt instruments of the U.S. Government and its agencies.
Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market values adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.
Foreign Currency Exchange Risk
As we increase our operations in international markets we may become exposed to potentially volatile movements in currency exchange rates. Foreign exchange gains and losses were not material to our earnings for the years ended December 31, 2002, 2003 and 2004.
Change in Accountants
On March 23, 2004, upon the authorization of our Board of Directors, we dismissed Stonefield Josephson, Inc. as our U.S. auditors and engaged Ernst & Young LLP as our independent auditors. Chantrey Vellacott DFK resigned as our UK auditors on the same date.
During the years ended December 31, 2003 and 2002, and the subsequent period from January 1, 2004 to March 23, 2004, Stonefield Josephson, Inc. did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Stonefield Josephson, Inc., would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements for such years. The reports of Stonefield Josephson, Inc. on financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Ernst & Young LLP on any financial or accounting reporting matters before its appointment.
Notwithstanding the foregoing, during the course of the preparation of our financial statements for the year ended December 31, 2003, we discovered accounting inaccuracies in previously reported financial statements, including those for the years ended December 31, 2002 and 2001 that were covered by reports issued by Stonefield Josephson, Inc. Difficulties arose from differing views between Ernst & Young LLP and Stonefield Josephson, Inc. regarding the necessity and scope of a restatement of 2002 and 2001 financial statements. Up to that point, we had expected to include Stonefield Josephson, Inc.’s reports on those years in a registration statement that MatchNet, Inc. filed on August 4, 2004. However, we were unable to timely obtain concurrence from Stonefield Josephson, Inc. that restatements were required and the extent of such restatements. As a result, we directed Ernst & Young LLP to reaudit the years ended December 31, 2002 and 2001 and restated our financial statements for these years and for the first three quarters of 2003 to correct inappropriate accounting entries.
The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements, which are in accordance with United States generally accepted accounting principles, pertained primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. The impact on net loss for 2002 and 2001 was an increase of $1.0 million and $1.5 million, respectively.
Sarbanes-Oxley Compliance and Corporate Governance
As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. Beginning December 31, 2006, we will be required to establish and regularly evaluate the effectiveness of internal controls over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of the Nasdaq National Market, including independence of our audit committee and independence of the majority of our Board of Directors.
We plan to timely satisfy all requirements of the Sarbanes-Oxley Act and the Nasdaq National Market applicable to us. We have taken, and will continue to take, certain actions designed to enhance our disclosure controls and procedures. We expect to adopt a Code of Business Conduct and Ethics that will be applicable to all of our directors, officers and employees. We will establish a confidential and anonymous reporting process for the receipt of concerns regarding questionable accounting, auditing, or other business matters from our employees. We intend for our General Counsel to assist us in the continued enhancement of our disclosure controls and procedures. In addition, we intend to put additional personnel and systems in place which we expect will provide us the necessary resources to be able to timely file the required periodic reports with the Commission as a publicly traded company. We intend for our Chief Financial Officer, Controller and other financial personnel to lead our existing staff in the performance of the required accounting and reporting functions. In addition, we plan to install a new accounting system and implement additional controls and procedures designed to improve our financial reporting capabilities and improve reporting efficiencies.
On an ongoing basis we intend to conduct a controls evaluation to identify control deficiencies and to confirm that appropriate corrective action, including process improvements, are being undertaken. We expect to conduct this type of evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our periodic reports. The overall goals of these various evaluation activities will be to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change, including with improvements and corrections, as conditions warrant.
Our ability to enhance our disclosure controls and procedures, to conduct controls evaluations and to modify controls and procedures on an ongoing basis may be limited by the current state of our staffing, accounting system and internal controls. You should refer to the discussion under “Risk Factors — If we fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the value of our depositary shares.”
Recent Accounting Developments
In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires a company to recognize compensation expense based on the fair value at the date of grant for stock options and other stock-based compensation, eliminating the use of the intrinsic value method. We will adopt SFAS No. 123R beginning July 1, 2005 and plan to use the modified prospective transition method.
Since we will be required to expense the fair value of share options rather than disclosing the pro forma effects on the results of operations within our footnotes, our reported earnings per share will decrease, which could negatively impact our future share price. In addition, this could impact our ability to utilize broad based employee share plans to reward employees.

BUSINESS
Throughout this prospectus, we refer to Spark Networks plc (known as MatchNet plc until January 10, 2005), an English company, and our subsidiaries as “we,” “us,” “our,” “our company,” “Spark Networks” and “MatchNet” unless otherwise indicated. Spark Networks, MatchNet, JDate and AmericanSingles are our trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.
Our Business
We are a leading provider of online personals services in the United States and internationally. Our Web sites enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry. We provide this opportunity through the many features on our Web sites, such as detailed profiles, onsite email centers, real-time chat rooms and instant messaging services. During 2004, we averaged approximately 4.9 million unique monthly visitors to our Web sites in the United States, which, according to comScore Media Metrix, ranked us as the third largest provider of online personals services in the United States. Currently, our key Web sites are JDate.com and AmericanSingles.com. Membership on our sites is free and allows a registered user to post a personal profile and to access our searchable database of member profiles and our 24/7 customer service. The ability to initiate most communication with other members requires the payment of a monthly subscription fee, which represents our primary source of revenue.
As of December 31, 2004, we had more than 10 million members, which we define as individuals who have posted a personal profile or have logged on to any of our Web sites at least once in the last 12 months. For the year ended December 31, 2004, we had approximately 226,100 average paying subscribers, representing an increase of 79.7% from the year ended December 31, 2003.
Our Industry
Overview
We believe that online personals fulfill significant needs for America’s 95.7 million single adults who are looking to meet a companion or date. Traditional methods such as printed personals advertisements, offline dating services and public gathering places often do not meet the needs of time-constrained single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Offline dating services are time-consuming, expensive and offer a smaller number of potential partners. Public gathering places such as restaurants, bars and social venues provide a limited ability to learn about others prior to an in-person meeting. In contrast, online personals services facilitate interaction between singles by allowing them to screen and communicate with a large number of potential companions. With features such as detailed personal profiles, email and instant messaging, this medium allows users to communicate with other singles at their convenience and affords them the ability to meet multiple people in a safe and secure online setting.
Growth Drivers
Internet Growth and Broadband Adoption. According to the Pew Internet & American Life Project, a nonprofit research organization, nearly 63% of the American adult population is now online, and 60 million American adults have high-speed connections at home, up from just 5 million in 2000. On an average day in 2004, 70 million American adults logged onto the Internet, which represents a 37% increase from the 52 million adults who were online on an average day in 2000. In 2004, International Data Corporation, or IDC, reported that in the United States, users are migrating to broadband connections which enable faster delivery of complex content such as online photos and streaming media, as well as instant messaging. IDC projects that 60% of Internet households in the United States will have broadband connections by 2008.

Growth in E-commerce. We believe broadband users have a higher propensity to conduct e-commerce transactions, including the purchase of content and services online, as these Internet connections provide faster, more convenient transaction experiences. According to IDC, worldwide consumer e-commerce spending is expected to grow from $240 billion in 2003 to $700 billion by 2007, implying a compound annual growth rate of 30%.
Mainstream Acceptance of Online Personals Services. Online personals services continue to gain mainstream acceptance. In 2003, 21% of all United States Internet users browsed online personals and 13% posted their own profiles, according to JupiterResearch. In 2003, the Personals/ Dating category held its position as the largest paid content category, with a market size of $450 million, according to the Online Publishers Association.
Our Competitive Strengths

•	Critical Mass of Members. We had more than 10 million members as of December 31, 2004. We believe that one of the reasons singles seeking friendship, dating or long-term relationships are attracted to our Web sites is because of our large pool of members, which increases the likelihood of a suitable match. We believe that increasing interaction among members within our online community and generating strong word-of-mouth promotion helps create additional interest in our services, add new members, retain those members and convert them into paying subscribers and retain those paying subscribers.

•	Web Site Functionality. We continually evaluate the functionality of our Web sites to improve our members’ online personals experience. Many of the features that we offer, such as onsite emails, real-time chat rooms and instant messaging, increase the probability of communication between our members, which we believe increases the number and percentage of members who become paying subscribers. We believe this functionality drives return visits to our Web sites and helps retain paying subscribers who might otherwise consider switching to our competitors’ Web sites.

•	Customer Service Focus. We believe that our customer service offers a competitive advantage and differentiates us from our major competitors. Our multi-lingual call center is staffed 24/7 with dating and technical consultants. These consultants help members with such matters as completing personal profiles and choosing photos for their profiles, as well as answering questions about billing and technical issues. We believe that the quality of our customer service increases member satisfaction, which improves the number and percentage of members that become and remain paying subscribers.

•	Strength of JDate Brand. We believe that JDate and its strong brand recognition in the Jewish community is a valuable asset. According to the National Jewish Population Survey, there are approximately 1.8 million Jewish singles in the United Sates. As of December 31, 2004, JDate had approximately 600,000 members. We believe the strength of the JDate brand will continue to allow us to market to the Jewish community profitably while maintaining a high penetration rate.
Our Online Personals Services
Our online personals services offer single adults a convenient and secure setting for meeting other singles. Visitors to our Web sites are encouraged to become registered members by posting profiles. Posting a profile is a process where visitors are asked various questions about themselves, including information such as their tastes in food, hobbies and desired attributes of potential partners. Members are also urged to post photos, since this is likely to improve their chances of making successful contact with other members. Members can perform detailed searches of other profiles and save their preferences, and their profiles can be viewed by other members. In order for a member to initiate email and instant message communication with others, that member must purchase a subscription. A subscription affords access to the paying subscribers’ on-site email and instant messaging systems, enabling them to communicate with other members and paying subscribers. Our subscription fees are charged on a monthly basis, with discounts for longer-term subscriptions ranging from three to twelve months.
Our Web Sites. We believe we are a unique company in the online personals industry because, in addition to servicing mass markets, we operate Web sites targeted at selected vertical affinity markets. We currently offer Web sites in English, German and Hebrew. Our key Web sites are as follows:

•	JDate.com. JDate was our first Web site and is solely dedicated to the Jewish community. According to the National Jewish Population Survey, there are approximately 1.8 million Jewish singles in the United Sates. As of December 31, 2004, JDate had approximately 600,000 members. JDate members are primarily concentrated in the New York, Los Angeles, Miami and Chicago metropolitan areas. The current fee for a one-month subscription on JDate is $34.95.

•	AmericanSingles.com. AmericanSingles is our mainstream U.S. online personals community, targeted at an audience of singles between the ages of 25 and 49. The Web site caters to singles of all races, ethnicities and interests. AmericanSingles members are primarily concentrated in major metropolitan areas across the United States. The current fee for a one-month subscription on AmericanSingles is $24.95.

•	Other Web sites.

Web site	Target markets

CollegeLuv.com	College singles
Cupid.co.il	Jewish singles (Israel only)
Date.ca	Canadian singles
FaceLink.com	Individuals wishing to share photographs
Glimpse.com	Gay, lesbian and transgender singles
JDate.co.il	Jewish singles (Israel only)
MatchNet.co.uk	UK singles
MatchNet.com.au	Australian singles
MatchNet.de	German singles
SilverSingles.com	Aging baby boomers
Web Site Features. We strive to offer traditional as well as new and different ways for our members to communicate. Examples of ways our members and paying subscribers can communicate include:

•	On-site Email. We provide all paying subscribers with private message centers, dedicated exclusively to communications with other paying subscribers. These personal on-site email boxes offer features such as customizable folders for storing correspondence, the ability to know when sent messages were read, as well as block and ignore functions, which afford a paying subscriber the ability to control future messages from specific paying subscribers.

•	Hot Lists and Favorites. Among the most popular features on our Web sites, “Hot Lists” enable paying subscribers to see who’s interested in them and to save those favorite members that they are interested in. Lists include (1) who has viewed your profile, (2) your favorites and (3) who has emailed you. Paying subscribers can group their favorites into customized folders and add their own notes, including details included in a member’s profile.

•	Real-time Chat Rooms. Paying subscribers can utilize our exclusive chat rooms to mix and mingle in real-time, building a sense of community through group discussions.

Additional features enable users to add customized graphics such as emoticons to their conversations.

•	Ice Breakers. Members can send pre-packaged opening remarks, referred to on the Web sites as “flirts” and “teases,” to other members or paying subscribers.

•	Instant Messaging and Online Now. Paying subscribers can communicate with another paying subscriber or member on a real-time basis. Audio/video functionality is offered on some of our Web sites and we are in the process of implementing this feature on all of our Web sites.

•	Click!. Our patented Click! feature connects members who think they would be compatible with each other. A member simply clicks “yes,” “no” or “maybe” in another member’s profile. When two members click “yes” in each other’s profiles, our patented feature sends an email to both of them alerting them of a possible match.

Travel and Events. As a complement to our online services, we offer travel and other promotional events which allow individuals to meet in a more personal environment. Our travel and events are typically cruises, dinners or other mixer events designed to facilitate social interaction. Less than 2% of our revenues for the year ended December 31, 2004 were generated from travel and events.
Business Strategy
We intend to grow our subscription-based revenue by driving additional traffic to our Web sites, increasing the number and percentage of our members who convert to paying subscribers, and launching new businesses in vertical affinity markets.
Grow Memberships. We believe there are significant opportunities to drive additional traffic to our Web sites and identify new markets, where we can leverage our existing infrastructure to increase memberships.

•	Integrated and targeted marketing. We believe that targeting potential members with consistent and compelling marketing messages, delivered through a broad mix of marketing channels, will be effective in driving more traffic and a higher percentage of relationship-oriented singles to our Web sites. We intend to use a variety of channels to build our brand and increase our base of members including online and offline advertising customer relationship management tools, public relations, promotional alliances and special events.

•	Geographic expansion. We plan to expand into new geographic markets where we can introduce one or more of our existing products in multiple languages. We believe that our recently introduced multi-currency payment system will aid the growth in our international member base.
Increase Conversion Rates. We had more than 10 million members as of December 31, 2004, and approximately 226,100 average paying subscribers for the year ended December 31, 2004. We believe that a significant growth opportunity lies in our ability to convert more of our members into paying subscribers. We plan to achieve this increase in conversion by focusing on:

•	Improved matching technology. We believe that the more successful members are in finding matches in our database, the more likely they are to want to communicate with those members. To initiate email and instant message communication, members must become paying subscribers. We intend to continue to enhance our matching technology and the quality and relevance of our search results to provide fast, relevant matching suggestions.

•	Leveraging strong customer service. Each time a member or potential member contacts our customer service center by email or phone, he or she represents a potential new paying subscriber to our services. By training our customer service representatives on upselling opportunities, we believe they will continue to be successful in selling and building loyalty to our subscription-based services.

•	Improved member communications. We believe that enhanced member communications is a key component to growing our business. We continue to focus on improving and enhancing our Web site functionality and features to encourage communications between members. Most of these communications require that members become paying subscribers. We will also continue to inform members of new features and functions with the goal of improving our conversion rates of members to paying subscribers.

Extend Into New Vertical Affinity Markets. We constantly evaluate new opportunities in an attempt to identify new vertical affinity markets into which we may expand. Our large base of members provides us with a significant amount of consumer data to evaluate opportunities for growth into such new markets. We are able to analyze different groups of members by key metrics such as average conversion rates and average revenue per paying subscriber and identify those targeted groups that may prefer a service dedicated to their particular affinity group. We intend to target vertical affinity markets that we believe are receptive to paid online personals and are large enough to attain a critical mass of members and paying subscribers. We are employing a new scalable and cost efficient technology infrastructure, which we believe will improve our ability to launch Web sites targeting new vertical affinity markets.
Customer Service
Our customer support and service function operates 24/7. As of December 31, 2004, we employed 47 customer service representatives at our Beverly Hills, California facility and 12 customer service representatives at our Israeli facility who serve our Hebrew-speaking members. Our team of customer service representatives helps members with matters such as completing personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues. Customer service representatives receive ongoing training in an effort to better personalize the experience for members and paying subscribers that call in and to capitalize on upselling opportunities. On average, our customer service center receives approximately 1,500 phone calls and 5,000 emails per day, and our average wait time for phone calls and response time for emails are approximately three minutes and two hours, respectively.
Marketing
We engage in a variety of marketing activities intended to drive consumer traffic to our Web sites and to allow us the opportunity to introduce our products and services to prospective members. Our marketing efforts are principally focused online, where we employ a combination of banner and other display advertising on Web portals and other specialized sites. We also rely on commercial search listings and direct email campaigns to attract potential members and paying subscribers, and utilize a network of online affiliates, through which we acquire traffic.
In addition to our current online marketing efforts, we expect to supplement our online marketing by employing a variety of offline marketing activities. These may include broadcast, print and outdoor advertising, public relations, event sponsorship and promotional alliances. We believe that a more targeted marketing message, delivered through an array of available marketing channels, will improve consumer awareness of our brands, drive more traffic to our Web sites and, therefore, increase our numbers of members and paying subscribers.
Technology
Our software development team consisted of 24 employees as of December 31, 2004, who are focused on expanding and improving the features and functionality of our Web sites. Since feature and functionality development is an important element of our strategy, we plan to expand that team. In addition to our development team, an additional 34 technology employees maintain our software and hardware infrastructure.
Our network infrastructure and operations are designed to deliver high levels of availability, performance, security and scalability in a cost-effective manner. The majority of our software architecture is based on standard modular Microsoft technology, and is designed for maximum flexibility and scalability, which we believe facilitates the addition of new Web sites and features.
We are in the process of completing a re-architecture of our system based on distributed Service Oriented Architecture principles and built using the Microsoft.Net platform. This re-architecture includes changes to our server and network configurations, database schemas and deployment, web presentation methodologies and introduces a variety of new application services. We believe that this new architecture will enable us to more rapidly develop new capabilities and enhance our ability to scale our Web sites.
Our scalable email system runs on dedicated appliances with each server capable of sending approximately 2 million messages per hour. In addition to our email servers, we operate other Web and database servers, which are co-located at a data center facility in El Segundo, California that is operated by a third party. We plan to increase redundant hardware and software systems supporting our services within the next 12 months.
Intellectual Property
We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brands. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties.
Spark Networks, JDate, AmericanSingles and MatchNet are some of our trademarks in the United States and several other countries; we also have a number of other registered and unregistered trademarks. Our patent for Click! was granted in September 1999 and pertains to an automated process for confidentially determining whether people feel mutual attraction or have mutual interests. The patent describes the method and apparatus for the identification of a person’s level of attraction and the subsequent notification when the feeling or attraction is mutual.
Competition
We operate in a highly competitive environment with minimal barriers to entry. We believe that the primary competitive factors in creating a community on the Internet are functionality, brand recognition, critical mass of members, member affinity and loyalty, ease-of-use, quality of service and reliability. We compete with a number of large and small companies, including vertically integrated Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Yahoo! Personals, Match.com, a wholly-owned subsidiary of InterActiveCorp., and eHarmony, all of which operate primarily in North America. In addition, we face competition from social networking Web sites such as MySpace, a subsidiary of Intermix Media, Inc., and Friendster. There are also numerous other companies offering online personals services that compete with us, but are smaller than we are in terms of paying subscribers and annual revenue generation.
Employees
As of December 31, 2004, we had 169 full-time employees. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Facilities
We do not own any real property. Our headquarters are located in Beverly Hills, California, where we occupy approximately 26,500 square feet of office space that houses our technology department, customer service operations, and most of our corporate and administrative personnel. This lease expires on July 31, 2006. We also lease office space in Cupertino, California, Israel, England and Germany. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.
Legal Proceedings
Two separate yet similar class action complaints have been filed and are pending against our company. On June 21, 2002, Tatyana Fertelmeyster filed an Illinois class action complaint against our company in the Circuit Court of Cook County, Illinois, based on an alleged violation of the Illinois Dating Referral Services Act. In Jason Adelman v. MatchNet plc, Los Angeles Superior Court, Case No. BC 306167, the plaintiff filed a nationwide class action complaint against our company based on an alleged violation of California Civil Code section 1694 et seq., which regulates businesses that provide dating services. In each of these cases, the complaint included allegations that alleged that our company was a dating service and, as an alleged dating service, our company is required to provide language in our contracts that allows members to rescind their contracts within three days, that allows reimbursement of a portion of the contract price if the member dies during the term of the contract and/or that allows members to cancel their contracts in the event of disability or relocation. Causes of action include breach of applicable state and/or federal laws, fraudulent and deceptive business practices, breach of contract and unjust enrichment. The plaintiffs are seeking remedies including declaratory relief, restitution, actual damages although not quantified, treble damages and/or punitive damages and attorney’s fees and costs.
Huebner v. InterActiveCorp., Superior Court of the State of California, County of Los Angeles Case No. BC 305875, involves a similar action brought against InterActiveCorp’s Match.com that has been ruled related to Adelman, but the two cases have not been consolidated. Adelman and Huebner each seek to certify a nationwide class action based on their complaints. Because the cases are class actions, they have been assigned to the Los Angeles Superior Court Complex Litigation Program. The court has ordered a bifurcation of the liability issue, and a hearing will be scheduled to determine whether, as matter of law, the California Dating Services Act applies to our business. If the court determines that the Act is inapplicable, all further expenses associated with discovery and class certification can be avoided.
We have filed a motion for summary judgment and the court has certified an Illinois class in the case brought by Ms. Fertelmeyster. The purported class includes all of our members in Illinois for the five years preceding the filing of the action.
We believe that each of the plaintiffs purported class action lawsuits is without merit and we will defend against each of them vigorously. No assurance can be given, however, that these matters will be resolved in our favor.
On July 13, 2001, Liveworld, Inc. filed a complaint in the Santa Clara County Superior Court in California against our company and SocialNet, Inc. In February 2001, we purchased the outstanding shares of SocialNet pursuant to a share exchange agreement. The plaintiff contended that we assumed the obligations of SocialNet pursuant to a letter agreement to purchase $1.5 million of services from the plaintiff and that we failed to purchase the services and induced SocialNet to breach the letter agreement with the plaintiff. The complaint, as amended, alleged breach of contract, breach of implied covenant of good faith and fair dealing, quantum meruit, fraud, intentional interference with contract and fraudulent transfers. The plaintiff sought compensatory damages in the approximate amount of $1.1 million plus interest and punitive damages. In July 2002, we filed a cross-complaint for declaratory relief and rescission and, in November 2002 we filed a demurrer on the interference with contract claim, which was overruled. In September 2003, we moved for summary judgment, which was denied. The court had scheduled a trial date in March 2005, however in February 2005 we settled this litigation for $400,000, which was paid in March 2005.
We have additional existing legal claims and may encounter future legal claims in the normal course of business. In our opinion, the resolution of these additional existing legal claims are not expected to have a material impact on our financial position or results of operations.

MANAGEMENT
Executive Officers and Directors
As of March 2, 2005, our executive officers and directors are set forth below.

Name	Age	Position

David E. Siminoff	40	President, Chief Executive Officer and Director
Joe Y. Shapira	51	Executive Chairman of the Board
Michael Brown	39	Director
Martial Chaillet	58	Director
Benjamin Derhy	50	Director
Laura Lauder	44	Director
Scott Shleifer	27	Director
Gregory R. Liberman	32	General Counsel and Secretary
Philip Nelson	41	Chief Technology Officer
Mark Thompson	43	Chief Financial Officer
David E. Siminoff has served as our President and Chief Executive Officer since August 2004 and as a member of our Board of Directors since March 2004. From January 2003 to August 2004, Mr. Siminoff was involved with several start-up companies as an investor. From August 1994 to January 2003, Mr. Siminoff served as a Research Analyst and Portfolio Manager for Capital Research and Management Company, where he dealt primarily with Media and Internet technologies. In 1998 he was named “Best of the Buyside” by Institutional Investor Magazine. Prior to his work with Capital Research, Mr. Siminoff founded EastNet, a global syndicate barter company. Mr. Siminoff received both BA and MBA degrees from Stanford University and a Masters degree in Fine Arts from the University of Southern California film school.
Joe Y. Shapira has served as our Executive Chairman of the Board of Directors since February 2005. From February 2004 to February 2005, Mr. Shapira served as our Executive Co-Chairman of the Board of Directors. From our inception in September 1998 to February 2004, Mr. Shapira served as Chief Executive Officer and Chairman of the Board. He was a co-founder and director of NetCorp, the original developer and owner of JDate. In 1995, Mr. Shapira developed a concept for dating over the Internet and oversaw the software development, design and implementation of the business model of JDate.com. Previously, from 1991 until 1994, Mr. Shapira co-founded and served as a director and officer of Matrix Video Duplication Corporation, a publicly listed company on the Tel Aviv Stock Exchange. From 1987 until 1991, Mr. Shapira co-founded and served as a director and officer of Video Tape Industries, Inc. From 1983 to 1987, Mr. Shapira was a principal in Sha-Rub Investment Co., a Southern California real estate development company. Mr. Shapira graduated from the Ort Singlavosky Institution of Technology in Tel Aviv, Israel in 1972.
Michael A. Brown has served as a member of our Board of Directors since December 2004. Mr. Brown is a managing partner at government and public affairs consulting firm Alcalde & Fay, based in Washington, D.C. At Alcalde & Fay, Mr. Brown is focused on international trade, foreign relations, federal and state representation and public policy. In addition to serving on the Board of Directors of Spark Networks, Mr. Brown serves on the Board of Directors of Comcast of Washington, DC. Prior to joining the firm, he practiced law at Washington-based Patton Boggs LLP, where he concentrated on a range of municipal issues. Mr. Brown has twice been appointed as a member to the U.S. Presidential Delegations to Africa and serves as the president of the Ronald H. Brown Foundation, which seeks to carry on the work of Mr. Brown’s father, who was U.S. Secretary of Commerce under former President Bill Clinton. Mr. Brown earned a BA degree from Clark University and a JD from Widener University School of Law.

Martial Chaillet has served as a member of our Board of Directors since February 2005. Mr. Chaillet founded MediaWin & Partners in January 2003. MediaWin is a private investment firm that focuses primarily on investments in media and media-related companies. Prior to founding MediaWin, Mr. Chaillet served in a variety of roles at The Capital Group for thirty years, most recently as Senior Vice President and Global Portfolio Manager of Capital Research and Management, the mutual fund arm of the financial institution. In addition to serving on our Board of Directors, Mr. Chaillet sits on the Boards of Directors of Infosearch, Wisekey, Snap TV and Media Partners. Mr. Chaillet earned a degree in Econometrics from the University of Geneva and graduated, with honors, from the Swiss Technical School.
Benjamin Derhy has served as a member of our Board of Directors since October 2004. Over the last five years, Mr. Derhy has been a private investor and entrepreneur, focusing on Internet, consumer products and real estate sectors as well as start-up companies in Europe and Israel. His experience also includes working with American companies and their expansion internationally. Mr. Derhy co-founded Turbo Sportswear, a successful clothing manufacturer. Previously, he was controller at the Hebrew University in Jerusalem, responsible for annual budgets, financial planning and cost accounting. Mr. Derhy holds both BA and MBA degrees from the Hebrew University.
Laura Lauder has served as a member of our Board of Directors since January 2005. Mrs. Lauder has served as a General Partner at Lauder Partners, a Silicon Valley-based venture capital fund, for the past ten years. At Lauder Partners, Mrs. Lauder focuses primarily on Internet and cable-related investments. In addition to her work at Lauder Partners, Mrs. Lauder is involved in a variety of philanthropic initiatives, particularly in the Jewish community. In the past, she has served on the boards of numerous organizations, including the San Francisco Jewish Community Federation and its Endowment Committee, the Jewish Education Service of North America, the Jewish Funders Network, American Jewish World Service and the National Public Radio Foundation. In 2004, Mrs. Lauder was named one of “10 Women to Watch” by Jewish Woman magazine. Mrs. Lauder earned a BA in International Relations from the University of North Carolina — Chapel Hill and the Universidad de Sevilla, Spain.
Scott L. Shleifer has served as a member of our Board of Directors since December 2004. Mr. Shleifer joined Tiger Technology Management, L.L.C. in July 2002. Tiger Technology is an equity investment firm currently managing approximately $1 billion. Mr. Shleifer is a Managing Director focusing primarily on investments in the Internet, for-profit education, and business services sectors. In addition to serving on the Board of Directors of Spark Networks, Mr. Shleifer sits on the Board of Directors of PRC.EDU, the largest online, for-profit education company in China. Prior to joining Tiger Technology, Mr. Shleifer was a private equity investor at The Blackstone Group from July 1999 to June 2002. He received a BS in Economics from the Wharton School at the University of Pennsylvania, where he graduated magna cum laude.
Gregory R. Liberman has served as our General Counsel since October 2004 and Secretary since January 2005. From January 2004 to May 2004 Mr. Liberman served as General Counsel and Corporate Secretary of CytRx Corporation, a publicly-traded biotechnology company based in Los Angeles. During his tenure there, Mr. Liberman oversaw legal affairs, policy and strategy for the company. From January 2002 to December 2003, Mr. Liberman served as an independent strategic consultant. Immediately prior to that consulting work, from September 2001 to November 2001, he completed the Program for Management Development at Harvard Business School. From March 1999 to August 2001, Mr. Liberman served in a variety of senior legal and corporate development roles at telecommunications firm Global Crossing and Internet infrastructure providers GlobalCenter (then, a subsidiary of Global Crossing) and Exodus Communications. Mr. Liberman joined Exodus, where he ultimately served as Vice President, Legal & Corporate Affairs, after playing a significant role in Global Crossing’s sale of GlobalCenter to Exodus. Immediately prior to Exodus’ acquisition of GlobalCenter, Mr. Liberman served as GlobalCenter’s Vice President, Corporate Development and Associate General Counsel. While at Global Crossing, Mr. Liberman served as Director, Business

Development Counsel. Mr. Liberman earned a JD, with Honors, from The Law School at the University of Chicago and an AB, with University Distinction and Honors in Economics, from Stanford University. In addition, as mentioned above, Mr. Liberman completed the Program for Management Development at Harvard Business School.
Philip Nelson has served as our Chief Technology Officer since October 2004. Previously, Mr. Nelson was Entrepreneur in Residence at Accel Partners, a Silicon Valley venture capital firm from June 2003 to October 2004. In May 2001, Mr. Nelson founded and became the CEO of Anteros, which offers innovative integration technology to connect personal productivity tools to enterprise applications. From January 1998 to May 2001 he was technical co-founder of Impresse Corp, a provider of hosted marketing collaboration and spend management solutions. At Impresse, he served in a technical and customer facing role. Earlier in his career, Mr. Nelson held a role similar to the one at Impresse with Verity, corp. He was also a software engineer with Advanced Decision Systems, and won awards for his work at Harvard Medical School improving the design of artificial hip and knee implants. Mr. Nelson holds an SB from MIT in computer science.
Mark Thompson has served as our Chief Financial Officer since October 2004. He brings 16 years of financial management and capital markets experience to his current role. From December 2002 to September 2004 Mr. Thompson served as CFO of Pay By Touch, the leading provider of biometric payment authentication and payment processing services. From August 2001 to October 2002 Mr. Thompson was CFO of Vectiv and from July 1999 to July 2001 he was CFO of MarketTools, a provider of online marketing research. Previously, he was Corporate Treasurer of PeopleSoft and Assistant Treasurer of Chiron. Mr. Thompson also held senior positions in finance and engineering at Chevron. He holds a BS degree in electrical engineering from Texas A&M University and an MBA from The Haas School of Business at The University of California at Berkeley.
There are no family relationships among any of our executive officers or directors.
Compensation of Directors
We pay non-employee directors an annual compensation of $30,000 for their services, except Scott Shleifer who does not receive compensation as a director. In addition, non-employee directors receive a fee of $1,000 for each board and committee meeting attended in person and $500 for each such meeting attended by phone. Non-employee directors are also reimbursed for reasonable costs and expenses that are approved and incurred in the performance of their duties. Officers of our company who are members of the Board of Directors are not paid any directors’ fees. Directors are eligible to receive, from time to time, grants of options to purchase shares under our 2004 Share Option Scheme as determined by the Board of Directors. In 2004, we granted options to purchase 80,000 ordinary shares, which vest over a four-year period, to Michael Brown and Benjamin Derhy, and in February 2005 we made a similar grant of options to purchase 80,000 ordinary shares to Laura Lauder and Martial Chaillet.
Election of Directors
Our Articles of Association provide that all directors appointed by the Board since the last annual general meeting are subject to election by shareholders at the first annual general meeting following their appointment. Our Articles of Association also provide that the re-election of our Board of Directors shall be performed through a “retirement by rotation” system. At each annual general meeting one-third, or the number nearest to but not exceeding one-third, of our Board of Directors shall “retire” from office by rotation. Any retiring director shall be eligible for re-election. Our directors who retire by rotation include (1) any director who wishes to retire and not to offer himself for re-election and (2) any further directors who retire by rotation are those who have been longest in office since their last election or re-election. Where two or more persons became or were re-elected as directors on the same day, those to retire, unless they otherwise agree among themselves, are determined by lot.
Board Committees
Audit Committee. The audit committee consists of Martial Chaillet, Michael Brown and Benjamin Derhy, each of whom are independent directors. Mr. Chaillet, Chairman of the audit committee, is an “audit committee financial expert” as defined under Item 401(h) of Regulation S-K. The purpose of the audit committee is to represent and assist our Board of Directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The audit committee’s responsibilities include:

•	The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•	Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.
Compensation Committee. The compensation committee consists of Scott Shleifer, Benjamin Derhy and Laura Lauder, each of whom are independent directors. Mr. Shleifer is the Chairman of the compensation committee. The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our share option schemes, including the approval of grants under such schemes to our employees, consultants and directors. The compensation committee also reviews and determines compensation of our executive officers, including our Chief Executive Officer.
Nominating Committee. The nominating committee consists of Michael Brown, Martial Chaillet and Laura Lauder, each of whom are independent directors. Mr. Brown is the Chairman of the nominating committee. The nominating committee assists in the selection of director nominees, approves director nominations to be presented for shareholder approval at our annual general meeting and fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.
Compensation Committee Interlocks and Insider Participation
To date, we have not had a compensation committee or other Board committee performing equivalent functions. All members of our Board of Directors, some of whom were executive officers, participated in deliberations concerning executive officer compensation. No interlocking relationship exists between our Board of Directors and the board of directors or compensation committee of any other company.
Summary Executive Compensation Table
The following table sets forth information concerning the annual and long-term compensation earned by our Chief Executive Officer and each of the other executive officers who served during the year ended December 31, 2004, and whose annual salary and bonus during the fiscal years ended December 31, 2002, 2003 and 2004 exceeded $100,000 (the “Named Executive Officers”).

					Long-Term
					Compensation
		Annual Compensation
					Securities
				Other Annual	Underlying		All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(6)	Options		Compensation

David E. Siminoff(1)	2004	$164,701	$—	$—	1,275,000		$800	(7)
President and Chief
Executive Officer
Todd Tappin(2)	2004	185,261	—	—	1,200,000	(2)	112,891	(8)
Former President and Chief
Executive Officer
Joe Y. Shapira(3)	2004	370,207	—	20,000	—		12,645	(7)
Executive Chairman	2003	528,000	1,372,000	20,000	—		14,000	(7)
of the Board	2002	480,000	375,000	20,000	2,000,000		11,000	(7)
Alon Carmel(4)	2004	373,207	—	20,000	—		12,121	(7)
Former Executive	2003	528,000	1,372,000	20,000	—		12,000	(7)
Co-Chairman of the	2002	480,000	375,000	20,000	2,000,000		11,000	(7)
Board
Michael Riddell	2004	184,207	—	—	25,000		8,105	(7)
Executive Vice President,	2003	180,000	25,000	—	—		12,000	(7)
New Product Development	2002	113,000	6,000	—	250,000		4,800	(7)
Peter Voutov(5)	2004	235,138	2,000	—	—		39,497	(9)
Former Chief	2003	233,000	11,000	—	—		12,000	(7)
Technology Officer	2002	214,000	—	—	100,000		11,000	(7)

(1)	Mr. Siminoff became our President and Chief Executive Officer in August 2004 and has served on the Board of Directors since March 2004.
(2)	Mr. Tappin resigned as our President and Chief Executive Officer in August 2004, a position he held since February 2004. Upon his resignation, Mr. Tappin forfeited all of his unvested options. Prior to this forfeiture, 218,281 of his options had vested.
(3)	Mr. Shapira served as our Chief Executive Officer in 2004, 2003 and 2002 and until he became Executive Co-Chairman in February 2004. Mr. Shapira became sole Executive Chairman in February 2005.
(4)	Mr. Carmel served as our President in 2003, 2002 and 2001 and became Executive Co-Chairman in February 2004. Mr. Carmel resigned as Executive Co-Chairman in February 2005.
(5)	Mr. Voutov resigned as our Chief Technology Officer in October 2004.
(6)	Represents an annual automobile allowance.
(7)	Represents the amount of our annual matching contribution to each individual’s 401(k) account.
(8)	Consists of $106,591 in severance and $6,300 in annual matching contribution to Mr. Tappin’s 401(k) account.
(9)	Consists of $31,250 in severance and $8,247 in annual matching contribution to Mr. Voutov’s 401(k) account.
Employment Agreements
We hired David E. Siminoff as our President and Chief Executive Officer in August 2004 at an annual salary of $480,000. In addition, we granted Mr. Siminoff options to purchase 1,250,000 ordinary shares at a per share exercise price of $4.24. Of these options, 156,250 vested and became exercisable on February 12, 2005, and 156,250 options vest on August 12, 2005 and 312,500 vest each of the three 12-month periods thereafter. If Mr. Siminoff is terminated, including voluntary termination, within six months after a change of control, which is defined in Mr. Siminoff’s employment agreement as an acquisition of more than 45% of our then outstanding shares, or other acquisition of effective control of our company, all of his options will vest immediately. If Mr. Siminoff is terminated without cause or if he terminates his employment with us for good reason, a portion of his unvested options will be accelerated and he will also be entitled to severance pay for a period of nine months following such termination. In August 2004, Mr. Siminoff also agreed to continue to serve as a member of our Board of Directors. For his services as director, Mr. Siminoff received options to purchase 25,000 ordinary shares at a per share exercise price of $9.55, all of which are currently vested.
Pursuant to the offer letter and executive employment agreement with Mark Thompson, we hired Mr. Thompson as our Chief Financial Officer in October 2004 at an annual salary of $200,000 and upon a successful listing of our shares or a derivative security of our shares on a national exchange or the Nasdaq National Market in the United States, we will pay him a bonus of $80,000. In addition, we granted Mr. Thompson options to purchase 250,000 ordinary shares at a per share exercise price of $6.69. Those options will vest at a rate of 12,500 shares per quarter for quarterly periods commencing three months after the date his employment commenced; provided, however, that options to purchase 50,000 of those shares will accelerate upon a successful listing of our shares or a derivative security of our shares on a national exchange or the Nasdaq National Market in the United States. In addition, all of the options will accelerate upon a change of control of our company, which is defined in Mr. Thompson’s employment agreement as the acquisition of more than 50% of our outstanding shares.
We hired Philip Nelson as our Chief Technology Officer in October 2004 at an annual salary of $250,000. In addition, we granted Mr. Nelson options to purchase 250,000 ordinary shares at a per share exercise price of $6.69. Mr. Nelson’s options will vest at a rate of 15,625 shares per quarter, with the first vesting date occurring in January 2005. In addition, all unvested options will become vested upon a change of control of our company, which is defined in Mr. Nelson’s employment agreement as the acquisition of more than 50% of our outstanding shares.
Pursuant to the Executive Employment Agreement with Joe Y. Shapira, effective March 1, 2005, Mr. Shapira serves as the Executive Chairman of our Board of Directors at an annual salary of $350,000. In addition, pursuant to the employment agreement, we granted Mr. Shapira options to purchase 250,000 ordinary shares at a per share exercise price of $10.50. The options vest at a rate of 31,250 shares per quarter commencing June 1, 2005. All unvested options will become vested upon a change in control of our company, which is defined in Mr. Shapira’s employment agreement as the acquisition of more than 50% of our outstanding shares. In addition, for his prior services as Chief Executive Officer, Mr. Shapira holds options to purchase 2,000,000 ordinary shares at a per share exercise price of $2.28, all of which are currently vested.
Options Granted in the Year Ended December 31, 2004
The following table sets forth information concerning individual grants of stock options in 2004 to the Named Executive Officers:

	Individual Grants						Potential Realizable
							Value at Assumed
	Number of						Annual Rates of Stock
	Securities		Percent of				Price Appreciation
	Underlying		Total Options	Exercise or			for Option Term(4)
	Options		Granted to	Base Price	Expiration
Name	Granted		Employees(2)	Per Share(3)	Date		5%		10%

David E. Siminoff	300,000	(1)	5.8%	$9.55	03/15/09		$791,547		$1,749,111
	1,250,000		24.3	4.24	08/12/09		773,588		1,709,428
Todd Tappin	1,200,000	(5)	23.3	7.09	02/19/05	(6)	2,350,604	(7)	5,194,219	(7)
Joe Y. Shapira	—		—	—	—		—		—
Alon Carmel	—		—	—	—		—		—
Michael Riddell	25,000		0.5	9.34	07/08/09		64,512		142,554
Peter Voutov	—		—	—	—		—		—
Footnotes on following page.

(1)	Mr. Siminoff originally received options to purchase 300,000 ordinary shares and this grant was subsequently reduced to 25,000 ordinary shares by amendment when Mr. Siminoff became our President and Chief Executive Officer in August 2004.
(2)	The total number of options granted to our employees, excluding 160,000 shares underlying options granted to non-employee directors, during 2004 was 5,141,500 shares underlying options.
(3)	The exercise price per share of options granted represents the fair market value of the underlying shares on the date the options were granted.
(4)	In order to comply with the rules of the SEC, we are including the gains or “option spreads” that would exist for the respective options we granted to the Named Executive Officers. We calculated these gains by assuming an annual compound stock price appreciation of 5% and 10% from the date of the option grant until the termination date of the option. These gains do not represent our estimate or projection of the future price of the ordinary shares.
(5)	Upon his resignation as our President and Chief Executive Officer in August 2004, Mr. Tappin forfeited all of his unvested options. Prior to this forfeiture, 218,181 of his options had vested.
(6)	The option term of Mr. Tappin’s options accelerated upon his resignation as our President and Chief Executive Officer in August 2004.
(7)	Based on the original option term of five years.
Options Exercises and Options Values for Year Ended December 31, 2004
The following table sets forth information concerning option exercises in 2004 and option values as of December 31, 2004 to the Named Executive Officers:

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired		Options at Fiscal Year-End		at Fiscal Year-End(3)
	on	Value
Name	Exercise(1)	Realized(2)	Exercisable	Un-exercisable	Exercisable	Un-exercisable

David E. Siminoff	—	—	25,000	1,250,000	$—	$5,904,940
Todd Tappin	—	—	218,181	—	413,452	—
Joe Y. Shapira	400,000	2,083,746	2,500,000	—	17,068,492	—
Alon Carmel	900,000	3,759,942	2,000,000	—	13,346,180	—
Michael Riddell	120,000	888,290	126,428	25,000	830,217	—
Peter Voutov	109,000	591,250	41,000	—	307,449	—

(1)	Shares acquired on exercise includes all shares underlying the share option or portion of the option exercised, without deducting shares held to satisfy tax obligations, if any, sold to pay the exercise price or otherwise disposed of.
(2)	The value realized of exercised options is the product of (a) the excess of the per share fair market value of the ordinary share on the date of exercise over the per share option exercise price and (b) the number of shares acquired upon exercise.
(3)	The value of unexercised “in-the-money” options is based on a price per share of $8.93, which was the price of a share as quoted on the Frankfurt Stock Exchange at the close of business on December 31, 2004, minus the exercise price, multiplied by the number of shares underlying the option.
Benefit Plans
2004 Share Option Scheme
Our 2004 Share Option Scheme (“2004 Option Scheme”) provides us the ability to grant share options to employees, consultants and directors, and is administered by our Board of Directors, which determines the option grant date, option price and vesting schedule of each option in accordance with the terms of our 2004 Option Scheme. Although our Board of Directors determines the exercise prices of options granted under the 2004 Option Scheme, the exercise price per share may not be less than 85% of the “fair market value,” as defined in the 2004 Option Scheme, on the date of grant. Options granted under the 2004 Option Scheme vest and terminate over various periods at the discretion of our Board of Directors, but subject to the terms of the 2004 Option Scheme. Moreover, the exercise of options may be made subject to such performance or other conditions as our Board of Directors may determine. Options granted under the 2004 Option Scheme are personal to the option holder to whom they are granted and no transfer or assignment is permitted, other than a transfer to the option holder’s personal representatives on death.

Our 2004 Option Scheme terminates on September 20, 2014, unless our Board of Directors terminates it earlier. Nevertheless, options granted under the 2004 Option Scheme may extend beyond the date of termination. Our Board of Directors has the discretion, subject to certain limitations set forth in the 2004 Option Scheme, to determine different exercise and lapse provisions. If a third party makes an offer to all shareholders to acquire all or a majority of our issued and outstanding shares, other than those shares which are already owned by the offeror, an option holder under the 2004 Option Scheme may exercise any of his or her options at any time within six months of the offeror obtaining control of us; provided, however that the options do not lapse pursuant to a separate provision under the 2004 Option Scheme prior to exercise. If an effective resolution in general meeting for our voluntary winding-up is passed before the date on which an option lapses, such an outstanding option then becomes exercisable for a period of three months after such resolution becomes effective. However, no exercise of an option is permitted at any time after the option has lapsed under a separate provision of the 2004 Option Scheme. At the end of the three month period all options will lapse.
In addition to the terms described above, options granted to employees and service providers of our Israeli subsidiary who are resident in Israel are also subject to the Sub-Plan for Israeli Employees and Service Providers. The Sub-Plan, which incorporates the 2004 Plan by reference, provides additional rules applicable to options granted to those Israeli Employees and Service Providers, as defined by the Sub-Plan.
As of December 31, 2004, 1,497,000 share options were outstanding under the 2004 Option Scheme at prices ranging from $6.69 to $8.87 per share.
2000 Share Option Scheme
Under the terms of our 2000 Executive Share Option Scheme (“2000 Option Scheme”), our Board of Directors was able to grant options, in their discretion, to our employees, directors and consultants. The Board of Directors determined the option price, vesting schedule and termination provisions of each option, subject to certain limitations contained in the 2000 Option Scheme. In September 2004, our Board of Directors resolved to cease granting options under the 2000 Option Scheme although, pursuant to the provisions of the 2000 Option Scheme, all outstanding options previously granted under the 2000 Option Scheme continue in full force and effect. Our Board of Directors intends to use our 2004 Option Scheme to grant options to employees, consultants and directors in the future.
As of December 31, 2004, 7,499,759 share options were outstanding under the 2000 Option Scheme at prices ranging from $0.96 to $12.01 per share.
Employee Benefit Plan
We have a defined contribution plan under Section 401(k) of the U.S. Internal Revenue Code covering all full-time employees, and providing for matching contributions by us, as defined in the plan. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds, or cash instruments. Contributions made by us to the plan for the years ended December 31, 2002, 2003 and 2004 were approximately $88,000, $110,000 and $184,000, respectively.
Indemnification of Directors and Officers and Limitation of Liability
Pursuant to Article 147 of our company’s Articles of Association, every person who is a director or officer of our company may be indemnified out of our funds for all costs, charges, losses, expenses and liabilities incurred in the actual or purported execution and/or discharge of such person’s duties and/or the exercise or purported exercise of such person’s powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity includes indemnification for any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of our company and in which judgment is given in his favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.
Under Section 310 of the Companies Act 1985, as amended, we may not currently indemnify an officer or director against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to our company, except that under Section 310(3) of the Companies Act 1985, we are not prevented, inter alia, (1) from purchasing and maintaining for any such officer insurance against any such liability, or (2) from indemnifying an officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or he is acquitted, or in connection with certain applications in which relief is granted to him by the court.
An amendment to the Companies Act 1985 will take effect April 6, 2005 and will provide certain relaxations of the restrictions described in the previous paragraph. These changes will allow our company to:

•	Indemnify directors in respect of proceedings brought by third parties (covering both legal costs and the financial costs of any adverse judgment, except for the legal costs of unsuccessful defenses of criminal proceedings, fines imposed in criminal proceedings and penalties imposed by certain regulatory bodies);

•	Pay directors’ defense costs as they are incurred, including if the action is brought by the company itself. A director in this situation would still be liable to pay any damages awarded to our company and to repay his defense costs to the company if his defense were unsuccessful, other than where the company chooses to indemnify him in respect of legal costs incurred in certain types of civil third party proceedings; and

•	Indemnify our officers who are not directors without many of the restrictions that apply to indemnification of directors.
We will be required to disclose such indemnities in our annual directors’ report which is publicly filed with the Registrar of Companies for England and Wales. Shareholders will also be able to inspect any relevant indemnification agreement.
We intend to enter into indemnification agreements with our directors and executive officers which will require us to indemnify them from and against all liabilities, costs, including legal costs, claims, actions, proceedings, demands, expenses and damages arising in connection with the performance by them of their respective duties to the fullest extent permitted by our Memorandum and Articles of Association and applicable law, each as modified from time to time. We may ask our shareholders to approve an amendment to our Articles of Association to reflect the Companies Act 1985 amendment referred to above relating to indemnification of directors and officers which takes effect on April 6, 2005.
We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses our company for those losses for which we have lawfully indemnified our directors and officers. The policy contains various exclusions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Advances to Executives
Pursuant to then-existing compensation arrangements, we made advances to two executive employees, Joe Y. Shapira and Alon Carmel, of approximately $700,000 each as payments under guaranteed compensation arrangements as of December 31, 2002. During 2003, our Board of Directors declared the guarantees to have been earned during the year and the receivable was charged against operating results. As of December 31, 2003, Joe Y. Shapira was our Chief Executive Officer and is currently our Executive Chairman of the Board. Alon Carmel was our President as of December 31, 2003 and is no longer employed by our company.
Remote Concepts LLC
In 2003, we entered into a verbal marketing arrangement with Remote Concepts LLC, an entity owned 32.5% by each of Joe Y. Shapira and Alon Carmel. Remote Concepts LLC has developed a table top wireless paging system for use by patrons at restaurants. Further to the verbal arrangement, we expensed approximately $120,000 paid to Remote Concepts LLC for ad placement on these systems.
Severance of Former General Counsel
In 2004, Adam Kravitz resigned as our General Counsel. In connection with his resignation and further to the terms of his employment agreement, we paid Mr. Kravitz as severance an aggregate of approximately $2.4 million. Mr. Kravitz resigned from our Board of Directors in June 2004.
Efficient Frontier
In 2004, we entered into an agreement with Efficient Frontier, a provider of online marketing optimization services to procure and manage a portion of our online paid search and keyword procurement efforts. The Chief Executive Officer of Efficient Frontier is Ms. Ellen Siminoff, who is the wife of our Chief Executive Officer, David E. Siminoff. We paid approximately $61,000 to Efficient Frontier in 2004. We have a contract with Efficient Frontier that calls for minimum payments of $6,000 per month through July 2005.
Yobon, Inc.
In 2004, we invested $250,000 in Yobon, Inc., a provider of web toolbar technology. The investment was in the form of convertible debt, which will convert into equity upon Yobon’s completion of an equity financing, if such equity financing is completed within certain timeframes. Our Chief Technology Officer, Phil Nelson, is the Chairman of Yobon.
Other Relationships
Several relatives of each of Joe Y. Shapira, our Executive Chairman of the Board, and Alon Carmel, our former Co-Executive Chairman of the Board, hold non-executive positions with our company and MatchNet Israel.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, as of January 31, 2005, for:

•	each person or entity who we know beneficially owns more than 5% of our ordinary shares;

•	each Named Executive Officer and each director; and

•	all of our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by him. The number of shares of ordinary shares outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes ordinary shares underlying options or a warrant held by the person or entity that are exercisable within 60 days of January 31, 2005, but excludes ordinary shares underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 24,816,101 ordinary shares outstanding as of January 31, 2005. Unless otherwise indicated, the address of each beneficial owner is c/o: Spark Networks plc, 8383 Wilshire Blvd., Suite 800, Beverly Hills, California 90211.

				Ordinary Shares
	Ordinary Shares Beneficially			Beneficially Owned After
	Owned Prior to the Offering			the Offering

	Number of	Percentage	Shares Offered	Number of	Percentage
Name of Beneficial Owner	Shares	of Shares	Hereby	Shares	of Shares

5% stockholders:
Tiger Technology Management, L.L.C. (1)	6,631,085	26.7%				%
Capital Research and Management Company(2)	2,165,411	8.7
Criterion Capital Management(3)	2,110,356	8.5
Named Executive Officers and Directors:
David E. Siminoff(4)	593,250	2.4
Todd Tappin(5)	42,681	*
Joe Shapira(6)	4,562,639	16.7
Alon Carmel(7)	5,231,848	19.5
Michael Riddell(5)	126,428	*
Peter Voutov	—	*
Scott Shleifer(8)	—	*
Michael Brown(5)	5,000	*
Benjamin Derhy(5)	5,000	*
Laura Lauder	—	*
Martial Chaillet	120,000	*
All directors and executives as a group (11 persons)(9)	10,552,112	35.7

*	Less than 1%.
Footnotes on following page.

(1)	Consists of 5,284,557 shares held by Tiger Technology, L.P.; 1,212,506 shares held by Tiger Technology, Ltd.; and 134,022 shares held by Tiger Technology II, L.P. Each entity has sole voting power over the shares it holds; Tiger Technology Management, L.L.C. is the investment manager of Tiger Technology, L.P., Tiger Technology, Ltd. and Tiger Technology II, L.P. and it has shared investment power over the 6,631,085 shares; Charles P. Coleman III is the sole managing member of the Tiger Technology Management, L.L.C. Tiger Technology Performance, L.L.C. is the sole general partner of Tiger Technology, L.P.; Charles P. Coleman III is the sole managing member of the general partner of Tiger Technology, L.P.; Tiger Technology Performance, L.L.C. is the sole general partner of Tiger Technology II, L.P.; Charles P. Coleman III is the sole managing member of Tiger Technology II, L.P. The address for Tiger Technology Management, L.L.C., Tiger Technology, L.P. and Tiger Technology II, L.P. is 101 Park Avenue, 48th Floor, New York, New York 10178. The address for Tiger Technology, Ltd. is c/o Ironshore Corporate Services Limited, Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands.
(2)	Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,165,411 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Research and Management Company has sole dispositive power over these shares. Included in the holdings of Capital Research and Management Company is the holding of SmallCap World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company. SmallCap World Fund, Inc. is the beneficial owner of 1,663,200 shares, of which it has sole voting power. The address for both entities is 333 South Hope Street, Los Angeles, California 90071.
(3)	Criterion Capital purchased shares on the open market with no special arrangements with the company.
(4)	Includes 181,250 shares issuable upon exercise of share options exercisable within 60 days of January 31, 2005.
(5)	Represents shares issuable upon exercise of share options exercisable within 60 days of January 31, 2005.
(6)	Includes (i) 2,500,000 shares issuable upon exercise of share options exercisable within 60 days of January 31, 2005, (ii) 1,062,415 shares held by the Joe Shapira Family Trust of which Mr. Shapira is trustee, (iii) 550,000 shares held by the Shapira Children’s Trust of which Mr. Shapira is trustee, and (iv) 12,000 shares, of which he disclaims beneficial ownership, except to the extent of his pecuniary interest, held by a custodian for Mr. Shapira’s children.
(7)	Includes (i) 2,000,000 shares issuable upon exercise of share options exercisable within 60 days of January 31, 2005, and (ii) 8,000 shares held by his spouse.
(8)	Excludes 5,284,557 shares held by Tiger Technology, L.P. and 134,022 shares held by Tiger Technology II, L.P., of which Scott Shleifer is a limited partner. Mr. Shleifer holds the position of Managing Director at Tiger Technology Management, L.L.C.
(9)	Shares beneficially owned by all executive officers and directors as a group include options to purchase 4,725,625 shares of which are currently exercisable or exercisable within 60 days of January 31, 2005.

DESCRIPTION OF SHARE CAPITAL
Description of Ordinary Shares
We are providing you with a summary description of our ordinary shares and the material rights of holders of our ordinary shares. Please remember that summaries by their nature lack the precision of the information summarized and that a person’s rights and obligations as a holder of our ordinary shares will be determined by reference to our Memorandum and Articles of Association and applicable English law, each as modified from time to time, and not by this summary. We urge you to review our Memorandum and Articles of Association in their entirety and to seek appropriate professional advice regarding their interpretation and applicable English law.
General
Our authorized share capital is £800,000 divided into 80,000,000 ordinary shares of £0.01 each. Set forth below is information concerning the share capital and related summary information concerning the material provisions of our Memorandum and Articles of Association, or Memorandum and Articles, and applicable English company law.
Voting rights
Every holder of ordinary shares who, being an individual, is present in person or by proxy or, being a corporation, has an authorized representative present who is not himself a shareholder, at a general meeting has one vote on a show of hands. Proxies voting on a show of hands do not have more than one vote each, even if they hold a number of proxies or are shareholders themselves. On a poll, every holder of ordinary shares present in person, by its authorized representative or by proxy has one vote for each share held. Voting at a general meeting is by a show of hands unless a poll is demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	not less than three shareholders present at the meeting in person, by proxy or represented by an authorized representative and entitled to vote;

•	any shareholder or shareholders present at the meeting in person, by proxy or represented by an authorized representative and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

•	any shareholder or shareholders present in person, by proxy or represented by an authorized representative and holding a number of ordinary shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all of the shares conferring that right.
Where a poll is not demanded, the interests of beneficial owners of ordinary shares who hold through a nominee may not be reflected in votes cast on a show of hands if that nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds the shares as nominee. Since, under English law, voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll.
Unless otherwise required by law or the Memorandum and Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution, for example, a resolution for the appointment of directors, the declaration of a final dividend, the appointment of the auditors, the increase of authorized share capital or grant of authority to allot shares, requires the affirmative vote of a majority of the shareholders (a) present in person or by an authorized representative or by proxy, excluding the chairman of the meeting in his role as proxy, in the case of a vote by show of hands or (b) present in person, by an authorized representative or by proxy and holding shares conferring in the aggregate a majority of the votes actually cast on the ordinary resolution, in the case of a vote by poll. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote. A special resolution, for example, a resolution amending the Memorandum and Articles, changing the name of our company or waiving statutory pre-emption rights on the issue of shares for cash, or an extraordinary resolution, for example, modifying the rights of any class of shares at a meeting of the holders of such class or relating to matters concerning the liquidation of our company, requires the affirmative vote of not less than three-quarters of shareholders present in person, represented by an authorized representative or by proxy and holding shares conferring in aggregate at least three-quarters of the votes actually cast on the resolution, on a vote by poll.
Unless our Board of Directors determines otherwise, no shareholder is entitled to vote in respect of any share held by him either personally or by proxy or to exercise any other right conferred by membership in relation to any shareholders’ meetings, if any sum is payable by him to us in respect of that share.
Dividends
The payment of final dividends with respect to any financial year must be recommended by our Board of Directors and approved by the shareholders by ordinary resolution, provided that no such dividend shall exceed the amount recommended by our Board of Directors. If, in the opinion of our Board of Directors, our financial position justifies such payments, the Board of Directors may also from time to time pay interim dividends of amounts, on dates and in respect of periods as they think fit.
No dividend can be paid other than out of profits available for distribution under the provisions of the Companies Act 1985, as amended, and accounting principles generally accepted in the United Kingdom, which differ in some respects from U.S. GAAP. In addition, as a public limited company, we may make a distribution only if and to the extent that, at the time of distribution and following the distribution, the amount of our net assets is not less than the aggregate of the called-up share capital and undistributable reserves (as such terms are defined in the Companies Act 1985) and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. No dividend or other moneys payable on or in respect of a share shall bear interest as against us unless otherwise provided by the rights attached to the share. Any dividend unclaimed after a period of 12 years from the date on which it was declared or became due for payment will be forfeited and will revert to us.
Winding up
If our company is wound up, the liquidator may, pursuant to the authority given by an extraordinary resolution of our company and any other sanction required by English statutory law, divide among the members, in specie or in kind, the whole or any part of our assets and, for that purpose, value any assets as he deems fair and determine how the division is carried out among shareholders or different classes of shareholders. No shareholder will be compelled to accept any shares or other property in respect of which there is a liability. Distributions to shareholders on a winding up are only usually made after the settlement of claims of the various classes of creditor and subject to applicable company and insolvency laws. Early distributions can be made subject to shareholders providing appropriate forms of indemnity. Where a distribution is proposed to be made to a particular class of shareholders on a winding up, such a distribution is usually made pro rata to their holdings of shares in the company.
Shareholder Derivative Suits
Under English law, our shareholders generally have no right to sue on our behalf. When a wrong has been done to or against us, we are usually the proper plaintiff. There are exceptions including in the case of fraud on minority shareholders, the case of a breach of a duty owed personally to a shareholder where that shareholder has suffered personal loss separate and distinct from any loss suffered by the company and when the act complained of is illegal or ultra vires. English law permits an individual shareholder of ours to apply for a court order when our affairs are being or have been conducted in a manner unfairly prejudicial to the interests of one or more of our shareholders or when any actual or proposed act or omission by us is or would be prejudicial. When granting relief, a court has wide discretion and may authorize civil proceedings to be brought on our behalf by a shareholder on such terms as the court may direct.
Issues of shares and pre-emption rights
The directors of English companies may only allot shares and disapply statutory pre-emption rights if authorized by the shareholders. The current authority for this purpose expires on December 10, 2009 but we may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and our Board of Directors may allot equity securities pursuant to any such offer or agreement as if the authority had not expired.
Transfer of shares
Any holder of shares in a certified form may transfer in writing all, or any, of its shares in any usual or common form or in any other form which our Board of Directors may approve. The instrument of transfer of a share must be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares concerned until the name of the transferee is entered in our register of shareholders. The transfer of uncertificated shares may be made in accordance with and be subject to the Uncertificated Securities Regulations 1995.
Our Board of Directors may, in their absolute discretion and without assigning any reason, refuse to register any transfer of shares, not being fully paid shares. Our Board of Directors may also refuse to register an allotment or transfer shares, whether fully paid or not, to more than four persons jointly.
Our Board of Directors may decline to recognize any instrument of transfer unless it is in respect of only one class of shares and is lodged, duly stamped if required, at the Registrar’s Office accompanied by the relevant share certificate(s) together with such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. In the case of a transfer by a recognized clearing house or a nominee of a recognized clearing house or of a recognized investment exchange, the lodgment of share certificates is only necessary if and to the extent that certificates have been issued in respect of the shares in question.
Disclosure of transactions of ownership
The Companies Act 1985 provides that a person, including a company and other legal entities, that acquires any interest of 3% or more of any class of our “relevant share capital,” which includes ADSs and GDSs representing shares, is required to notify us in writing of its interest within two days following the day on which the obligation arises. Relevant share capital, for these purposes, means our issued share capital carrying the right to vote in all circumstances at a general meeting. After the 3% level is exceeded, similar notifications must be made where the interest falls below the 3% level or otherwise in respect of increases or decreases of a whole percentage point.
For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

•	in which a spouse, or child or stepchild under the age of 18, is interested;

•	in which a company is interested, which includes interests held by other companies over which that company has effective voting power, and either (a) that company or its directors generally act in accordance with that person’s directions or instructions or

(b) that person controls one-third or more of the voting power of that company at general meetings; or

•	in which another party is “interested” and the person and that other party are parties to an agreement under section 204 of the Companies Act 1985. Such an agreement is one which provides for two or more parties to acquire interests in shares of a particular public company and imposes obligations or restrictions on any of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement, if any interest in the company’s shares is in fact acquired by any of the parties pursuant to the agreement.

Some non-“material” interests may be disregarded for the purposes of calculating the 3% threshold, but the obligation of disclosure will still apply where such interests exceed 10% or more of any class of our relevant share capital and to increases or decreases through a whole percentage point.
In addition, pursuant to section 212 of the Companies Act 1985, we may, as a public company and by written notice, require a person whom we know or have reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in our “relevant share capital” to confirm that fact or to indicate whether or not that is the case.
Where a person holds or during the previous three years had held an interest in the shares, that person must give any further information that may be required relating to this interest and any other interest in the shares of which this person is aware.
Where we serve a notice under the foregoing provisions on a person who is or was interested in the shares and that person fails to give us any information required by the notice within the time specified in the notice, we may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer, the exercise of voting rights, the taking up of rights and, other than during a liquidation, payments in respect of those shares.
A person who fails to fulfill the obligations imposed by sections 198 and 212 of the Companies Act 1985 may be subject to criminal penalties.
Variation of rights and alteration of share capital
Whenever our share capital is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of English statutory law, be varied or abrogated, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise, and may be so varied or abrogated either while our company is a going concern or during or in contemplation of a winding up. At every such separate general meeting, the necessary quorum is at least two persons holding or representing by proxy issued shares of the class and any holder of shares of the class present in person or by proxy may demand a poll and will have one vote for every share of the class held by him. At any adjourned meeting any holder of shares of the class present in person or by proxy is a quorum.
We may from time to time by ordinary resolution at a general meeting:

•	increase the share capital by the creation of new shares of such amount as the resolution shall prescribe with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise as may be determined and which may be redeemable;

•	consolidate and divide all or any of the share capital into shares of larger amount than our existing shares;

•	cancel shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of shares so cancelled; and

•	subdivide all or any of the shares into shares of a smaller amount than is fixed by the Memorandum and Articles and may by resolution determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any restrictions, as we have the power to attach to unissued or new shares.
Subject to English statutory law, we may purchase our own shares of any class, including redeemable shares, but so that if there shall be in issue any shares convertible into equity share capital of our own company then no purchase of our own shares shall be made unless it has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.
Subject to the provisions of English statutory law, we may, by special resolution, reduce our share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.
Directors
Unless otherwise determined by ordinary resolution of the holders of ordinary shares, our Articles provide that there shall not be less than three directors. At each annual general meeting one-third (or the number nearest to but not exceeding one-third) of our Board of Directors shall retire from office by rotation. Our directors who retire by rotation include any director who wishes to retire and not to offer himself for re-election. Any further directors who retire by rotation are those who have been longest in office since their last re-election, but, as between persons who become directors on the same day, those to retire (unless they otherwise agree among themselves) are determined by lot. A retiring director is eligible for re-election. Any director may be removed from office at any time by an ordinary resolution of which special notice has been given in accordance with the Act. Our Memorandum and Articles do not provide for a maximum age for directors.
Our Articles provide that (subject to certain exceptions), a director who is in any way interested in a contract or proposed contract with our company shall declare his interest to the Board, and, subject to certain exceptions, will not be entitled to vote at Board meetings in respect of any contract, arrangement or proposal in which that Director has a “material interest”, nor will that Director be counted towards the quorum in relation to any resolution on which he is prohibited from voting.
Our Articles provide that our Board of Directors may exercise all of our powers to borrow money and to mortgage or charge our undertaking, property, and uncalled capital and, subject to applicable English law, to issue debentures and other securities. The Board is required to restrict our borrowings, in the absence of shareholders’ approval, in accordance with a formula set out in the Articles.
The ordinary remuneration of our directors for holding office as such shall from time to time be determined by our Board of Directors. However, such remuneration may not exceed £200,000 per annum in aggregate or such higher amount as the shareholders may, by ordinary resolution, determine and will be divisible among our Board of Directors as they agree. Our Board of Directors may also grant additional remuneration to any director who holds any executive office or who serves on any committee of our Board of Directors and, have the power to pay and agree to pay gratuities, pensions or other retirement, death or disability benefits to any Director or ex-Director. Our Board of Directors are also entitled to be repaid all reasonable expenses incurred by them respectively in the performance of their duties.

Description of American Depositary Shares
The Bank of New York is the depositary of the American Depositary Shares. The American Deposit Agreement is available for inspection at the Corporate Trust Office of the Bank of New York. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the United Kingdom, which may be different from the laws in the United States.
As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
Dividends and Distributions
As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash
If and whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the United Kingdom.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.
Distributions of Shares
If and whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
If and whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders. If registration under the United States Securities Act of 1933, as amended, or the Securities Act, or other applicable law is required, the depositary bank will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.
The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.
The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that it is not reasonably practicable to distribute the rights.
The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
If and whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.
The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
If and whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
If and whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to you in a manner it deems practicable. The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable you to receive the net proceeds from the redemption upon surrender of your ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Ordinary Shares
The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian, including stamp duty stamp duty reserve tax and stock transfer taxes or fees. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and U.K. legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	All preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	You are duly authorized to deposit the ordinary shares;

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities,” as defined in the deposit agreement; and

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.
If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	Ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	Provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	Provide any transfer stamps required by the State of New York or the United States; and

•	Pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and U.K. legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn, including stamp duty, stamp duty reserve tax and stock transfer taxes or fees. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary bank will either return the number of ADSs representing any remaining fractional ordinary shares or sell the ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.
You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (1) the transfer books for the ordinary shares or ADSs are closed, or (2) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	Obligations to pay fees, taxes and similar charges; and

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “— Description of Ordinary Shares — Voting Rights.”
At our request and at our expense, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the ordinary shares underlying the ADSs.
The depositary bank will set a record date by which it must receive valid voting instructions from a holder of ADSs. Upon the timely receipt of written instructions of a holder of ADSs in the manner specified by the depositary bank, the depositary bank shall endeavor, insofar as practicable and permitted under applicable law and our Memorandum and Articles, to vote the ordinary shares represented by such holder’s ADSs in accordance with such holder’s instructions.
The depositary bank will only vote or attempt to vote the ordinary shares underlying your ADSs as you instruct. Securities for which no voting instructions have been received will not be voted.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary bank to vote your shares. In addition, the depositary bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions as long as they act in good faith and are not negligent.
Notices and Reports
The depositary bank will make available for inspection by registered holders at its corporate trust office any reports and communications, including any proxy soliciting material, received from us, which are both (a) received by the depositary bank as the holder of the deposited ordinary shares, and (b) made generally available to the holders of such deposited ordinary shares by us. The depositary bank will also, upon written request, send to the registered holders copies of such reports when furnished by us pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting materials, furnished to the depositary bank by us will be furnished in English.

Fees and Charges
As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to $ per ADS issued
Cancellation of ADSs	Up to $ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to $ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $ per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $ per ordinary share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to $ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	$ per certificate presented for transfer
As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the United Kingdom, e.g., upon deposit and withdrawal of ordinary shares;

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit; and

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. You will receive prior notice of such changes.
Amendments and Termination
We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except to comply with applicable law.
We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.
Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e., dividends, but will not distribute any property to you until you request the cancellation of your ADSs.

•	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary bank will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, except to the extent prohibited by law.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum or articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum or articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
Pre-Release Transactions
The depositary bank may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.
Taxes
You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.
The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by you. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion
The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable holders.
The Custodian
The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank will immediately give you and us written notice of these changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.
Governing Law
The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York.
Warrants
As of December 31, 2004, warrants to purchase a total of 783,000 ordinary shares were outstanding with exercise prices ranging from $1.44 to $2.81 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain types of reorganizations and significant corporate transactions. With respect to warrants to acquire 750,000 ordinary shares, holders have certain registration rights once the only trading market for our securities is located within the United States. These registration rights expire when the shares can be sold pursuant to Rule 144 of the Securities Act of 1933.

Depository and Registrar
The registrar for our ordinary shares is Capita IRG, plc and the depository for our depositary shares is the Bank of New York.
Listing
We intend to apply to have our ADSs approved for quotation on the Nasdaq National Market under the trading symbol “SPRK.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for ADSs in the United States. Future sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of ordinary shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.
Based on shares outstanding as January 31, 2005, upon completion of this offering, we will have outstanding an aggregate of  ordinary shares including those represented by ADSs and GDSs. Our ordinary shares in the form of GDSs are freely tradeable on the Frankfurt Stock Exchange, provided that our executives, directors and the selling shareholders have agreed not to sell their securities in our company for 180 days after this offering as described below. The ordinary shares, represented by ADSs, being offered hereby, or approximately           % will be freely tradable without restriction or further registration under the Securities Act, unless these ordinary shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The ordinary shares outstanding prior to completion of the offering and held by existing shareholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted ordinary shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k), or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption. We intend to file a registration statement on Form S-3 at some point in time after we become eligible under the rules and regulations under the Securities Act to do so, in order to register the ordinary shares underlying our GDSs under the Securities Act. Upon effectiveness, such registration statement would have the effect of allowing holders of our GDSs to convert their GDSs to ADSs and publicly trade such ADSs in the United States subject to volume and manner of sales limitations as set forth in Rule 144 with respect to affiliates who have agreed to be contractually bound by such limitations.
Lock-up Agreements
We have obtained lock-up agreements from all of our officers, directors, and certain principal shareholders and the selling shareholders in this offering, under which they agreed not to transfer or dispose of, directly of indirectly, any ordinary shares, ADSs or other of our equity securities including, but not limited to the GDSs, or any securities convertible into or exercisable or exchangeable for ordinary shares, ADSs or other of our equity securities, for a period of 180 days after the date of this prospectus without the prior written consent of Piper Jaffray.
Piper Jaffray, in its sole discretion, may release the ordinary shares, ADSs and other of our equity securities subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Piper Jaffray that, when determining whether or not to release ordinary shares, ADSs and other of our equity securities from the lock-up agreements, Piper Jaffray will consider, among other factors, the shareholder’s reasons for requesting the release, the number of ordinary shares, ADSs and other of our equity securities for which the release is being requested and market conditions at the time. Piper Jaffray has advised us that they have no present intention to release any of the ordinary shares, ADSs or other of our equity securities subject to the lock-up agreements prior to the expiration of the lock-up period.

As a result of these lock-up agreements and rules of the Securities Act, the restricted ordinary shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release mentioned above, as follows:

Days after the date of this	Number of shares eligible
prospectus	for sale	Description

Date of Prospectus		Ordinary shares not locked up and eligible for sale under Rule 144

180 days		Lock-up expires; ordinary shares eligible for sale under Rule 144, 144	(k) or 701
Rule 144
In general, under Rule 144, as currently in effect, a person who owns ordinary shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.
Rule 144(k)
Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase ordinary shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such ordinary shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Grants of options under the 2000 Option Scheme, and the exercise thereof, do not comply with the requirements of Rule 701 and therefore Rule 701 is not applicable to ordinary shares purchased pursuant to the exercise of such options.

Registration of Ordinary Shares in Connection with Compensatory Benefit Plan
As of December 31, 2004, options to purchase 8,996,759 ordinary shares were issued and outstanding under our share option schemes and 15,503,000 ordinary shares were available for issuance under our share option schemes. We plan to file a registration statement under the Securities Act covering ordinary shares issued or reserved for issuance under our share option schemes. After such registration statement becomes effective, shares registered under that registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

TAXATION
United Kingdom Tax Considerations
The following is a summary of the U.K. tax considerations relevant to shareholders and ADS holders. The summary is intended only as a general guide to current U.K. tax legislation and Inland Revenue practice and applies only to our shareholders and ADS holders who hold shares and ADSs as an investment and who are the absolute beneficial owners thereof. Certain categories of our shareholders and ADS holders may be subject to special rules and this summary does not apply to such shareholders and ADS holders. For example, certain categories of shareholders or ADS holders such as dealers, and shareholders and ADS holders who receive such shares and ADSs upon the exercise of warrants or options to purchase such shares may be subject to special rules. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the U.K., you should consult an appropriate professional adviser immediately.
This summary does not purport to be a complete analysis or listing of all of the potential tax consequences of holding our shares or ADSs. Prospective purchasers of our ADSs and shares are advised to consult their own tax advisers concerning the consequences under U.K. laws of the acquisition, ownership and disposition of the ADSs and/or shares.
This summary is based on the existing tax laws of the United Kingdom as in effect on the date hereof and what is understood to be current U.K. Inland Revenue published practice as at the date hereof, all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of The Bank of New York as at the date hereof and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
Taxation of Dividends
Under current U.K. taxation legislation, no tax will be withheld or deducted for or on account of income tax from dividends paid by us.
A U.K. resident individual shareholder will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit (the “Gross Dividend”). An individual shareholder who, taking account of the Gross Dividend he or she receives, is liable to income tax at the basic or starting rate will pay income tax at 10% of the Gross Dividend so that the tax credit will satisfy his income tax liability on the Dividend Payment. An individual shareholder must, to the extent that his income, including the Gross Dividend, exceeds the threshold for higher rate income tax, pay income tax at 32.5% of the Gross Dividend. After deducting the tax credit, he would therefore have to account for additional income tax at 22.5% of the Gross Dividend.
U.K. resident shareholders who are not liable to U.K. tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by us.
A U.K. resident corporate shareholder will generally not be subject to U.K. corporation tax on dividends. Such shareholders will not be able to claim repayment of the tax credit attaching to dividends paid by us.
A non-U.K. resident shareholder is not generally entitled to the benefit of a tax credit in respect of any dividend received. A non-U.K. resident shareholder may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the U.K., for tax purposes, should consult his own tax adviser concerning his tax liabilities on dividends.
The tax treatment described above will also apply where dividends are received in respect of shares held in ADS form.

Taxation of Capital Gains
A holder who is not resident or ordinarily resident in the U.K. and whose shares or ADSs are not attributable to a trade, profession or vocation carried on in the United Kingdom through a branch or agency, or permanent establishment, will not be subject to U.K. tax on any gains realized on a disposal of the shares or ADSs, except as mentioned below in relation to temporarily non-U.K. resident individuals. Such a holder may however be liable to non-U.K. tax under local law.
A disposal of shares by a shareholder, or ADSs by an ADS holder, who is resident or, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom or who is not U.K.-resident but carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or permanent establishment, to which the shares or ADSs are attributable, may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains.
A holder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than 5 complete tax years and who disposes of the shares or ADSs during that period may also be liable to U.K. taxation of chargeable gains, subject to any available exemption or relief, if that holder returns to the United Kingdom as resident or ordinarily resident within that period.
On a disposal of shares or ADSs by an individual who is resident or ordinarily resident in the United Kingdom for taxation purposes, the shares or ADSs may attract taper relief, which reduces the amount of chargeable gains according to how long the shares or ADSs have been held.
A holder of shares or ADSs who is a company resident in the United Kingdom for tax purposes will benefit from indexation allowance which, in general terms, increases the capital gains tax base cost of an asset in accordance with changes in the retail prices index and reduces any chargeable gain accordingly.
U.K. Inheritance and Gift Taxes
Our shares and ADSs will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may, subject to certain exemptions and reliefs, give rise to a liability to U.K. inheritance tax even if the holder is neither domiciled in the U.K. nor deemed to be domiciled in the U.K. under certain rules relating to long residence or previous domicile. For U.K. inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains a benefit. Special rules also apply to close companies and to trustees of settlements who hold shares bringing them within the charge to U.K. inheritance tax.
An individual who is domiciled in the U.S. for the purposes of the United Kingdom/ United States Estate and Gift Tax Convention (“the Estate Tax Treaty”) and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of our shares or ADSs on the individual’s death or on a lifetime gift of shares or ADSs, provided that the applicable U.S. federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property or a permanent establishment of an enterprise in the U.K. or pertain to a fixed base in the U.K. of an individual used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a U.S. national, the shares or ADSs will generally not be subject to U.K. inheritance tax provided that the settlor, at the time of the settlement, was treated as domiciled in the U.S. for the purposes of the Estate Tax Treaty. In the exceptional case where the shares or ADSs are subject to both U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against the tax paid in the U.S. or for tax paid in the U.S., to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind of the shares or ADSs or intend to hold any shares or ADSs through trust arrangements.
U.K. Stamp Duty and Stamp Duty Reserve Tax
The transfer on sale of a share outside the CREST system for paperless share transfers will generally be liable to ad valorem stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest £5. The purchaser normally pays the stamp duty.
An unconditional agreement to sell a share will generally give rise to a liability on the purchaser to stamp duty reserve tax, or SDRT at the rate of 0.5% of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is entered into or, if later, the date on which it becomes unconditional, any SDRT paid is repayable, generally with interest, and any unpaid SDRT charge is cancelled.
Issues or transfers of shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or (2) to, or to a nominee or agent for, a person whose business is or includes providing clearance services, will generally be subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or the issue price, or, in certain circumstances, the value of the shares transferred, rounded up to the nearest £5 in the case of stamp duty. Strictly, the depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, in accordance with the terms of the Deposit Agreement, any stamp duty or SDRT payable by the Depositary will be charged to the holder of the ADS or the depositor of any security represented by the ADS.
No U.K. stamp duty will be payable on the acquisition or transfer of an ADS provided that the transfer and any separate instrument of transfer remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT. On a transfer of shares from the custodian or depositary to a holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable.
Any transfer for value of the underlying shares represented by ADSs or agreement to transfer these underlying shares may give rise to a liability on the transferee to stamp duty or SDRT.
Clearance service providers may make an election under Section 97A of the Finance Act 1986 in respect of the shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5% rate of stamp duty or SDRT to apply to transfers of securities both to and within such systems instead of the 1.5% rate applying to an issue or transfer of such securities into the clearance service and exemption for dealings within the clearance system. This may be relevant if our shares or ADSs are traded in a clearance system.
Under the CREST system, no stamp duty or SDRT will arise on a transfer of shares into the system unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT, usually at the rate of 0.5%, will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty.

United States Tax Considerations
The following summary describes the material United States federal income tax consequences that are relevant to the acquisition, ownership and disposition of ordinary shares or ADSs acquired by holders in this initial offering. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in our equity shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions stated herein.
This summary is not a comprehensive description of all United States federal income tax consequences that may be relevant to a particular investor, and you are urged to consult your own tax advisor regarding your specific tax situation. This summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs. In addition, this summary applies only to holders who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code, and does not address the tax consequences that may be relevant to investors subject to special tax treatment, such as:

•	tax-exempt organizations;

•	regulated investment companies and real estate investment trusts;

•	insurance companies;

•	broker-dealers and traders in securities;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

•	investors that own, directly, indirectly, or by attribution 10% or more of our total combined voting stock;

•	investors subject to the United States alternative minimum tax;

•	United States expatriates and those investors who are U.S. Holders (as defined below) and who are also tax residents of any other country; or

•	persons holding ADSs or ordinary shares through partnerships or other pass through entities.
You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of our equity shares or ADSs in your particular circumstances.
We believe that in 2004 we were not a “passive foreign investment company” as defined in Section 1297(a) of the U.S. Internal Revenue Code and do not expect to become a “passive foreign investment company” in the future, and this summary so assumes.

Taxation of U.S. Holders
You are a “U.S. Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under U.S. Treasury regulations to be treated as a United States person.
If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our equity shares or ADSs should consult their own tax advisors.
Distributions on Equity Shares or ADSs
The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a U.S. Holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for U.K. income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Dividends received by an individual U.S. Holder during taxable years before 2009 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Although no such rules are currently in effect, the U.S. Internal Revenue Service may require in the future that, as a prerequisite to the application of the reduced maximum 15% rate on our dividends, we certify that we are not a “passive foreign investment company.” We will undertake reasonable steps to provide such a certification, if so required; however, if we are unable to so certify because we determine that we are in fact a “passive foreign investment company” or the certification process is materially burdensome to us, our dividends will be taxed at ordinary income tax rates, currently, up to 35%.
To the extent any distribution exceeds our earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis. To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See “— Sale or Exchange of Equity Shares or ADSs,” below. Because we are not a United States corporation, generally, no dividends-received deduction will be allowed to a corporate U.S. Holder with respect to dividends paid by us, except as provided in Section 245 of the U.S. Internal Revenue Code.
Any dividends paid by us in pound sterling will be equal to the U.S. dollar value of such pound sterling on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pound sterling will generally be

U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
Dividends paid by us to individual U.S. Holders should generally be treated as foreign source income for U.S. foreign tax credit limitation purposes, and subject to certain limitations, U.K. taxes, if any, withheld from a distribution will be eligible for credit against your U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of the U.K. or under an applicable treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability and will not be eligible for the deduction against your U.S. federal taxable income. If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules regarding the availability of foreign tax credits are complex, and U.S. Holders may be subject to different rules regarding the source of income on dividends and to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
Sale or Exchange of Equity Shares or ADSs
A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the equity shares or ADSs. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss, if your holding period in the ADSs or the shares exceeds one year. If you are a non-corporate U.S. Holder, any capital gain generally will be subject to U.S federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.
Passive Foreign Investment Company Rules
U.S. Holders generally will be subject to a special adverse tax regime that would differ in certain material respects from the tax treatment described above if we are, or were to become, a “passive foreign investment company” for United States federal income tax purposes. We would be classified as a “passive foreign investment” company for any taxable year if either: (a) at least 75% of our gross income is passive income, or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Although the determination of whether a corporation is a “passive foreign investment company” is made annually, and thus may be subject to change, we do not believe that in 2004 we were a “passive foreign investment company” as defined in Section 1297(a) of the U.S. Internal Revenue Code, and we do not expect to become a “passive foreign investment company” in the future. We urge you to consult your own tax advisor regarding the adverse tax consequences of owning the equity shares or ADSs of a “passive foreign investment company.”

Taxation of Non-U.S. Holders
A “Non-U.S. Holder” is a beneficial owner of equity shares or ADSs that is not a U.S. Holder.
Distributions on Equity Shares or ADSs
Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to equity shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).
Sale or Exchange of Equity Shares or ADSs
Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of equity shares or ADSs unless:

•	such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.
In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Backup Withholding and Information Reporting
In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and makes any other required certification.
Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.
You generally will be allowed a credit of the amount of any backup withholding against your United States federal income tax liability, or you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.
THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED KINGDOM AND THE UNITED STATES. PROSPECTIVE SHAREHOLDERS AND ADS HOLDERS WHO ARE IN DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY OTHER JURISDICTION SHOULD CONSULT THEIR PROFESSIONAL ADVISERS.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of ADSs listed opposite their names below. The underwriters are committed to purchase and pay for all of the ADSs if any are purchased.

Number
Underwriters	of Shares

Piper Jaffray & Co.
Thomas Weisel Partners LLC
ThinkEquity Partners LLC

Total

The underwriters have advised us and the selling shareholders that they propose to offer the ADSs to the public at $           per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $           per ADS. The underwriters may allow and the dealers may reallow a concession of not more than $           per ADS on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.
We have granted to the underwriters an option to purchase up to an additional                     ordinary shares in the form of ADSs from us and certain selling shareholders have granted to the underwriters an option to purchase up to an additional                      ordinary shares in the form of ADSs, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.
An application has been made for the listing of the ADSs on the Nasdaq National Market.
The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per ADS	$	$
Underwriting fees paid by us	$	$
Underwriting fees paid by the selling shareholders	$	$
We expect that our expenses and costs in connection with the sale of the ADSs, other than the underwriting fees set forth above, will be $          .
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We and each of our directors, executive officers and certain principal shareholders and the selling shareholders in this offering have agreed to certain restrictions on our ability to sell additional ADSs, ordinary shares and other of our equity securities, including, without limitation the GDSs, and any securities convertible into or exercisable or exchangeable for ordinary shares, ADSs or other of our equity securities for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs, ordinary shares or other of our equity securities, options or warrants to acquire ADSs, ordinary shares or other of our equity securities, or any related security or instrument, without the prior written consent of Piper Jaffray.
Prior to the offering, there has been no established trading market for the ADSs. The public offering price for the ADSs offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of our GDSs and securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than have been sold to them by us and the selling shareholders. The underwriters may elect to cover any such short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the ADSs on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Some of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us for which they may receive customary fees and expenses.

LEGAL MATTERS
Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California, will pass for us upon certain legal matters. Steptoe & Johnson, London, England will pass for us as to the validity under English law of the issuance of the ordinary shares being offered by this prospectus. Latham & Watkins LLP, Los Angeles, California is acting as counsel for the underwriters in connection with selected legal matters.
EXPERTS
The consolidated financial statements of Spark Networks plc at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Point Match Ltd. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ziv Haft, certified public accountants (Israel), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC for the ADSs we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for addition information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC commencing sixty days from the date on which we file a registration statement on Form 10 with the SEC.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.
We maintain a corporate Web site at www.spark.net. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form  8-K, and amendments to those reports filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our Web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our Web address is provided for informational purposes only and does not constitute incorporation by reference of the information contained at this Web site.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of Spark Networks plc (formerly known as MatchNet plc):
We have audited the accompanying consolidated balance sheets of Spark Networks plc (formerly known as MatchNet plc) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spark Networks plc (formerly known as MatchNet plc) as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Los Angeles, California
March 7, 2005

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,

	2003	2004

Assets
Current assets:
Cash and cash equivalents	$2,035	$4,265
Marketable securities	3,780	3,158
Restricted cash	—	1,330
Accounts receivable, net of allowance of $13,000 ($10,000 in 2003)	410	641
Advances to employees	450	223
Prepaid expenses and other	902	879

Total current assets	7,577	10,496
Property and equipment, net	4,273	6,467
Goodwill, net	2,024	7,955
Intangible assets, net	987	1,069
Investment in noncontrolled affiliate	—	1,167
Deposits and other assets	2,228	408

Total assets	$17,089	$27,562

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,385	$3,014
Accrued liabilities	4,555	8,052
Deferred revenue	3,232	3,933
Notes payable — current portion	—	400
Current portion of obligations under capital leases	316	173

Total current liabilities	11,488	15,572
Obligations under capital leases, net of current portion	171	—
Notes payable — long term	—	1,300

Total liabilities	11,659	16,872
Shares subject to rescission (Note 10)	—	3,819
Commitments and contingencies (Note 13)	—	—
Shareholders’ equity:
Authorized capital £800,000 divided into 80,000,000 ordinary shares of 1p each; issued and outstanding 24,587,351 shares as of December 31, 2004, 19,556,699 shares as of December 31, 2003 at a stated value of:	313	401
Additional paid-in-capital	39,737	50,423
Deferred share compensation	(2,572)	(305)
Accumulated other comprehensive income (loss)	(40)	(13)
Accumulated deficit	(32,008)	(43,635)

Total shareholders’ equity	5,430	6,871

Total liabilities and shareholders’ equity	$17,089	$27,562

See accompanying notes.

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,

	2002	2003	2004

Net revenues	$16,352	$36,941	$65,052
Direct marketing expenses	5,396	18,395	31,240

Contribution margin	10,956	18,546	33,812

Operating expenses:
Indirect marketing	403	907	2,451
Customer service	1,207	2,536	3,379
Technical operations	1,587	4,341	7,162
Product development	603	959	2,013
General and administrative (excluding share-based compensation)	7,996	16,885	27,727
Share-based compensation	—	1,871	1,704
Amortization of intangible assets other than goodwill	524	555	860
Impairment of long-lived assets	—	1,532	208

Total operating expenses	12,320	29,586	45,504

Operating loss	(1,364)	(11,040)	(11,692)
Interest (income) and other expenses, net	(840)	(188)	(66)

Loss before income taxes	(524)	(10,852)	(11,626)
Provision for income taxes	—	—	1

Net loss	$(524)	$(10,852)	$(11,627)

Net loss per share — basic and diluted	$(0.03)	$(0.57)	$(0.51)

Weighted average shares outstanding — basic and diluted	18,460	18,970	22,667
See accompanying notes.

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(In thousands)

					Accumulated
	Ordinary shares		Additional	Deferred	other		Total
			paid-in	share	comprehensive	Accumulated	shareholders’
	Shares	Amount	capital	compensation	income (loss)	deficit	equity

BALANCE, December 31, 2001	17,937	$288	$33,458	$—	$—	$(20,632)	$13,114
Issuance of ordinary shares upon exercise of share options and warrants	770	11	779	—	—	—	790
Unrealized gain on marketable securities	—	—	—	—	83	—	83
Net loss	—	—	—	—	—	(524)	(524)

BALANCE, December 31, 2002	18,707	299	34,237	—	83	(21,156)	13,463
Issuance of ordinary shares upon exercise of share options and warrants	850	14	1,057	—	—	—	1,071
Unrealized loss on marketable securities	—	—	—	—	(123)	—	(123)
Share-based compensation	—	—	4,443	(2,572)	—	—	1,871
Net loss	—	—	—	—	—	(10,852)	(10,852)

BALANCE, December 31, 2003	19,557	313	39,737	(2,572)	(40)	(32,008)	5,430
Issuance of ordinary shares upon exercise of share options and warrants	4,430	77	7,603	—	—	—	7,680
Private placement of ordinary shares	600	11	3,646	—	—	—	3,657
Unrealized loss on marketable securities	—	—	—	—	(73)	—	(73)
Foreign currency translation adjustment	—	—	—	—	100	—	100
Share-based compensation	—	—	(563)	2,267	—	—	1,704
Net loss	—	—	—	—	—	(11,627)	(11,627)

BALANCE, December 31, 2004	24,587	$401	$50,423	$(305)	$(13)	$(43,635)	$6,871

See accompanying notes.

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net loss	$(524)	$(10,852)	$(11,627)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,398	1,996	3,925
Impairment of long-lived assets	—	1,532	208
Share-based compensation	—	1,871	1,704
Gain from sale of marketable securities	—	—	(3)
Changes in operating assets and liabilities:
Accounts receivable	54	(318)	(231)
Advances to employees	(266)	1,112	227
Restricted cash	—	—	(1,330)
Prepaid expenses and other assets	781	(297)	143
Accounts payable and accrued liabilities	153	5,477	3,126
Notes payable	—	—	1,700
Deferred revenue	542	1,697	701

Net cash provided by (used in) operating activities	2,138	2,218	(1,457)

Cash flows from investing activities:
Sale of marketable securities	3,012	5,422	3,553
Purchases of marketable securities	(5,373)	(2,033)	(3,000)
Purchases of property and equipment	(1,833)	(2,733)	(5,467)
Purchases of businesses and intangible assets	(993)	(151)	(5,077)
Purchase of noncontrolled affiliate	—	—	(1,167)
Deposit for acquisition of business	—	(2,046)	—

Net cash used in investing activities	(5,187)	(1,541)	(11,158)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	790	1,071	15,156
Principal payments of capital lease obligations	—	(176)	(314)

Net cash provided by financing activities	790	895	14,842

Effect of exchange rate on cash	—	—	3

Net increase (decrease) in cash	(2,259)	1,572	2,230
Cash and cash equivalents at beginning of year	2,722	463	2,035

Cash and cash equivalents at end of year	$463	$2,035	$4,265

Supplemental disclosure of cash flow information:
Cash paid (received) for interest	$(320)	$75	$41
Cash paid for income taxes	$192	$—	$1

Supplemental information of non-cash investing and financing activities:
Equipment capital lease financing	—	$662	—
Forgiveness of debt in exchange for property and equipment	$41	—	—
Notes receivable for sale of domain names	$405	—	—
See accompanying notes.

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Summary of Significant Accounting Policies

The Company
Spark Networks plc (formerly known as MatchNet plc) (the “Company”) is a public limited company incorporated under the laws of England and Wales and our global depositary receipts are traded on the Frankfurt Stock Exchange. The Company and its consolidated subsidiaries provide Internet personals services, in the United States and internationally, whereby adults are able to post information about themselves (“profiles”) on the Company’s Web sites and search and contact other individuals who have posted profiles.
Membership on the Company’s online services, which includes the posting of a personal profile and photos, and access to its database of profiles is free. The Company charges a subscription fee for one, three, six and twelve-month subscriptions to members allowing them to initiate communication with other members and subscribers via the Company’s confidential email communications platform. Two way communications through the Company’s confidential email platform can only take place between paying subscribers.

Restatement
The Company’s global depositary shares have publicly traded since the Company completed its initial public offering in June 2000. The Company files periodic reports as required by the Frankfurt Stock Exchange. In 2004, we discovered a number of errors in our 2001 and 2002 Annual Reports and restated these periods and the first nine months of 2003 in the Company’s 2003 Annual Report as filed with the Frankfurt Stock Exchange.
The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements, which are in accordance with United States generally accepted accounting principles, pertained primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. As a result of the restatement, net loss increased by $1.0 million in 2002.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the parent Company and all of its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
The financial statements of the Company’s foreign subsidiary are prepared using the local currency as its functional currency. The Company translates the assets and liabilities using period-end rates of exchange, and revenues and expenses using average rates of exchange for the year. The resulting gain or loss is included in Accumulated Other Comprehensive income (loss) and are excluded from net income (loss).

Revenue Recognition and Deferred Revenue
Substantially all of the Company’s revenues are derived from subscription fees. Revenues are presented net of credits and credit card chargebacks. The Company recognizes revenue in accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” Recognition occurs ratably over the subscription period, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed and determinable, and collection is reasonably assured. Subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance for subscriptions are deferred and recognized as revenue using the straight line method over the term of the subscription.
The Company derives a small amount of revenues (less than 2% in 2004 and 2003 and less than 5% in 2002) from certain promotional events. Revenues and the related expenses associated with these events are recognized at the conclusion of each event.
Barter transactions are valued based on amounts realized in similar cash transactions occurring within six months prior to the date of the barter transaction. Marketing expenses that would have been paid in cash, had these been cash arrangements, totaled $0, $66,000, and $93,000 for the years ended December 31, 2002, 2003, and 2004 respectively. The Company recorded these barter arrangements as direct marketing expense and related revenue based on actual average member acquisition costs for the respective periods.

Advertising Costs
Advertising costs are expensed as incurred. For the years ended December 31, 2002, 2003, and 2004 the Company incurred advertising costs amounting to approximately $4.8 million, $18.1 million, and $29.1 million respectively.

Cash and Cash Equivalents
All highly liquid instruments with an original maturity of three months or less are considered cash and cash equivalents.

Marketable Securities
The Company makes temporary investments of cash in liquid interest bearing accounts and marketable securities. Marketable securities are classified as available for sale, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are stated at fair market value, with any unrealized gains or losses reported as other comprehensive income (loss) under shareholders’ equity in the accompanying consolidated balance sheets. Realized gains or losses and declines in value that are other than temporary, if any, on available-for-sale securities are calculated using the specific identification method and are reported in other income or expense as incurred. For the years ended December 31, 2002, 2003 and 2004, realized gains and recorded losses were insignificant.

Accounts Receivable
Accounts receivable are composed of credit card payments for membership fees pending collection from the credit card issuers. The Company provides an allowance for doubtful accounts based on the historical charge back levels experienced over the preceding twelve-month period. The allowance for doubtful accounts as of December 31, 2004 was approximately $13,000, which increased from approximately $10,000 as of December 31, 2003.

Prepaid Advertising Expenses
In certain circumstances, the Company pays in advance for Internet based advertising on other contracted Web sites, and expenses the prepaid amounts over the contract periods as the contracted Web site delivers on their commitment. The Company evaluates the realization of prepaid amounts at each reporting period, and expenses prepaid amounts if it determines that the contracted Web site will be unable to deliver on their commitment.

Web Site and Software Development Costs
The Company capitalizes costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP’) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires that cost incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.
In accordance with Emerging Issues Task Force (“EITF”) 00-2 “Accounting for Web Site Development Costs,” the Company expenses costs related to the planning and post implementation phases of Web site development efforts. Direct costs incurred in the development phase are capitalized. Costs associated with minor enhancements and maintenance for the Web site are included in expenses in the accompanying consolidated statements of operations.
Capitalized Web site and software development costs are included in internal-use software in property and equipment and amortized over the estimated useful life of the products, which is usually three years. For the years ended December 31, 2002, 2003, and 2004, the Company capitalized approximately $572,000, $825,000, and $658,000, respectively.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation, which is provided using the straight-line method over the estimated useful life of the asset. Amortization of leasehold improvements is calculated using the straight-line method over the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense over the term of the leases. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Company’s financial statements with the resulting gain or loss, if any, reflected in the Company’s results of operations.
In October 2003 the Company changed the estimated useful life over which property and equipment are depreciated from a range of five to seven years previously used, to three years based on business developments that took place in 2003, and on management’s opinion that rapid changes in technology reduced the useful life of the Company’s assets.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from business acquisitions and had been amortized over a five year period using the straight-line method until 2001. On January  1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which no longer requires the periodic amortization of goodwill. As of December 31, 2003 and 2004, the Company had unamortized goodwill of approximately $2.0 million and $8.0 million respectively. Goodwill has been tested for impairment under the provisions of SFAS No. 142 and these tests indicated that there was no impairment.

Intangible Assets
Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised mainly of purchased member and subscriber databases, domain names, and acquired technologies. Domain names were determined to have indefinite useful lives, thus, they are not amortized. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives (three years for member databases, three months for subscriber databases and five years for acquired technologies).

Impairment of Long-lived Assets
The Company assesses the impairment of long-lived assets, which include property and equipment and identifiable intangible assets, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset or common stock, a significant decline in actual and projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces as well as other factors.
If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.
In October 2003, based on business developments that took place in 2003, and on management’s opinion that rapid changes in technology reduced the fair value of some of its property and equipment (mostly computer equipment and capitalized software costs), the Company recorded an impairment charge of approximately $1.5 million.
In December 2004, based on changes in management and the reevaluation of our existing projects, the Company determined that certain internally developed software projects would not be necessary to be completed. As such, the Company recorded an impairment charge of $208,000.

Income Taxes
The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes”. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred taxes to the amount expected to be realized.
In assessing the potential realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Company’s tax loss carry-forwards remain deductible.

Direct Marketing
The Company’s direct marketing expenses consist primarily of amounts the Company pays for advertising in order to generate traffic to its Web sites. These advertising costs are primarily online advertising and are directly attributable to the revenues received from paying subscribers.

Indirect Marketing
The Company’s indirect marketing expenses relate primarily to salaries for sales and marketing personnel and other associated costs such as public relations.

Customer Service
The Company’s customer service expenses relate primarily to the salaries and wages associated with operating the member service center, as well as depreciation expense for customer service related assets.

Technical Operations
The Company’s technical operations expenses relate primarily to the people and systems necessary to support its network, Internet connectivity and other data and communication support. Also included is depreciation expense for technical operations related assets.

Product Development
The Company’s product development expenses relate primarily to salaries and wages for personnel involved in the development, creation, and enhancement of its Web sites and services and depreciation expense for product development related assets.

General and Administrative
The Company’s general and administrative expenses relate primarily to corporate personnel related costs, professional fees, occupancy, credit card collection fees, depreciation and other overhead costs.
Share-based Compensation
The Company accounts for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB No. 25, compensation expense is recognized over the vesting period based on the excess, if any, on the date of grant of the deemed fair value of the underlying shares and the exercise price on the date of grant.
The Company follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, which require presentation of the pro forma effect of the fair value based method on net income (loss) and net income (loss) per share in the notes to consolidated financial statements.
If compensation expense was determined based on the fair value at the date of grant, the Company’s net loss and net loss per share for the years ended December 31, 2002, 2003 and 2004 would have been as follows (all amounts are in thousands, except per share data):

	Year ended December 31,

	2002	2003	2004

Net loss, as reported	$(524)	$(10,852)	$(11,627)

Add-back: Total employee share compensation recorded in the accompanying consolidated statements of operations	—	75	367
Less: Total compensation as if the fair value method was used, net of tax effect	(4,335)	(4,645)	(4,921)

Pro forma net loss	$(4,859)	$(15,422)	$(16,181)

Net loss per common share:
As reported	$(0.03)	$(0.57)	$(0.51)

Pro forma	$(0.26)	$(0.81)	$(0.71)

In accordance with SFAS No. 123, the fair value of each option grant was estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,

	2002	2003	2004

Expected life in years	4	4	4
Dividend per share	—	—	—
Volatility	83.3%	75.4%	76.2%
Risk-free interest rate	4.0%	2.0%	3.5%
The Company accounts for shares issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”.

Earnings Per Share
The Company calculates net loss per share in accordance with SFAS No. 128 “Earnings per Share”, which requires the presentation of both basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted net loss per share includes the effect of potential shares outstanding, including dilutive share options and warrants, using the treasury stock method.
The effect of share options and warrants on diluted weighted average shares outstanding has been excluded from the calculation of loss per share for the years ended December 31, 2002, 2003, and 2004 because it would have been anti-dilutive. Had the Company’s net income been positive for the years ended December 31, 2003 and 2004, the weighted average shares outstanding for the diluted earnings per share calculation would have been approximately 26.4 million and 26.9 million shares, respectively, using the treasury stock method.

Comprehensive Loss
Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) consists of its reported net loss, the net unrealized gains or losses on marketable securities and translation adjustments. Comprehensive loss for each of the periods presented is comprised as follows:

	Year ended December 31,

	2002	2003	2004

Net loss	$(524)	$(10,852)	$(11,627)

Changes in unrealized gains/losses in available for sale securities	83	(123)	(73)
Foreign currency translation adjustments	—	—	100

Total comprehensive loss	$(441)	$(10,975)	$(11,600)

Accumulated Other Comprehensive Income (loss) consists of the following (in thousands):

	December 31,

	2003	2004

Gain/loss on marketable securities	(40)	(113)
Foreign currency translation	—	100

	(40)	(13)

Fair Value of Financial Instruments
The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable and obligations under capital leases are carried at cost, which approximates their fair value due to the short-term maturity of these instruments and the relatively stable interest rate environment.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Developments
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires a company to recognize compensation expense based on the fair value at the date of grant for stock options and other stock-based compensation, eliminating the use of the intrinsic value method. SFAS No. 123R is effective for public companies for interim or annual reporting periods beginning after June 15, 2005. Consequently, it will apply to us for the quarter commencing on July 1, 2005. In adopting SFAS No. 123R, the Company plans to use the modified prospective transition method.
Since the Company will be required to expense the fair value of its share options, rather than disclosing the pro forma effect on the results of operations within the footnotes, reported earnings per share will decrease, which could negatively impact the Company’s future share price. In addition, this could impact the Company’s ability to utilize broad based employee share plans to reward employees and could result in competitive disadvantage to the Company in the employer marketplace.

2.	Income Taxes
Current state income tax expense was $1,600 for the year ended December 31, 2004 and was less than $1,000 for each of the years ended December 31, 2003 and 2002. Federal income tax expense was $0 for each of the tax years ended December 31, 2002, 2003, and 2004. The Company’s effective tax rate differs from the statutory federal income tax rate of 35% as per the following table:

	Year ended December 31,

	2002	2003	2004

Provision on earnings at federal statutory rate	(35.0)	(35.0)	(35.0)
State tax provision, net of federal tax effect	(6.0)	(6.0)	(7.6)
Permanent items and other	—	—	(1.3)
Valuation allowance	41.0	41.0	43.9

Total provision (benefit) for income taxes	—	—	—

Although the Company is incorporated as a public limited company in the United Kingdom, the majority of its global operations are currently subject to tax in the U.S. As a result, the Company believes it is more appropriate to use the U.S. Federal statutory rate in its reconciliation of the statutory rate to its reported income tax rate.

The components of the deferred income tax asset for the periods presented are as follows:

	Year ended December 31,

	2002	2003	2004

	(amounts in thousands)
Deferred income tax assets (liabilities)
Net operating loss carry-forward	$4,700	$7,810	$18,131
Depreciation and amortization	1,873	1,388	2,274
Compensation accruals	35	994	1,574
Accruals and reserves	90	750	878
State taxes	(409)	(613)	(1,555)
Gain/(Loss) on disposal of assets	(607)	(607)	(129)
Excess capital loss over capital gain	605	605	605
Credits	—	—	204
Other	521	501	93

Total before valuation allowance	6,808	10,828	22,075
Less: Valuation allowance	(6,808)	(10,828)	(22,075)

Total deferred income tax asset	$—	$—	$—

Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its deferred tax assets. The valuation allowance increased by approximately $11.2 million for year ended December 31, 2004. Approximately $6.4 million of this increase is attributable to deductions associated with the exercise of stock options. The remaining increase is attributable to current operations. If there is a reversal of the valuation allowance associated with these items, such reversal will be credited directly to equity.
At December 31, 2004, the Company has gross net operating loss carry-forwards of approximately $42.0 million and $38.0 million available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2018 through 2023 for federal and in 2005 through 2013 for state purposes. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carry-forwards can be limited based on changes in the percentage ownership of the Company. Of the net operating losses available, approximately $1.5 million and $800,000 for federal and state purposes, respectively, are attributable to losses incurred by an acquired subsidiary. Such losses are subject to other restrictions on usage including the requirement that they are only available to offset future income of the subsidiary. In addition, the available net operating losses do not include any amounts generated by the acquired subsidiary prior to the acquisition date due to substantial uncertainty regarding the Company’s ability to realize the benefit in the future.

3.	Acquisitions of Businesses

Point Match
On January 16, 2004, the Company acquired the assets of Point Match Ltd., an Israeli corporation, in exchange for cash of $6.3 million of which $2.0 million was placed in escrow in 2003. This transaction was recorded under the purchase method of accounting with $5.7 million being allocated to goodwill, $560,000 to databases, and $30,000 to domain name.

The following unaudited pro forma financial information presents the combined results of the Company and Point Match Ltd. as if the acquisition had occurred as of January 1, 2003, after applying certain adjustments (in thousands, except per share amounts):

	Year ended December 31,

	2003	2004

Net revenues	$39,051	$65,138
Net income (loss)	$(12,176)	$(11,671)
Net income (loss) per share:
Basic and diluted	$(0.64)	$(0.51)

Duplo AB
On September 9, 2004, the Company acquired a 20% interest in Duplo AB for approximately $1.2 million including professional fees related to the transaction. The Company has the right but not the obligation to acquire the remaining 80% interest of Duplo AB by September 9, 2006. The Company also has the right, but not the obligation, to sell back its shares for the full purchase price, or an amount exceeding the full purchase price, within 18 months from September 9, 2004. The Company received two of five board seats in connection with the purchase. Given the Company’s ownership, and Board representation, the Company has accounted for its ownership interests under the equity method of accounting.
Duplo AB owns and operates Playahead.com, a robust community site primarily focused on the Swedish market, whose members range in age primarily from 16-35.
Our investment in Duplo AB was approximately $1.0 million higher than our ownership interest in their net assets at December 31, 2004. This amount is considered goodwill and is recorded on the balance sheet as an investment in non-controlled affiliate. The Company has recorded earnings of $14,000 in 2004 related to its investment in Duplo AB.
In connection with the acquisition, the Company entered into a two year operating agreement with Duplo AB to provide them with quarterly payments for engineering services related to the enhancement of one of our Web sites. The agreement calls for quarterly payments of $120,000 in advance commencing on January 1, 2005 ($60,000 for the quarter ended December 31, 2004). The agreement, if extended, calls for the Company to pay Duplo AB a one time fee of $150,000 for each Company Web site using the technology licensed under this agreement as well as an annual license fee of $20,000 per Web site using the technology.

4.	Employee and Officer Advances
The Company provided short-term advances to employees to facilitate the exercise of Company share options, in what was equivalent to a cashless exercise. The employees repay the advances immediately after they receive the proceeds from the sale of the shares purchased from the exercise of the Company share options. As of December 31, 2003, and 2004, the Company had advances receivable from employees of approximately $450,000 and $223,000, respectively.
Advances to executives of $1.4 million as of December 31, 2002 represent bonus advances under long-term guaranteed compensation arrangements, which were made to certain of the Company’s officers. During 2003, the Board of Directors declared that the guarantees were considered to have been earned during the year. As a result, the amounts were expensed in the accompanying consolidated statement of operations for the year ended December 31, 2003.

5.	Property and Equipment
Property and equipment consists of the following (amounts in thousands):

	As of December 31,

	2003	2004

Computer equipment	$2,960	$4,228
Computer software	4,009	7,475
Furniture, fixtures, and equipment	261	593
Leasehold improvements	292	390

	7,522	12,686
Less: Accumulated depreciation	(3,249)	(6,219)

	$4,273	$6,467

Depreciation expense for the years ended December 31, 2002, 2003, and 2004, was $874,000, $1.4 million and $3.1 million, respectively.
Computer equipment as of December 31, 2003 and 2004 includes $662,000 of assets purchased under capital leases.

6.	Goodwill and Other Intangible Assets
The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. Under the provisions of SFAS No. 142, amortization of goodwill ceased and the remaining book value is tested for impairment at least annually at the reporting unit level using a two step impairment test. The Company determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit. No impairment charges resulted from this evaluation since the fair value of each reporting unit exceeded the carrying amount.
Goodwill of $2.0 million as of December 31, 2003 and $8.0 million as of December 31, 2004 is mainly related to the purchase of the PointMatch Ltd. business in January 2004 and AmericanSingles and JDate businesses in 1999.
Finite-lived intangible assets consist of purchased databases and technologies, and are amortized over the expected periods of benefits (three years for member databases, three months for subscriber databases and five years for technologies). Indefinite-lived intangible assets consist of purchased domain names and, in accordance with the provisions of SFAS No. 142, are not amortized. Intangible assets consists of the following at the following periods (amounts in thousands):

	At December 31,

	2003		2004

	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization

Member databases	$1,717	$1,247	$2,277	$1,913
Purchased technologies	757	563	757	757
Domain names	323	—	705	—

Total	$2,797	$1,810	$3,739	$2,670

Amortization expense for finite-lived intangible assets for the years ended December 31, 2002, 2003 and 2004 was $524,000, $555,000, and $860,000, respectively. Amortization expense is expected to be $201,000, $124,000 and $37,000 for 2005, 2006 and 2007, respectively.

In 2002, the Company sold certain domain names that were not in use. As a result of these sales, a gain of $400,000 was recorded in interest (income) and other expenses, net in the accompanying consolidated statement of operations for the year ended December 31, 2002.

7.	Accrued Liabilities
Accrued liabilities consist of the following:

	December 31,

	2003	2004

Advertising	$1,406	$3,356
Loss contingencies	1,700	2,280
Software & service agreement	—	920
Other accrued liabilities	1,449	1,496

Total	$4,555	$8,052

In 2003, a loss contingency of $1.7 million was accrued as a current liability. This contingency was offset in 2004 by a note payable, as discussed in Note 9 below, upon settlement of litigation.
Included in loss contingencies in 2004 is an accrual for $1.7 million related to the value of shares that will be issued in 2005 pursuant to the settlement of a contract dispute (that existed prior to December 31, 2004) between the Company and a partner, and $400,000 paid in March 2005 to settle the Company’s litigation with LiveWorld Inc. See further discussion regarding LiveWorld Inc. in Note 13 — Commitments and Contingencies.

8.	Obligations Under Capital Leases
The Company leases certain office equipment under capital lease agreements effective through October 2005, providing for minimum lease payments for the year ending December 31, 2005 of approximately $173,000.
The Company’s total payments under capital lease agreements were approximately $314,000 in 2004.

9.	Notes Payable
In September 2004, the Company issued a promissory note in the amount of $1.7 million as a final settlement for a lawsuit. The note bears interest at the rate of 2.75% per year and is payable in installments on (a) September 15, 2005 in the amount of $400,000; (b) September 15, 2006 in the amount of $400,000; and (c) September 15, 2007 in the amount of $900,000.

10.	Shareholders’ Equity
In January 2004, the Company completed a private placement of its ordinary shares selling 600,000 shares to qualified investors, at approximately $6.17 per share, with net proceeds to the Company of approximately $3.7 million. The Company did not incur any significant costs in connection with the sale of these shares.
In February 2004, certain shareholders of the Company sold ordinary shares to a major shareholder of the Company and in connection therewith, the purchasing major shareholder agreed not to purchase any additional ordinary shares or securities of the Company until the earlier of June 30, 2005, or the listing of the Company’s ordinary shares or securities on the Nasdaq National Market System, unless otherwise approved by the Company’s board of directors. The Company also agreed to grant the purchasing major shareholder registration and participation rights, as favorable as the Company may grant to any other party, in connection with the registration of the Company’s ordinary shares or other securities. In addition, the purchasing major shareholder agreed to deliver a proxy for 1.5 million shares to one of the selling shareholders in connection with voting rights at any shareholder meeting.
Warrants
In 1999 and in connection with an offering of the Company’s ordinary shares, warrants were issued for approximately 800,000 ordinary shares at an exercise price of $1.24 per share. The Company may call the warrants, if for a period of twenty consecutive business days the shares have been traded at a price equal to not less than 125% of the exercise price. Warrants were exercised for 34,000 shares in 2003 and 124,000 shares in 2004, with net proceeds to the Company of approximately $41,000 in 2003 and $171,000 in 2004. In 2002 and prior years 609,000 warrants were exercised. As of December 31, 2004, warrants for 33,000 shares remain outstanding and exercisable through their expiration date of January 15, 2005.
In August 2003, the Company agreed to issue warrants to consultants to subscribe for up to 1,000,000 shares of the Company’s ordinary shares at an exercise price of $2.50 per share. Of these warrants, 500,000 vested immediately and were exercisable and non-forfeitable; however, a warrant certificate was never issued yet the warrants were treated as issued and outstanding in our financial statements. The Company recorded expense of approximately $1.1 million in 2003, related to the 500,000 vested warrants. In December 2004, the Company agreed to accelerate vesting of 250,000 of the remaining 500,000 unvested warrants, and cancel the remaining 250,000 unvested warrants. Accordingly, the Company issued a warrant certificate for 750,000 shares. Prior to the vesting of the 250,000 warrants in December 2004, the Company treated the 500,000 unvested warrants as variable and, accordingly, recorded expenses in 2003 and 2004 of approximately $505,000 and $914,000, respectively. Because the warrants fully vested in December 2004, a final valuation and related expense was recorded in 2004 in the amount of $955,000. Since the Company was accounting for the warrants as variable accounting, the accounting modification resulting from the acceleration of the 250,000 warrants was insignificant, and the cancellation of the remaining 250,000 warrants resulted in reversing previously recognized expense in the amount of $710,000. As a result of the December 2004 vesting, the Company is no longer required to recognize an increase or decrease in compensation expense based on the then fair value of such warrants. As of December 31, 2004, 750,000 warrants (including the 500,000 warrants that vested in July 2003 and the remaining 250,000 that vested in December 2004), which expire in 2007 are vested and outstanding.
Employee Share Option Schemes
The Company has two share option schemes, the MatchNet plc 2000 Executive Share Option Scheme (the 2000 Plan) and Spark Networks plc 2004 Share Option Scheme (the 2004 Plan and, collectively, with the 2000 Plan, the Plans), that provide for the granting of share options by the Board of Directors of the Company to employees, consultants, and directors of the Company. In addition, options granted to employees or service providers of our Israeli subsidiary who are residents of Israel are also subject to the Sub-Plan for Israeli Employees and Service providers, which Sub-Plan incorporates the terms of the 2004 Plan by reference.
The exercise price of options granted are based on the estimated fair market value of the ordinary shares on the date of grant. Options granted under the Plans vest and terminate over various periods as defined by each option grant and in accordance with the terms of the Plans. In September 2004, the Board of Directors resolved to cease granting options under the 2000 Plan. However, pursuant to the provisions of the 2000 Plan, all outstanding options previously granted under the 2000 Plan continue in full force and effect. The Company intends to use the 2004 Plan to grant options to employees, consultants, and directors in the future. The 2004 Plan terminates in September 2014, and restricts shares to be issued to a maximum of 17,000,000, with approximately 15,503,000 shares available for future grant as of December 31, 2004.

In July 2003, options were issued to consultants for the purchase of up to 225,000 ordinary shares at an exercise price of $1.90 per share. The Company treated these options as variable and accordingly recorded expenses in 2003 of approximately $219,000 resulting from this transaction. This transaction also resulted in a deferred share compensation balance of approximately $767,000 at December 31, 2003. Of these options, 150,000 were cancelled in the third quarter of 2004 when our relationship with a consultant was terminated and as a result, expense and deferred compensation previously recognized in the amount of $378,000 was reversed. This resulted in a net charge of $22,000 in 2004. During 2004, the remaining 75,000 options were treated as fixed due to a change in employee status. In 2004 the Company recorded expenses of $156,000 related to the variable treatment of the 75,000 options.
In July 2003 and April 2004, loans were made to employees for the exercise of 100,000 and 15,000 options respectively. The loans were deemed a “synthetic” repricing under EITF 00-23 “Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44” and resulted in variable accounting. In 2003 and 2004, the Company recorded expenses of approximately $75,000 and $367,000 resulting from these transactions. These transactions also resulted in a deferred share compensation balance of approximately $286,000 and $182,000 at December 31, 2003 and 2004, respectively. On a quarterly basis, the Company will be required to continuously recognize an increase or decrease in compensation expense based on the fair value of such options.
Information relating to outstanding share options is as follows:

		Weighted
	Number of	average price
	shares	per share

	(in thousands)
Outstanding at December 31, 2000	2,345	$4.57
Granted	3,460	$1.35
Exercised	(100)	$0.89
Cancelled	(1,000)	$3.19

Outstanding at December 31, 2001	4,705	$2.58
Granted	6,043	$2.11
Exercised	(160)	$0.99
Cancelled	(65)	$1.56

Outstanding at December 31, 2002	10,523	$2.34
Granted	1,367	$2.41
Exercised	(816)	$1.39
Cancelled	(765)	$3.33

Outstanding at December 31, 2003	10,309	$2.35
Granted	5,302	$6.42
Exercised	(4,308)	$2.64
Cancelled	(2,306)	$6.54

Outstanding at December 31, 2004	8,997	$3.81

Most options are priced in foreign currency, weighted average price per share calculations are impacted by foreign exchange fluctuations.

The following summarizes information relating to share options outstanding and exercisable at December 31, 2004. On March 27, 2004 a change of control triggered the immediate vesting of certain options when Tiger Technologies acquired more than a 30% share ownership in our Company. Amounts in thousands, except price per share data:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining life	average	Number	average
Range of exercise prices	of shares	(years)	exercise price	of shares	exercise price

$2.31 to $12.01	4,218	4	$5.68	561	$4.66
$2.28	4,060	1	$2.28	4,060	$2.28
$0.96 to $2.11	719	0	$1.46	679	$1.42

	8,997		$3.81	5,300	$2.42

The following summarizes information relating to share options outstanding and exercisable at December 31, 2003.

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining life	average	Number	average
Range of exercise prices	of shares	(years)	exercise price	of shares	exercise price

$2.28 to $7.50	1,020	2	$6.50	910	$6.83
$1.40 to $2.27	6,914	3	$2.11	200	$2.16
$0.89 to $1.39	2,375	2	$1.26	2,340	$1.26

	10,309		$2.35	3,450	$2.78

Shares Subject to Rescission
Under our 2000 Executive Share Option Scheme (“2000 Option Scheme”), the Company granted options to purchase ordinary shares to certain of our employees, directors and consultants. The issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from registration and qualification under federal and California state securities laws, and as a result, the Company may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, the Company may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares. With respect to option grants under the 2000 Option Scheme where the holder exercised all or a portion of the options and sold all of the securities issued upon the exercise of such options on the Frankfurt Stock Exchange following exercise, the Company believes that each of these persons sold for prices in excess of the applicable option exercise prices. Therefore, the Company does not believe that any such person has a claim for damages under federal or California state securities laws.
As of December 31, 2004, assuming every eligible person that continues to hold the securities issued upon exercise of options granted under the 2000 Option Scheme were to accept a rescission offer, the Company estimates the total cost to complete the rescission for such issued securities would be approximately $3.6 million, excluding statutory interest, and $3.8 million including statutory interest at 7% per annum, accrued since the date of exercise of the options. The rescission acquisition price is calculated as equal to the original exercise price paid by the optionee to the Company upon exercise of their option.

The Company accounts for shares which have been issued that may be subject to rescission claims as a put liability based on the price to be paid for equity to be repurchased. Since equity instruments subject to rescission are redeemable at the holder’s option or upon the occurrence of an uncertain event not solely within the Company’s control, such equity instruments are outside the scope of SFAS No. 150 and its related interpretations. Under the SEC’s interpretation of GAAP, reporting such claims outside of stockholders’ equity is required, regardless of how remote the redemption event may be. Thus, the Company has reported $3.8 million as Shares subject to rescission in the accompanying December 31, 2004 consolidated balance sheet.
In addition to shares which have resulted from stock option exercises, it is possible that option grants under the 2000 Option Scheme, which have not yet been exercised, may not have been exempt from qualification under California state securities laws. As a result, we may have potential liability to those employees, directors and consultants to whom we granted options under the 2000 Option Scheme but who have not yet exercised those options. In order to address that issue, we may elect to make a rescission offer to the holders of outstanding options under the 2000 Option Scheme to give them the opportunity to rescind the grant of their options.
Prior to the implementation of FAS 123R in July, 2005 the Company has accounted for stock options under APB 25. Since all of the options under the 2000 Option Scheme were granted at fair market value at the time of grant, no expense or equity is recorded on our financial statements related to these options. Accordingly, no provision is made on our financial statements of December 31, 2004 for options that were granted under the 2000 Option Scheme which are not yet exercised, but may be subject to a rescission offer, if and when made. Should any optionees accept the rescission offer and put their options back to the company, the Company will reflect such activity on our financial statements at that time.
As of December 31, 2004, assuming every eligible holder of unexercised options were to accept a rescission offer, we estimate the total cost to us to complete the rescission for the unexercised options would be approximately $4.0 million, excluding statutory interest at 7% per annum. This amount reflect the costs of offering to rescind the issuance of the outstanding options by paying an amount equal to 20% of the aggregate exercise price for the options.

11.	Employee Benefit Plan
The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by the Company, as defined in the plan. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds, or cash instruments. Contributions made by the Company to the plan for the years ended December 31, 2002, 2003 and 2004 were approximately $88,000, $110,000, and $184,000, respectively.

12.	Segment Information
The Company operates several online personal websites that we have aggregated into three reportable segments: (1) JDate, which consists of our JDate.com Web site and its co-branded Web sites, (2) AmericanSingles, which consists of our AmericanSingles.com Web site and its co-branded Web sites, and (3) Other Businesses, which consist of all our other Web sites and businesses, in accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company has aggregated several of its smaller Web sites into the Other Businesses segment. This segment data represents a change in the manner in which the Company’s chief decision maker has historically viewed the business, which was as a single operating segment. As a result of this change occurring in the fourth quarter of 2004, we have presented resegmented information for all periods presented. Information for our segments is as follows (in thousands):

		Direct		Unallocated
		marketing	Contribution	operating	Operating
	Net revenues	expenses	margin	expenses	loss

Year Ending December 31, 2004
JDate	$23,820	$1,740	$22,080
AmericanSingles	35,224	24,954	10,270
Other Businesses	6,008	4,546	1,462
Corporate				$45,504

Total	$65,052	$31,240	$33,812	$45,504	$(11,692)

Year Ending December 31, 2003
JDate	$16,091	$739	$15,352
AmericanSingles	19,253	15,887	3,366
Other Businesses	1,597	1,769	(172)
Corporate				$29,586

Total	$36,941	$18,395	$18,546	$29,586	$(11,040)

Year Ending December 31, 2002
JDate	$8,372	$224	$8,148
AmericanSingles	6,644	3,970	2,674
Other Businesses	1,336	1,202	134
Corporate				$12,320

Total	$16,352	$5,396	$10,956	$12,320	$(1,364)

Due to our integrated business structure, operating expenses, other than direct marketing expenses, are not allocated to the individual reporting segments. As such, we do not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes. Depreciation and amortization are unallocated in total operating expenses in the individual line items to which the assets provide service. As of December 31, 2004, the Company has unamortized goodwill of $587,000, $1.8 million and $5.6 million related to its JDate segment, AmericanSingles segment, and Other Businesses segment, respectively.

13.	Commitments and Contingencies
Operating Leases
The Company leases its office facilities under operating lease agreements effective through March 2007, providing for annual minimum lease payments as follows (amounts in thousands):

Year Ending

2005	$711
2006	589
2007	85

Total	$1,385

The Company recognized rent expense under operating leases of $246,000, $444,000, and $847,000 for the years ended December 31, 2002, 2003, and 2004, respectively.

Other Commitments and Obligations
The Company has other commitments and obligations consisting of contracts with software licensing, communications, computer hosting and marketing service providers. These amounts totaled $817,000 for less than one year and $408,000 between one and three years. Contracts with other service providers are for 30 day terms or less.
Litigation
Two separate yet similar class action complaints have been filed and are pending against our Company. On June 21, 2002, Tatyana Fertelmeyster filed an Illinois class action complaint against our Company in the Circuit Court of Cook County, Illinois, based on an alleged violation of the Illinois Dating Referral Services Act. In Jason Adelman v. MatchNet plc, Los Angeles Superior Court Case No. BC 306167, the plaintiff filed a nationwide class action complaint against our Company based on an alleged violation of California Civil Code section 1694 et seq., which regulates businesses that provide dating services. In each of these cases, the complaint included allegations that alleged that our Company was a dating service and, as an alleged dating service, our Company is required to provide language in our contracts that allows members to rescind their contracts within three days, that allows reimbursement of a portion of the contract price if the member dies during the term of the contract and/or that allows members to cancel their contracts in the event of disability or relocation. Causes of action include breach of applicable state and/or federal laws, fraudulent and deceptive business practices, breach of contract and unjust enrichment. The plaintiffs are seeking remedies including declaratory relief, restitution, actual damages although not quantified, treble damages and/or punitive damages, and attorney’s fees and costs.
Huebner v. InterActiveCorp., Superior Court of the State of California, County of Los Angeles, Case No. BC 305875 involves a similar action brought against InterActiveCorp’s Match.com that has been ruled related to Adelman, but the two cases have not been consolidated. Adelman and Huebner each seek to certify a nationwide class action based on their complaints. Because the cases are class actions, they have been assigned to the Los Angeles Superior Court Complex Litigation Program. The court has ordered a bifurcation of the liability issue, and a hearing will be scheduled to determine whether, as matter of law, the California Dating Services Act applies to our business. If the court determines that the Act is inapplicable, all further expenses associated with discovery and class certification can be avoided.
The Company has filed a motion for summary judgment and the court has certified an Illinois class in the case brought by Ms. Fertelmeyster. The purported class includes all of our members in Illinois for the five years preceding the filing of the action.
The Company believes that each of the plaintiffs’ purported class action lawsuits is without merit and will defend against each of them vigorously. No assurance can be given, however, that these matters will be resolved in the Company’s favor.
On July 13, 2001, Liveworld, Inc. filed a complaint in the Santa Clara County Superior Court in California against the Company and SocialNet, Inc. In February 2001, the Company purchased the outstanding shares of SocialNet pursuant to a share exchange agreement. The plaintiff contended that the Company assumed the obligations of SocialNet pursuant to a letter agreement to purchase $1.5 million of services from the plaintiff and that the Company failed to purchase the services and induced SocialNet to breach the letter agreement with the plaintiff. The complaint, as amended, alleged breach of contract, breach of implied covenant of good faith and fair dealing, quantum meruit, fraud, intentional interference with contract and fraudulent transfers. The plaintiff sought compensatory damages in the approximate amount of $1.1 million plus interest and punitive damages. In July 2002, the Company filed a cross-complaint for declaratory relief and rescission and, in November 2002 the Company filed a demurrer on the interference with contract claim, which was overruled. In September 2003, the Company moved for summary judgment, which was denied. The court had scheduled a trial date in March 2005, however in February 2005 the Company settled this litigation for $400,000, which was paid in March 2005.
The Company and its subsidiaries have additional existing legal claims and may encounter future legal claims in the normal course of business. In the opinion of the Company, the resolution of the existing legal claims are not expected to have a material impact on the Company’s financial position or results of operations. The Company believes it has accrued appropriate amounts where necessary in connection with the above litigation.

14.	Related Party Transactions
Pursuant to then-existing compensation arrangements, the Company made advances to two executive employees, Joe Y. Shapira and Alon Carmel, of approximately $700,000 each as payments under guaranteed compensation arrangements as of December 31, 2002. During 2003, the Board of Directors declared the guarantees to have been earned during the year and the receivable was charged against operating results. As of December 31, 2003, Joe Y. Shapira was the Chief Executive Officer and is currently the Executive Chairman of the Board. Alon Carmel was the President as of December 31, 2003 and is no longer employed by the Company.
In 2003, the Company entered into a verbal marketing arrangement with Remote Concepts LLC, an entity owned 32.5% by each of Joe Y. Shapira and Alon Carmel. Remote Concepts LLC has developed a table top wireless paging system for use by patrons at restaurants. Further to the verbal arrangement, the Company expensed $120,000 paid to Remote Concepts LLC for ad placement on these systems.
In 2004, Adam Kravitz resigned as our General Counsel. In connection with his resignation and further to the terms of his employment agreement, the Company paid Mr. Kravitz as severance an aggregate of approximately $2.4 million. Mr. Kravitz resigned from the Board of Directors in June 2004.
In 2004, the Company entered into an agreement with Efficient Frontier, a provider of online marketing optimization services to procure and manage a portion of our online paid search and keyword procurement efforts. The Chief Executive Officer of Efficient Frontier is Ms. Ellen Siminoff, who is the wife of the current Chief Executive Officer, David E. Siminoff. The Company paid approximately $61,000 to Efficient Frontier in 2004. The Company has a contract with Efficient Frontier that calls for minimum payments of $6,000 per month through July 2005.
In 2004, the Company invested $250,000 in Yobon, Inc., a provider of web toolbar technology. The investment was in the form of convertible debt, which will convert into equity upon Yobon’s completion of an equity financing, if such equity financing is completed within certain timeframes. The Chief Technology Officer, Phil Nelson, is the Chairman of Yobon.
Several relatives of each of Joe Y. Shapira, our Executive Chairman of the Board, and Alon Carmel, the Company’s former Co-Executive Chairman of the Board, hold non-executive positions with our Company and Spark Networks Israel.

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of
Point Match Ltd. (An Israeli Corporation)
We have audited the consolidated balance sheets of POINT MATCH LTD. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows — for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and 2002 and the consolidated results of its operations, changes in shareholders’ equity (deficit) and cash flows — for each of the three years in the period ended December 31, 2003 — in nominal values, in accordance with generally accepted accounting principles in Israel. Such Israeli accounting principles, as applicable to these financial statements, differ in certain respects from accounting principles generally accepted in the United States as described in Note 11 to these financial statements.

/s/ Ziv Haft

Ziv Haft
Certified Public Accountants (Isr.)
BDO member firm
Tel-Aviv
July 29, 2004

POINT MATCH LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2003	2002

		(NIS)
		(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	3	336	263

FIXED ASSETS, NET	4	360	444

ASSETS RELATED TO DISCONTINUED OPERATIONS	9	6,523	4,249

		7,219	4,956

CURRENT LIABILITIES:
Credit from banks		371	394
Trade payables		84	58
Related party	5	257	214

		712	666

LONG-TERM LIABILITIES:
Convertible loan from related party	6	—	231

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	9	7,173	1,848

LIENS AND COMMITMENTS	7
SHAREHOLDERS’ EQUITY (DEFICIT)	8	(666)	2,211

		7,219	4,956

/s/ Zion Madmon Zion Madmon C.E.O. and Board Member	/s/ Nadav Palti Nadav Palti Chairman of the Board
Dated: July 29, 2004
The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

	Notes	2003	2002	2001

		(NIS)
		(in thousands)
Revenues		823	279	—
Cost of revenues		691	279	—

Gross profit		132	—	—
Marketing and advertising expenses		222	88	—
General and administrative expenses		265	156	128

Operating Loss		(355)	(244)	(128)
Financial (expenses) income, net		(151)	(69)	26

Loss before taxes on income		(506)	(313)	(102)
Income tax expenses		—	—	—

Loss from continuing operations		(506)	(313)	(102)
Loss from discontinued operations	9	(3,900)	(811)	(1,057)

Net loss		(4,406)	(1,124)	(1,159)

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.
(An Israeli Corporation)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

			Translation
			adjustments to
			financial
			statements of
		Additional	autonomous		Retained	Total
	Share	paid-in	foreign investee	Shares to	earnings	shareholder’s
	capital	capital(*)	companies	be issued	(deficit)	equity (deficit)

	(NIS)
	(in thousands)
Balance as of January 1, 2001	13	2,602	—	—	(642)	1,973
Changes during 2001:
Issuance of share capital	3	1,886	—	—	—	1,889
Shares to be issued (see Note 7B)	—	—	—	285	—	285
Net loss	—	—	—	—	(1,159)	(1,159)

Balance as at December 31, 2001	16	4,488	—	285	(1,801)	2,988
Changes during 2002:
Issuance of share capital	1	365	—	(366)	—	—
Shares to be issued (see Note 7B)	—	—	—	347	—	347
Net loss	—	—	—	—	(1,124)	(1,124)

Balance as at December 31, 2002	17	4,853	—	266	(2,925)	2,211
Changes during 2003:
Issuance of share capital	4	1,634	—	(266)	—	1,372
Adjustments resulting from translation of financial statements of subsidiary	—	—	157	—	—	157
Net loss	—	—	—	—	(4,406)	(4,406)

Balance as at December 31, 2003	21	6,487	157	—	(7,331)	(666)

(*)	Net of issuance costs.
The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(NIS)
	(in thousands)
Cash flow from operating activities:
Net loss for the year	(4,406)	(1,124)	(1,159)
Adjustments required to present net cash used in operating activities (Appendix A)	4,331	1,237	1,066

Net cash provided by (used in) continuing operating activities	(75)	113	(93)
Net cash provided by (used in) discontinued operations	(319)	851	(357)

Net cash provided by (used in) operating activities	(394)	964	(450)

Cash flows from investing activities
Net cash used in discontinued operations, net	(381)	(1,570)	(1,576)

Net cash used in investing activities	(381)	(1,570)	(1,576)

Cash flows from financing activities
Short-term credit from banks and others	(23)	394	(2)
Loan from related party	—	—	200
Issuance of share capital (net of issuance costs)	890	—	1,889

Net cash provided by continuing financing activities	867	394	2,087

Net cash provided by financing activities	867	394	2,087

Translation adjustments in respect of cash balance in foreign subsidiaries operating independently	(19)	—	—

Increase in cash and cash equivalents from continuing operations	792	507	1,994
Decrease in cash and cash equivalents from discontinued operations	(700)	(719)	(1,933)
Cash and cash equivalents at beginning of year	263	475	414

Cash and cash equivalents at end of year	336	263	475

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Appendix A — Adjustments required to present net cash used in continuing operating activities:

	Year ended December 31,

	2003	2002	2001

	(NIS)
	(in thousands)
Income and expenses not involving cash flows:
Loss from discontinued operations	3,900	811	1,057
Depreciation	349	325	—
Erosion of value of long-term loans and accrued interest	13	31	2

	4,262	1,167	1,059

Changes in assets and liabilities
Increase in trade payables	26	58	—
Increase in related party	43	12	7

	69	70	7

Total	4,331	1,237	1,066

Appendix B — Non-cash transactions

	Year ended December 31,

	2003	2002	2001

	NIS
	(in thousands)
Purchase of other assets against trade payables	—	418	—

Conversion of related party loan to share capital	244	—	—

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Appendix C — Supplemental Cash Flows Information:

	Year ended December 31,

	2003	2002	2001

	NIS
	(in thousands)
Interest	74	24	4

Income tax	9	8	8

The accompanying notes are an integral part of the financial statements.

Note 1 —	General:
A. Point Match Ltd. (hereinafter — the “Company”) was incorporated on December 21, 1999 as a company engaged in the management and operation of an Internet personal services, whereby single individuals are able to post information about themselves (“profile”) on the Company Web sites and search and contact other individuals who have posted profiles. The Company commenced operations in February 2000. The site’s business model is based on the sale of subscriptions, advertising space and other sundries. The address of the site is www.cupid.co.il.
Commencing in 2001, the Company operates similar sites in the U.S. (www.jcupid.com and www.cupidusa.com), through its wholly owned (100%) U.S. subsidiary, Point Match USA, Inc.
B. In November 2003, the Company signed an agreement with Matchnet (Israel) Ltd. for the sale of certain assets in the field of providing Internet personal services. The closing of the agreement was in January 2004. The assets are a database and trademarks, as defined in the agreement, which belong to the Company and its U.S. subsidiary. The said assets do not include any tangible assets, technology or end-user equipment nor do they include Cupid U.S.A. The consideration paid was an amount of U.S.$5.7 million in respect of the assets in Israel and an amount of U.S.$0.5 million for the assets in the U.S.A.
The consideration was received subsequent to the balance sheet date.
As a result of the sale the Company recorded a gain at the amount of NIS 26,532 thousands in 2004.
For tax purpose the sale was recorded in Israel in 2003. The Company recorded a liability to the Tax Authorities at the amount of NIS 5,371 thousands. Against the liability the Company recorded deferred tax asset due to the fact that the sale was recorded in the Company’s books only in 2004.
C. Accounting Principles:
The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain aspects from those followed in the United States (“U.S. GAAP”), as described in Note 11.

Note 2 —	Significant Accounting Policies:
A. Definitions:
In these financial statements:

Company	Point Match Ltd.
Subsidiary	A company in which the Company has direct control and the financial statements of which are consolidated with those of the Company.
Index	The Consumer Price Index (“CPI”), as published by the Central Bureau of Statistics in Israel.
Related parties	As defined in the Opinion No. 29 of the Institute of Certified Public Accountants in Israel.
B. Historical cost:
The financial statements were prepared on the basis of the historical cost convention. Information regarding the changes in the purchasing power of the Israeli currency, as required by pronouncements of the Institute of Certified Public Accountants of Israel, has not been included in the financial statements since it was immaterial. Data regarding the Index and the exchange rates of the U.S. dollar (“dollar”) are presented below:

	December 31,

	2003	2002	2001

Index (in points)	99.4	101.31	95.13
Dollars (NIS per dollar)	4.379	4.737	4.416

	Percentage of change For
	the year ended
	December 31,

	2003	2002	2001

Index	(1.89)	6.50	1.4
Dollar	(7.56)	7.27	9.28
C. Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary — Point Match USA Inc. Intercompany balances and transactions have been eliminated upon consolidation.
D. Use of estimates:
The preparation of the financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
E. Cash equivalents
Cash equivalents are unrestricted short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less.
F. Provision for doubtful accounts:
Provision for doubtful accounts is computed on a specific basis in respect of accounts the collection of which, in the opinion of the Company’s management, is in doubt.
G. Investments:
Investments in companies, in which the Company can exercise significant influence over operating and financial policy, are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.
H. Fixed asset:
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method, at annual rates considered adequate to depreciate the assets over their estimated useful lives.
I. Development costs:
In accordance with the accounting treatment stipulated by SOP-98-1 and E.I.T.F 00/2, design and development costs of the interactive internet site which were incurred subsequent to the end of the initial development phase were capitalized to fixed assets. The costs incurred during the initial development phase and the costs of maintaining the site, which was ready for its designated use, were expensed when incurred. In 2003, the balance was written off since the major activity of the Company was sold and in view of the uncertainty in realization and utilization of this asset — see Note 1B.

J. Revenue recognition:
Revenues from sales of subscriptions are recognized in accordance with the length of the subscription period and collected monthly. Revenues from advertising services are recognized as services provided.
K. Translation and adjustment of the financial statements of foreign investee companies — an autonomous unit:
The financial statements of the subsidiary, whose functional currency is the U.S. dollar (“dollar”), have been prepared in dollars, and are included in the consolidated financial statements by the closing rate method, as defined in Interpretation 8 of Opinion 36 of the Institute of the Certified Public Accountants in Israel, whereby all financial statement items are translated to NIS at the exchange rate prevailing on the date of the financial statements. Translation adjustments arising from the aforesaid are carried to “translation adjustments” in shareholders’ equity. For the years ended 2001 and 2002 transaction adjustments were immaterial and charged to finance expenses.
L. Deferred income taxes:
The Company accounts for taxes on income by the liability method of accounting for taxes on income.

1. Deferred taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes.

2. The Company has not recorded deferred income taxes for the realization of investments in a subsidiary or in affiliates that management intends to retain, or if the realization is expected to result in a capital loss. Similarly, deferred income taxes have not been provided for future taxable dividend distributions from a subsidiary, since it is not expected to result in an additional tax liability (see also Note 9.B.3.(f)).

3. The Company does not provide deferred income taxes when the utilization of the losses for tax purposes is uncertain, due to a history of losses.
M. Effect of recently issued Accounting Pronouncements:

1. In October 2001, the Israel Accounting Standards Board published Standard No. 12 on the discontinuation of the adjustment of financial statements. In accordance with this Standard, the adjustment of financial statements will cease beginning January 1, 2003. In December 2002, the IASB published Standard No. 17, which defers the application of Standard No. 12 to January 1, 2004. Until December 31, 2003, the Company will continue to prepare historical financial statements. The Company did not include in its financial statements a note presenting adjusted balance sheets and an adjusted statements of changes in shareholders’ equity nor did it present details of the manner in which the amounts contained in the financial statements were computed, as required by Standard No. 12. The impact of standard No. 12 on the Company’s financial statements is immaterial.

2. In October 2001, the Israeli Accounting Standards Board published Accounting Standard No. 13, The Effect of Changes in Foreign Exchange Rates. The Standard deals with the translation of foreign currency transactions and translation of financial statements of foreign entities to be incorporated into the financial statements of the reporting enterprise. Furthermore, the Standard establishes rules for defining and accounting for foreign operations integral to the operations of the reporting enterprise and for independently-operating foreign entities.
Standard No. 13 replaces the provisions in Interpretation No. 8 and Interpretation No. 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel. Standard No. 13 will be effective for financial statements beginning with January 1, 2004, as a result of the deferral of its application by Accounting Standard 17, Deferral of the Date of Discontinuing Adjusting Financial Statements for Inflation and Deferral of the Effective Date of Israel Accounting Standard No. 13, The Effects of Changes in Foreign Exchange Rates. The Company will adopt Standard No. 13 prospectively.

N. Initial implementation of accounting pronouncements:
Accounting Standard No. 15 of the Israeli Accounting Standards Board, Impairment of Assets, which was published in January 2003 and which is effective for financial statements for periods beginning January 1, 2003 and thereafter, was initially applied by the Company in these financial statements. Accounting Standard No. 15 deals with the manner of measurement and presentation of the impairment of assets, including investees and excluding assets outside the scope of the Standard. The Standard provides, inter alia, that the test for establishing and measuring impairment is a comparison of the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of the net selling price of the asset and its value in use. Furthermore, the Standard specifies the signs indicating impairment of an asset, and the disclosures required when impairment has occurred.
The Company has implemented the Accounting Standard No. 15 prospectively and wrote down in 2003 capitalized development costs at the amount of NIS 1,885 thousands.

Note 3 —	Cash and Cash Equivalents:
Composition:

	December 31,

	2003	2002

	NIS thousands
In NIS
Cash on hand and in banks	—	8

In foreign currency
Cash in banks	313	227
Deposits	23	28

	336	255

Total	336	263

Note 4 — Fixed Assets, Net:
Composition:

		Office
		Furniture &
	Computers	Equipment	Total

	NIS thousands
Cost:
As of January 1, 2003	1,019	123	1,142
Additions	102	163	265

As of December 31, 2003	1,121	286	1,407

Accumulated depreciation:
As of January 1, 2003	679	19	698
Additions	264	85	349

As of December 31, 2003	943	104	1,047

Undepreciated balance as of December 31, 2003	178	182	360

Undepreciated balance as of December 31, 2002	340	104	444

Rate of depreciation (%)	33	6-10

Note 5 —	Related Party:
Company controlled by one of the shareholders.
The account is unlinked and does not bear interest. Subsequent to the balance sheet date the account was fully paid.

Note 6 —	Convertible Loan From Related Party:
The loan was granted from one of the shareholders.
The loan is linked to the Index and bears interest at a rate of Prime + 1.5%. The interest is accumulated and was not paid to the shareholder. In December 2003, the loan was converted into 54,842 shares.

Note 7 —	Liens and Commitments:
A.     The Company placed a fixed lien in favor of the bank on all of its funds, payments, and rights currently due or due in the future from credit card companies.
B.     During 2001 the Company entered into an agreement with “Yedi’ot Aharonot (hereinafter — “Yedi’ot”) (an Israeli daily newspaper) whereby the Company will advertise the Point Match websites on and off the Yedi’ot Group’s websites.
Until December 2003 the Company allotted Yedi’ot 144 thousands shares in respect to the said agreement.
Advertising services rendered during the years 2001 and 2002 were reported in the income statement, against “shares to be issued”. The advertising services were recorded at the fair value of advertising prices at Yedi’ot Group’s websites (see also Note 8.A.2).

Note 8 —	Shareholders’ Equity:
A.     Share capital authorized, issued and outstanding:

	December 31,		December 31,		December 31,

	2003	2003	2002	2002	2001	2001

		Issued and		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding

	NIS		NIS		NIS

Ordinary shares NIS 0.01 par value each	38,100	20,686	38,100	16,936	38,100	16,330
Number of shares	3,810,000	2,068,660	3,810,000	1,693,656	3,810,000	1,632,905

1. During 2001, the Company issued 18% of its share capital to Mapal Communications Ltd. (hereinafter — “Mapal”) in return for an amount of NIS 1,700 thousand. As of December 31, 2003, Mapal holds 29.2% of the share capital of the Company.

2. During the years 2002 and 2003, the Company issued 143,994 ordinary shares, par value NIS 0.01 each, to the “Yediot Acharonot” Group for advertising services at the amount of NIS 870 thousands, as described below (see also Note 7B):

a) In 2002 — 60,751 shares for advertising services at the amount of NIS 366 thousands.

b) In 2003 — 83,243 shares for advertising services at the amount of NIS 504 thousands.

3. During 2003, the Company issued 375,004 ordinary shares, par value NIS 0.01 each for an amount of NIS 1,634 thousands as described below:

a) 54,842 shares to a shareholder for conversion of a loan at the amount of NIS 244 thousands (see also Note 6).

b) 83,243 shares to “Yediot Acharonot” for advertising services at the amount of NIS 503 thousands (see paragraph 2 above).

c) 177,689 shares to shareholders for an amount of NIS 659 thousands.

d) 59,230 shares were sold to employees for an amount of NIS 228 thousands.
B.     Dividend declared subsequent to the balance sheet date:
In February 2004 and July 2004, the Company declared and paid dividends of NIS 12,500 thousands and NIS 600 thousands, respectively.

Note 9 —	Discontinued Operations:
A.     In November 2003, the Company signed an agreement with Matchnet (Israel) Ltd. For the sale of certain assets in the field of providing Internet personal services. The closing of the agreement was in January 2004. The assets are a database and trademarks, as defined in the agreement, which belong to the Company and its U.S. subsidiary. The said assets do not include any tangible assets, technology or end-user equipment nor do they include cupid U.S.A.
The consideration paid was an amount of U.S. $5.7 million in respect of the assets in Israel and an amount of U.S. $0.5 million for the assets in the U.S.A.
As a result of the above-mentioned sale, the Company ceased its operation in this business.
The discontinuance of operations involved:

1. Termination of all employees whose time was substantially devoted to this business.

2. Disposal of the equipment that could not be used elsewhere.
The operations and cash flows of this business have been separated from the other operations of the Company as a result of this sale.
The assets and liabilities allocated to the discontinued operations were presented in separate items, following “fixed assets, net” and after “long-term liabilities”, in accordance with Israeli Accounting Standard 8, Discontinued Operations. In the consolidated statements of operations, the loss from discontinued operations is presented as a separate line item.
The results of operations and cash flows of the discontinued business for 2001 and 2002 have been reclassified in the consolidated statements of operations and in the related consolidated statements of cash flows as discontinued operations. The assets and liabilities that related to discontinued business at 2002 have been reclassified in the consolidated balance sheets as discontinued operations.
The results of operations, including revenues and operating expenses of the continuing operations, are associated with cupid U.S.A. Overhead expenses and financial expenses were not allocated to discontinued operations.

B.     Information on the discontinued operations is provided below:
      1.     Assets of discontinued operations:

	December 31,

	2003	2002

	(NIS thousands)
Trade receivable(a)	659	738
Other accounts receivable(b)	5,721	127
Fixed assets, net	143	2,911
Other assets, net(c)	—	473

Total assets allocated to the discontinued operations	6,523	4,249

           (a)     Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
Trade accounts receivable	140	282
Credit card companies	455	427
Notes receivable	64	29

Total	659	738

           (b)     Composition:

	December 31,

	2003	2002

	(NIS thousands)
Government departments	—	25
Prepaid expenses	235	72
Deferred taxes (see Note 9B-3(f) and Note 1B)	5,456	—
Other	30	30

Total	5,721	127

(c) During October 2002, the Company signed an agreement for the purchase of a database, whereby it purchased an up-to-date database of English-speaking members. According to the agreement, commencing in December 2002, the Company will pay an amount of U.S.$100 thousand in nine monthly installments. The expected useful life of the database is 12 months and it will be used by the U.S. subsidiary.
      2.     Liabilities of discontinued operations:

	December 31,

	2003	2002

	(NIS thousands)
Trade payables(a)	834	1,452
Other accounts payables(b)	6,330	389
Severance pay, net	9	7

Total liabilities allocated to the discontinued operations	7,173	1,848

           (a)     Composition:

	December 31,

	2003	2002

	(NIS thousands)
Trade accounts payable	337	1,005
Notes payable	482	299
Accrued expenses	15	148

Total	834	1,452

           (b)     Composition:

	December 31,

	2003	2002

	(NIS thousands)
Employees and other wage and salary related liabilities	691	300
Income Tax payable (see Note 1B)	5,371	—
Government departures	255	89
Others	13	—

Total	6,330	389

      3.     Business results:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Revenues(a)	9,571	7,705	3,890
Cost of revenues(b)	8,379	5,274	2,035
Development expenses, net(c)	—	—	—
Marketing and advertising expenses	1,973	1,688	1,686
General and administrative expenses(d)	1,268	1,554	1,226

Operating loss	(2,049)	(811)	(1,057)
Other Expenses(e)	1,885	—	—

Loss before taxes and income	(3,934)	(811)	(1,057)
Income tax benefits(f)	(34)	—	—

Net loss	(3,900)	(811)	(1,057)

           (a)     Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Revenues from sales of subscriptions	8,803	7,040	3,374
Revenues from advertising services	768	665	516

Total	9,571	7,705	3,890

Sales of subscription in the U.S.	2,833	2,411	534

           (b) Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Wage and related expenses	4,833	2,614	730
Depreciation and amortization	1,809	1,110	828
Site operation and maintenance	1,451	1,406	311
Others	286	144	166

Total	8,379	5,274	2,035

           (c) Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Research and development expenses	—	1,168	1,455
Capitalized to fixed assets	—	(1,168)	(1,455)

Total	—	—	—

           (d) Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Wage and related expenses	429	472	467
Management fees to related party	227	212	222
Travel abroad	—	83	81
Professional services	34	123	94
Others	578	664	362

Total	1,268	1,554	1,226

           (e) Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Write down of capitalized development costs	1,885	—	—
Total	1,885	—	—
As a result of the business sale the Company wrote down its investment in the website’s platform development because there is uncertainty regarding its fair value.
           (f) 1) Income tax benefits included in statements of operations:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Current taxes in Israel	5,422	—	—
Deferred taxes in Israel	(5,456)	—	—

Total	(34)	—	—

           2) Deferred taxes:
                a. Composition.

	Temporary	Provision for
	differences*	vacation pay	Total

	(NIS thousands)
Balance at January 1, 2003	—	—	—
Changes in 2003:
Change included in statements of operations	5,422	34	5,456

Balance at December 31, 2003	5,422	34	5,456

Deferred taxes were computed at a tax rate of 36%.

*	Gain from sale of certain assets (see note 1B), which were recorded for tax purposes in 2003 and reflected in the financial statements in 2004.
                b. Presentation in balance sheets:

	2003	2002

	(NIS thousands)
Stated in current assets of discontinued operations	5,456	—

Total included in balance sheets	5,456	—

3) Measurement of taxable income under the Income Tax (Inflationary Adjustment Law, 1985):
The Company is subject to the Income Tax Law (Inflationary Adjustments) — 1985, which instituted measurement of expenses for income tax purposes on a “real” basis. The adjustments required by this law are designed to adjust results of operations for income tax purposes in nominal values to the shekel of the end of the year (on the basis of changes in the Index).
           4) Income tax assessment:
The Company has final tax assessments up to and including the 2003 tax year. Overseas subsidiary has not been assessed for income tax purpose since incorporation.

5) A reconciliation between the theoretical tax expenses, assuming all income is taxable at the statutory rates (36%) applicable in Israel and the actual tax expenses, is as follows:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Loss before taxes on income	(4,440)	(1,124)	(1,159)

Theoretical tax expenses (benefits)	(1,598)	(405)	(417)
Carry forwards losses and other temporary differences, for which deferred taxes were not provided, net	—	386	395
Losses for which deferred taxes were provided	1,546	—	—
Non-deductible expenses	18	19	22

Taxes on income in statements of Operations *	(34)	—	—

Effective tax rate(%)	0.8	—	—

*	All income taxes are domestic.

           6) Tax reform:
On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

Note 10 —	Transactions with Related Parties:
           Composition:

	Year ended December 31,

	2003	2002	2001

	(NIS thousands)
Salaries to shareholders	535	618	490

Management fees paid to a related company	284	236	247

Note 11 —	Effect of Material Differences Between Israeli GAAP and U.S. GAAP:
The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below. These differences have no significant effect on the net loss of the Company.
A. Accrued severance pay:
According to Israeli GAAP, accrued severance pay is included in the balance sheet net, and income earned on funded amounts is deducted from the severance pay.
According to U.S. GAAP, accrued severance pay is included in the balance sheets at the total liability amount and at total amounts funded through provident fund and insurance policies. Income earned on the funded provision is added to funded severance pay.
The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.
B. Impairment of long-lived assets:
According to U.S. GAAP, the Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.
According to Israeli GAAP, Accounting Standard No. 15, “Impairment of Assets”, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.
There was no impairment loss due to either Israeli GAAP or U.S. GAAP, except of write down of capitalized development costs in 2003 at the amount of NIS 1,885 thousands (see Note 9.B.3(e)).
C. Treatment of deferred income taxes:
Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.
As of December 31, 2002, all deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli GAAP and U.S. GAAP. In 2003, a deferred tax asset was recorded against a tax liability (see also Note 1B).
A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2003	2002

	(NIS thousands)
Temporary differences	5,456	50
Net operating loss carry forward	—	1,070

	5,456	1,120
Valuation allowance	—	(1,120)

Net deferred tax assets	5,456	—

For the year ended December 31, 2002, the valuation allowance increased by NIS 637 thousands. The Company incurred substantial tax losses, and therefore the Company’s management could not determine that it is more likely than not that the deferred tax asset relating to net operating losses will be realized. There was no effect of those differences between Israeli GAAP and US GAAP on the balance sheets and on the statements of operations.
D. Comprehensive income:
Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component. Under U.S. SFAS 130, “Reporting Comprehensive Income” the Company should include and display specific income component as comprehensive income as part of the shareholders equity.
E. Translation and adjustment of the financial statements of foreign investee companies — an autonomous unit:
Under Israeli GAAP the financial statements of the subsidiary, whose functional currency is the U.S. dollar (“dollar”), have been prepared in dollars, and are included in the consolidated financial statements by the closing rate method, as defined in Interpretation 8 of Opinion 36 of the Institute of the Certified Public Accountants in Israel, whereby all financial statement items are translated to NIS at the exchange rate prevailing on the date of the financial statements. Translation adjustments arising from the aforesaid are carried to “translation adjustments” in shareholders’ equity.
Under U.S. GAAP, the financial statements of the subsidiary whose functional currency is the dollar, transactions and balances have been translated under the principles prescribed in Statement of

Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”). Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at appropriately weighted average exchange rates. Differences resulting from such translation are presented as a separate component of shareholder’s equity under the caption “Accumulated Other Comprehensive Income”.
The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.
F. Recently issued accounting pronouncements:
In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, and revised the Interpretation in December 2003. FIN 46(R) requires an investor with the majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities in which they are currently engaged and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46(R) were effective immediately for arrangements entered into with new VIEs created after December 31, 2003. The consolidation requirements apply to all entities in the first annual period beginning after December 15, 2004. As of December 31, 2003, the Company does not expect the adoption of FIN 46(R) to have a material impact on its consolidated financial statements.
In May 2003, the FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company’s financial position or result of operations.
G.     The effect of the material differences between Israeli GAAP and U.S. GAAP of the aforementioned items on the financial statements, is as follows:
      On comprehensive income:

	Year ended
	December 31,

	2003	2002

	(NIS thousands)
Net loss accounting to U.S. GAAP	(4,406)	(1,124)
Other comprehensive income:
Adjustments resulting from translation of financial statements of subsidiary	157	—
Comprehensive loss	(4,249)	(1,124)

      Changes in comprehensive income accounts for the period:

Adjustments resulting
from translation of
financial results of
investees

(NIS thousands)
Balance as of January 1, 2003	—
Changes during 2003	157

Balance as of December 31, 2003	157

H.     Discontinued operations:
Under U.S. GAAP (FAS 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets”), long-lived assets classified as held for sale shall be presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively in the balance sheet. Those assets and liabilities shall not be offset and presented as a single amount.
Under Israeli GAAP (Standard no. 8 — “Discontinued Operations”), the total amounts of all the assets and liabilities allocated to discontinued operations shall be presented separately in the balance sheet, in a single amount of assets in a different line after “Other assets” and in a single amount for liabilities in a different line after “Long-term liabilities” (see Note 9 for the effect of this difference on individual line items in the balance sheet).

Note 12 —	Events Occurring Subsequent to the Balance Sheet Date:
A.     As to Dividends declared after the balance sheet date see note 8B.
B.     In July 2004, the company signed an addendum asset purchase agreements with Matchnet (Israel) Ltd. From November 2003.
According to the addendum the Company sold all of its rights, title and interest in trademarks and service marks associated with the brand name “Cupidon” in Israel including all goodwill.
The goodwill related to the Company’s share of the business of dating via cellular phones in Israel and to the business of dating via Interactive Voice Response in Israel.
The consideration paid was in amount of US$260,000.

                                            American Depositary Shares
SPARK NETWORKS PLC
Representing                                 Ordinary Shares

PROSPECTUS

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Piper Jaffray
Thomas Weisel Partners LLC
ThinkEquity Partners LLC
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of ordinary shares (in the form of ADSs) being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$8,828
NASD filing fee		$8,000
Nasdaq National Market listing fee	$	*
Printing and engraving costs	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue Sky fees and expenses	$	*
Transfer Agent and Registrar fees	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers
Pursuant to Article 147 of our company’s Articles of Association, every person who is a director or officer of our company may be indemnified out of our funds for all costs, charges, losses, expenses and liabilities incurred in the actual or purported execution and/or discharge of such person’s duties and/or the exercise or purported exercise of such person’s powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity includes indemnification for any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of our company and in which judgment is given in his favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.
Under Section 310 of the Companies Act 1985, as amended, we may not currently indemnify an officer or director against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to our company, except that under Section 310(3) of the Companies Act 1985, we are not prevented, inter alia, (a) from purchasing and maintaining for any such officer insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or he is acquitted, or in connection with certain applications in which relief is granted to him by the court.
An amendment to the Companies Act 1985 will take effect April 6, 2005 and will provide certain relaxations of the restrictions described in the previous paragraph. These changes will allow our company to:

•	Indemnify directors in respect of proceedings brought by third parties (covering both legal costs and the financial costs of any adverse judgment, except for the legal costs of unsuccessful defenses of criminal proceedings, fines imposed in criminal proceedings and penalties imposed by certain regulatory bodies);

•	Pay directors’ defense costs as they are incurred, including if the action is brought by the company itself. A director in this situation would still be liable to pay any damages awarded to our company and to repay his defense costs to the company if his defense were unsuccessful, other than where the company chooses to indemnify him in respect of legal costs incurred in certain types of civil third party proceedings; and

•	Indemnify our officers who are not directors without many of the restrictions that apply to indemnification of directors.
We will be required to disclose such indemnities in our annual directors’ report which is publicly filed with the Registrar of Companies for England and Wales. Shareholders will also be able to inspect any relevant indemnification agreement.
We intend to enter into indemnification agreements with our directors and executive officers which will require us to indemnify them from and against all liabilities, costs, including legal costs, claims, actions, proceedings, demands, expenses and damages arising in connection with the performance by them of their respective duties to the fullest extent permitted by our Memorandum and Articles of Association and applicable law, each as modified from time to time. We may ask our shareholders to approve an amendment to our Articles of Association to reflect the Companies Act 1985 amendment referred to above relating to indemnification of directors and officers which takes effect on April 6, 2005.
We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses our company for those losses for which we have lawfully indemnified our directors and officers. The policy contains various exclusions.

Item 15.	Recent Sales of Unregistered Securities
During the last three years, we have issued unregistered securities to the persons described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder, except as specified below. All recipients had adequate access, through their relationships with us, to information about us.
During the last three years, we have issued unregistered securities to the persons, described as follows:

1. In January 2004, we issued 600,000 ordinary shares to two accredited investors in a private placement for cash consideration of approximately $3,700,000.

2. Since February 2002, we issued warrants to purchase ordinary shares to the following investors:

•	In July 2003, warrants were issued to Europlay Capital Advisors, LLC for the purchase of up to 1,000,000 ordinary shares at an exercise price of $2.81 per share. In December 2004, the number of warrants issued to Europlay Capital Advisors, LLC was reduced to 750,000.

3. In February 2005, we issued 20,000 ordinary shares to an accredited investor upon exercise of a warrant for cash consideration of $56,200.
In addition, from January 1, 2002 to December 31, 2004, we issued 5,282,982 ordinary shares upon the conversion of options granted to directors, officers, employees and consultants under our 2000 Executive Share Option Scheme (“2000 Option Scheme”) with per share exercise prices ranging from $0.96 to $7.50, and a weighted average exercise price of $2.53 per share. The issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from qualification under California state and federal securities laws, and as a result, we may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, we may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares.

Item 16.	Exhibits and Financial Statement Schedule
(a)     Exhibits

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Memorandum of Association of Registrant dated September 3, 1998
3.2		Amendment to Memorandum of Association dated January 10, 2005 (Name Change)
3.3		Articles of Association of Registrant, as amended April 11, 2000 and December 10, 2004
4	.1*	Form of Deposit Agreement
4	.2*	Form of ADR
4	.3*	Specimen ordinary share certificate
5	.1*	Opinion of Steptoe & Johnson

Exhibit
Number		Description of Exhibit

10.1		Lease dated September 1, 2000 between Arden Realty Limited Partnership and the Registrant regarding 8383 Wilshire Boulevard (incorporated by reference to exhibit 10.1 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(a)	First Amendment to Lease, dated September 5, 2000 (incorporated by reference to exhibit 10.1(a) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(b)	Second Amendment to Lease, dated January 16, 2003 (incorporated by reference to exhibit 10.1(b) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(c)	Third Amendment to Lease, dated October 30, 2003 (incorporated by reference to exhibit 10.1(c) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(d)	Fourth Amendment to Lease, dated May 14, 2004 (incorporated by reference to exhibit 10.1(d) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10.2		2004 Share Option Scheme
10.3		2000 Executive Share Option Scheme
10.4		Asset Purchase Agreement, dated November 27, 2003, between the Registrant and Point Match USA, Inc. (incorporated by reference to exhibit 10.4 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.4(a)*	First Amendment to Asset Purchase Agreement, January 7, 2004, between the Registrant and Point Match USA, Inc
10.5		Asset Purchase Agreement, dated November 27, 2003, between MatchNet (Israel) Ltd., a subsidiary of the Registrant, and Point Match Ltd. (incorporated by reference to exhibit 10.5 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.5(a)	First Amendment to Asset Purchase Agreement, dated January 7, 2004, between MatchNet (Israel) Ltd., a subsidiary of the Registrant, and Point Match Ltd. (incorporated by reference to exhibit 10.5(a) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10.6		Executive Employment Agreement, dated August 12, 2004, between the Registrant and David Siminoff
10.7		Executive Employment Agreement, dated October 4, 2004, between the Registrant and Mark Thompson
10.8		Executive Employment Agreement, dated October 4, 2004, between the Registrant and Phillip Nelson
10.9		Executive Employment Agreement, dated March 1, 2005, between the Registrant and Joe Y. Shapira
10	.10*	Form of Indemnification Agreement for Officers and Directors
10	.10(a)*	List of Parties executing Form of Indemnification Agreement for Officers and Directors
10.11		Deal Documents and Purchase Agreement for investment in Yobon, Inc. dated October 19, 2004
10.12		Warrant Agreement, dated December 30, 2004, between the Registrant and Europlay Capital Advisors LLC
16.1		Letter re: Change in Certifying Accountant (incorporated by reference to exhibit 16.1 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)

Exhibit
Number		Description of Exhibit

21.1		List of subsidiaries
23.1		Consent of Ernst & Young
23.2		Consent of Ziv Haft
23	.3*	Consent of Steptoe & Johnson (contained in exhibit 5.1)
24.1		Power of attorney (included on signature page of Registration Statement)

*	To be filed by amendment.
(b)     Financial Statement Schedules

Schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the related notes.

Item 17.	Undertakings
(a)     The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in denominations as required by the underwriters and registered in names as required by the underwriters to permit prompt delivery to each purchaser.
(b)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on March 10, 2005.

Spark Networks plc

/s/ David E. Siminoff

David E. Siminoff
Chief Executive Officer and President

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E. Siminoff and Mark Thompson as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ David E. Siminoff David E. Siminoff	Chief Executive Officer and President (Principal Executive Officer)	March 10, 2005

/s/ Mark Thompson Mark Thompson	Chief Financial Officer	March 10, 2005

/s/ Joe Shapira Joe Shapira	Executive Chairman of the Board	March 10, 2005

/s/ Michael Brown Michael Brown	Director	March 10, 2005

/s/ Martial Chaillet Martial Chaillet	Director	March 10, 2005

/s/ Benjamin Derhy Benjamin Derhy	Director	March 10, 2005

/s/ Laura Lauder Laura Lauder	Director	March 10, 2005

/s/ Scott Shleifer Scott Shleifer	Director	March 10, 2005

INDEX TO EXHIBITS

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Memorandum of Association of Registrant dated September 3, 1998
3.2		Amendment to Memorandum of Association dated January 10, 2005 (Name Change)
3.3		Articles of Association of Registrant, as amended April 11, 2000 and December 10, 2004
4	.1*	Form of Deposit Agreement
4	.2*	Form of ADR
4	.3*	Specimen ordinary share certificate
5	.1*	Opinion of Steptoe & Johnson
10.1		Lease dated September 1, 2000 between Arden Realty Limited Partnership and the Registrant regarding 8383 Wilshire Boulevard (incorporated by reference to exhibit 10.1 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(a)	First Amendment to Lease, dated September 5, 2000 (incorporated by reference to exhibit 10.1(a) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(b)	Second Amendment to Lease, dated January 16, 2003 (incorporated by reference to exhibit 10.1(b) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(c)	Third Amendment to Lease, dated October 30, 2003 (incorporated by reference to exhibit 10.1(c) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.1(d)	Fourth Amendment to Lease, dated May 14, 2004 (incorporated by reference to exhibit 10.1(d) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10.2		2004 Share Option Scheme
10.3		2000 Executive Share Option Scheme
10.4		Asset Purchase Agreement, dated November 27, 2003, between the Registrant and Point Match USA, Inc. (incorporated by reference to exhibit 10.4 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.4(a)*	First Amendment to Asset Purchase Agreement, January 7, 2004, between the Registrant and Point Match USA, Inc
10.5		Asset Purchase Agreement, dated November 27, 2003, between MatchNet (Israel) Ltd., a subsidiary of the Registrant, and Point Match Ltd. (incorporated by reference to exhibit 10.5 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10	.5(a)	First Amendment to Asset Purchase Agreement, dated January 7, 2004, between MatchNet (Israel) Ltd., a subsidiary of the Registrant, and Point Match Ltd. (incorporated by reference to exhibit 10.5(a) of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
10.6		Executive Employment Agreement, dated August 12, 2004, between the Registrant and David Siminoff
10.7		Executive Employment Agreement, dated October 4, 2004, between the Registrant and Mark Thompson
10.8		Executive Employment Agreement, dated October 4, 2004, between the Registrant and Phillip Nelson
10.9		Executive Employment Agreement, dated March 1, 2005, between the Registrant and Joe Y. Shapira

Exhibit
Number		Description of Exhibit

10	.10*	Form of Indemnification Agreement for Officers and Directors
10	.10(a)*	List of Parties executing Form of Indemnification Agreement for Officers and Directors
10.11		Deal Documents and Purchase Agreement for investment in Yobon, Inc. dated October 19, 2004
10.12		Warrant Agreement, dated December 30, 2004, between the Registrant and Europlay Capital Advisors LLC
16.1		Letter re: Change in Certifying Accountant (incorporated by reference to exhibit 16.1 of MatchNet, Inc.’s registration statement on Form S-1 (file no. 333-117940) filed with the Securities and Exchange Commission on August 4, 2004)
21.1		List of subsidiaries
23.1		Consent of Ernst & Young
23.2		Consent of Ziv Haft
23	.3*	Consent of Steptoe & Johnson (contained in exhibit 5.1)
24.1		Power of attorney (included on signature page of Registration Statement)

*	To be filed by amendment.